Filed Pursuant to Rule 424(b)(3)
Registration No. 333-239276

Eventbrite, Inc.

Up to 2,599,174 Shares of

Class A Common Stock

Prospectus Supplement No. 1

(to Prospectus dated July 1, 2020)

This Prospectus Supplement No. 1 of Eventbrite, Inc. supplements the prospectus, dated July 1, 2020 (the “Prospectus”), which was declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on July 1, 2020, and which forms a part of our Registration Statement on Form S-1 (Registration No. 333-239276). This Prospectus Supplement No. 1 is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our quarterly report on Form 10-Q, filed with the Commission on August 7, 2020 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this Prospectus Supplement No. 1.

The Prospectus relates to the resale of up to 2,599,174 shares of our Class A common stock, par value $0.00001 per share, by FP EB Aggregator, L.P. or its permitted transferees.

This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus.

Our Class A common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “EB.” On August 6, 2020, the last reported sale price of our Class A common stock on the NYSE was $8.67 per share.

Investing in our Class  A common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors ” beginning on page 3 of the Prospectus, as well as those risks and uncertainties described in the accompanying prospectus supplements and the documents included or incorporated by reference herein or therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is August 7, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2020

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-38658

EVENTBRITE, INC.

(Exact name of registrant as specified in its charter)

Delaware	14-1888467
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

155 5th Street, 7th Floor

San Francisco, CA 94103

(Address of principal executive offices) (Zip Code)

(415) 692-7779

(Registrant’s telephone number, including area code)

Not applicable

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A common stock, $0.00001 par value	EB	New York Stock Exchange LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of July 15, 2020, 67,466,394 shares of Registrant’s Class A common stock and 23,383,917 shares of Registrant’s Class B common stock were outstanding.

EVENTBRITE, INC.

QUARTERLY REPORT ON FORM 10-Q

FOR THE PERIOD ENDED

JUNE 30, 2020

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “appears,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Quarterly Report on Form 10-Q include, but are not limited to, statements related to the impacts of the COVID-19 global health pandemic, including its impact on us, our operations, or our future financial or operational results; our expectations regarding restructuring charges with respect to the workforce reduction implemented in response to the COVID-19 global health pandemic; statements regarding our credit agreement and our convertible senior notes, including the intended use of the net proceeds; statements about our future financial performance, including our revenue, costs of revenue and operating expenses; our anticipated growth and growth strategies and our ability to effectively manage that growth; our ability to achieve and grow profitability; the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs; our ability to maintain the security and availability of our platform; our predictions about industry and market trends; our ability to attract and retain creators; our ability to successfully operate internationally; our ability to maintain, protect and enhance our intellectual property; our ability to attract and retain qualified employees and key personnel; our ability to comply with modified or new laws and regulations applying to our business; and our ability to successfully defend litigation brought against us.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this Quarterly Report on Form 10-Q. We caution you that the foregoing list may not contain all of the forward-looking statements made in this Quarterly Report on Form 10-Q. You should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements are based on information and estimates available to the Company at the time of this Quarterly Report on Form 10-Q and are not guarantees of future performance. We undertake no obligation to update any forward-looking statements made in this Quarterly Report on Form 10-Q to reflect events or circumstances after the date of this Quarterly Report on Form 10-Q or to reflect new information or the occurrence of unanticipated events, except as required by law.

PART 1. FINANCIAL INFORMATION

Item 1. Unaudited Interim Condensed Consolidated Financial Statements

EVENTBRITE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(Unaudited)

	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$546,863	$420,712
Funds receivable	5,659	54,896
Accounts receivable, net	829	2,932
Creator signing fees, net	1,511	9,597
Creator advances, net	10,532	22,282
Prepaid expenses and other current assets	11,702	14,157

Total current assets	577,096	524,576
Property, plant and equipment, net	15,083	19,735
Operating lease right-of-use assets	18,342	22,160
Goodwill	170,560	170,560
Acquired intangible assets, net	43,948	49,158
Restricted cash	2,230	2,228
Creator signing fees, noncurrent	15,239	16,710
Creator advances, noncurrent	886	922
Other assets	12,291	1,966

Total assets	$855,675	$808,015

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable, creators	$203,222	$307,871
Accounts payable, trade	4,144	1,870
Chargebacks and refunds reserve	65,907	2,699
Accrued compensation and benefits	7,068	6,347
Accrued taxes	1,489	5,409
Operating lease liabilities	7,538	9,115
Other accrued liabilities	13,110	16,997

Total current liabilities	302,478	350,308
Accrued taxes, noncurrent	14,444	15,173
Operating lease liabilities, noncurrent	12,998	16,162
Long-term debt	196,581	—
Other liabilities	155	557

Total liabilities	526,656	382,200

Commitments and contingencies (Note 11)
Stockholders’ equity
Preferred stock, $0.00001 par value; 100,000,000 shares authorized, no shares issued or outstanding as of June 30, 2020 and December 31, 2019	—	—
Common stock, $0.00001 par value; 1,100,000,000 shares authorized; 90,811,061 shares issued and outstanding as of June 30, 2020; 85,718,860 shares issued and outstanding as of December 31, 2019	1	1
Additional paid-in capital	886,904	798,640
Accumulated deficit	(557,886)	(372,826)

Total stockholders’ equity	329,019	425,815

Total liabilities and stockholders’ equity	$855,675	$808,015

(See accompanying Notes to Unaudited Interim Condensed Consolidated Financial Statements)

EVENTBRITE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net revenue	$8,394	$80,758	$57,480	$162,084
Cost of net revenue(1)	10,094	31,119	38,099	61,684

Gross profit	(1,700)	49,639	19,381	100,400
Operating expenses(1)
Product development	15,047	16,628	31,218	31,225
Sales, marketing and support	(3,073)	26,053	96,842	47,778
General and administrative	22,472	22,287	64,581	47,667

Total operating expenses	34,446	64,968	192,641	126,670

Loss from operations	(36,146)	(15,329)	(173,260)	(26,270)
Interest expense	(3,625)	(1,033)	(3,637)	(2,125)
Other income (expense), net	1,186	375	(8,099)	2,555

Loss before income taxes	(38,585)	(15,987)	(184,996)	(25,840)
Income tax provision (benefit)	(1)	(1,193)	64	(1,093)

Net loss	$(38,584)	$(14,794)	$(185,060)	$(24,747)

Net loss per share, basic and diluted	$(0.44)	$(0.18)	$(2.12)	$(0.31)

Weighted-average number of shares outstanding used to compute net loss per share, basic and diluted	88,410	81,369	87,174	80,049

(1)	Includes stock-based compensation as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Cost of net revenue	$207	$325	$630	$569
Product development	3,366	2,187	7,055	4,225
Sales, marketing and support	901	1,246	2,332	2,469
General and administrative	5,137	4,948	10,416	9,570

(See accompanying Notes to Unaudited Interim Condensed Consolidated Financial Statements)

EVENTBRITE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

(Unaudited)

	Common Stock-Class A		Common Stock-Class B		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2020	61,863,617	$1	23,855,243	$—	$798,640	$(372,826)	$425,815
Issuance of common stock upon exercise of stock options	738,410	—	—	—	4,654	—	4,654
Issuance of restricted stock awards	480	—	—	—	—	—	—
Issuance of common stock for settlement of RSUs	304,600	—	—	—	—	—	—
Shares withheld related to net share settlement	(110,411)	—	—	—	(1,713)	—	(1,713)
Conversion of common stock from Class B to Class A	262,483	—	(262,483)	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	61	—	61
Stock-based compensation	—	—	—	—	11,201	—	11,201
Net loss	—	—	—	—	—	(146,476)	(146,476)

Balance at March 31, 2020	63,059,179	1	23,592,760	$—	812,843	(519,302)	293,542
Issuance of common stock upon exercise of stock options	1,290,333	—	13,004	—	6,837	—	6,837
Issuance of restricted stock awards	—	—	—	—	—	—	—
Issuance of common stock for settlement of RSUs	228,233	—	—	—	—	—	—
Shares withheld related to net share settlement	(70,098)	—	—	—	(616)	—	(616)
Conversion of common stock from Class B to Class A	221,847	—	(221,847)	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	180	—	180
Equity component of convertible notes, net of issuance costs	—	—	—	—	45,452	—	45,452
Purchase of convertible senior notes capped calls	—	—	—	—	(15,600)	—	(15,600)
Issuance of common stock for ESPP Purchase	98,476	—	—	—	721	—	721
Shares issued in connection with term loans stock purchase agreement	2,599,174	—	—	—	27,369	—	27,369
Stock-based compensation	—	—	—	—	9,718	—	9,718
Net loss	—	—	—	—	—	(38,584)	(38,584)

Balance at June 30, 2020	67,427,144	$1	23,383,917	$—	$886,904	$(557,886)	$329,019

EVENTBRITE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

(Unaudited)

	Common Stock-Class A		Common Stock-Class B		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2019	11,502,993	$—	66,855,401	$—	(188,480)	$(488)	$718,405	$(302,695)	$415,222
Issuance of common stock upon exercise of stock options	1,785,106	—	249,207	—	—	—	12,427	—	12,427
Issuance of restricted stock awards	4,402	—	—	—	—	—	—	—	—
Issuance of common stock for settlement of RSUs	62,263	—	—	—	—	—	—	—	—
Shares withheld related to net share settlement	(24,249)	—	—	—	—	—	(560)	—	(560)
Conversion of common stock from Class B to Class A	21,095,075	—	(21,095,075)	—	—	—	—	—	—
Retirement of treasury shares	—	—	—	—	188,480	488	(488)	—	—
Vesting of early exercised stock options	—	—	—	—	—	—	92	—	92
Stock-based compensation	—	—	—	—	—	—	8,330	—	8,330
Cumulative effect adjustment upon adoption of ASU 2014-09	—	—	—	—	—	—	—	(600)	(600)
Cumulative effect adjustment upon adoption of ASU 2016-02	—	—	—	—	—	—	—	(771)	(771)
Net loss	—	—	—	—	—	—	—	(9,953)	(9,953)

Balance at March 31, 2019	34,425,590	—	46,009,533	—	—	—	738,206	(314,019)	424,187
Issuance of common stock upon exercise of stock options	1,785,361	—	—	—	—	—	10,526	—	10,526
Issuance of restricted stock awards	21,016	—	—	—	—	—	—	—	—
Issuance of common stock for settlement of RSUs	52,204	—	—	—	—	—	—	—	—
Issuance of common stock for ESPP Purchase	167,706	—	—	—	—	—	2,234	—	2,234
Shares withheld related to net share settlement	(11,858)	—	—	—	—	—	(253)	—	(253)
Conversion of common stock from Class B to Class A	11,491,455	—	(11,491,455)	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	—	—	92	—	92
Stock-based compensation	—	—	—	—	—	—	9,154	—	9,154
Net loss	—	—	—	—	—	—	—	(14,794)	(14,794)

Balance at June 30, 2019	47,931,474	$—	34,518,078	$—	—	$—	$759,959	$(328,813)	$431,146

(See accompanying Notes to Unaudited Interim Condensed Consolidated Financial Statements)

EVENTBRITE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2020	2019
Cash flows from operating activities
Net loss	$(185,060)	$(24,747)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	11,909	11,969
Amortization of creator signing fees	5,301	4,915
Noncash operating lease expense	3,894	3,933
Accretion of debt discounts and issuance costs	2,688	223
Stock-based compensation	20,433	16,833
Provision for chargebacks and refunds	84,533	9,951
Impairment charges	8,227	1,899
Provision for bad debt and creator advances	16,224	2,380
Loss on disposal of assets	2,159	58
Deferred income taxes	(82)	(745)
Changes in operating assets and liabilities:
Accounts receivable	(1,001)	(1,061)
Funds receivable	49,237	12,115
Creator signing fees, net	(3,901)	(9,251)
Creator advances, net	(913)	(8,513)
Prepaid expenses and other current assets	1,964	1,783
Other assets	259	(2)
Accounts payable, creators	(104,649)	50,769
Accounts payable, trade	1,440	956
Chargebacks and refunds reserve	(21,325)	(9,590)
Accrued compensation and benefits	721	(308)
Accrued taxes	(3,920)	(3,525)
Operating lease liabilities	(4,876)	(4,105)
Other accrued liabilities	(9,338)	3,702
Accrued taxes, noncurrent	(647)	(1,334)
Other liabilities	8	(974)

Net cash provided by (used in) operating activities	(126,715)	57,331
Cash flows from investing activities
Purchases of property and equipment	(1,230)	(3,566)
Capitalized internal-use software development costs	(2,538)	(4,271)

Net cash used in investing activities	(3,768)	(7,837)
Cash flows from financing activities
Proceeds from issuance of common stock under ESPP	721	2,234
Proceeds from exercise of stock options	11,491	22,954
Taxes paid related to net share settlement of equity awards	(453)	(706)
Principal payments on debt obligations	—	(11,406)
Proceeds from issuance of debt and common stock, net of issuance costs paid	260,777	(457)
Purchase of convertible notes capped calls	(15,600)	—
Payments on finance lease obligations	(300)	(138)
Payments of deferred offering costs	—	(413)

EVENTBRITE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2020	2019
Net cash provided by financing activities	256,636	12,068

Net increase in cash, cash equivalents and restricted cash	126,153	61,562
Cash, cash equivalents and restricted cash
Beginning of period	422,940	439,400

End of period	$549,093	$500,962

Supplemental cash flow data
Interest paid	$613	$1,876
Income taxes paid, net of refunds	475	367
Noncash investing and financing activities
Vesting of early exercised stock options	$241	$184
Purchases of property and equipment, accrued but unpaid	226	338

(See accompanying Notes to Unaudited Interim Condensed Consolidated Financial Statements)

EVENTBRITE, INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1. Overview and Basis of Presentation

Description of Business

Eventbrite, Inc. (Eventbrite or the Company) has built a powerful, broad technology platform to enable creators to solve the challenges associated with creating live and online experiences. The Company’s platform integrates components needed to seamlessly plan, promote and produce live events, thereby allowing creators to reduce friction and costs, increase reach and drive ticket sales.

Basis of Presentation

The accompanying interim condensed consolidated financial statements of the Company are unaudited. The unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the applicable rules and regulations of the Securities and Exchange Commission (SEC) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The condensed consolidated balance sheet as of December 31, 2019 included herein was derived from the audited financial statements as of that date.

The accompanying unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal and recurring nature considered necessary to state fairly the Company’s consolidated financial position, results of operations and cash flows for the interim periods. All intercompany transactions and balances have been eliminated. The interim results for the three and six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020 or for any other future annual or interim period.

The information included in this Quarterly Report on Form 10-Q should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Quantitative and Qualitative Disclosures About Market Risk” and the Consolidated Financial Statements and notes thereto included in Items 7, 7A and 8, respectively, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 (2019 Form 10-K).

Use of Estimates

In order to conform with U.S. GAAP, the Company is required to make certain estimates, judgments and assumptions when preparing its consolidated financial statements. These estimates, judgments and assumptions affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reported periods. These estimates include, but are not limited to, the recoverability of creator signing fees and creator advances, the chargebacks and refunds reserve, the capitalization and estimated useful life of internal-use software, certain assumptions used in the valuation of equity awards, assumptions used in determining the fair value of business combinations, the allowance for doubtful accounts, indirect tax reserves and contra-revenue amounts related to fraudulent events, customer disputed transactions and refunds. The Company evaluates these estimates on an ongoing basis. Actual results could differ from those estimates and such differences could be material to the Company’s consolidated financial statements.

COVID-19 Impacts

During the six months ended June 30, 2020, a global health pandemic referred to as COVID-19 arose and has disrupted many industries around the world, including the live events industry, resulting in the cancellation or postponement of live events. The effect of and uncertainties surrounding the COVID-19 pandemic has caused the Company to make significant estimates in its condensed consolidated financial statements as of and for the three and six months ended June 30, 2020, specifically related to chargebacks and refunds due to cancelled or postponed events, which impacts net revenue, advance payouts, creator signing fees and creator advances. The COVID-19 pandemic is ongoing in nature and the Company will continue to revise such estimates in future reporting periods to reflect management’s best estimates of future outcomes. The COVID-19 pandemic has adversely affected the Company’s results of operations in the three and six months ended June 30, 2020. Significant uncertainty remains regarding the extent and duration of the impact that the COVID-19 pandemic will have on the Company’s business. The full extent to which COVID-19 impacts the Company’s business, results of operations and financial condition cannot be predicted at this time, and the impact of COVID-19 may persist for an extended period of time or become more pronounced.

2020 Restructuring

During the three months ended June 30, 2020, the Company’s board of directors approved a program to reduce the Company’s global workforce personnel by approximately 45% (the RIF). This reduction in the global workforce was substantially completed in the second quarter of 2020. Restructuring and other charges by type for the RIF for the period were as follows (in thousands):

Three Months Ended June 30, 2020
Employee severance and post-termination benefit arrangements	$7,498
Asset impairments and loss on disposals	1,879
Other charges	144

Total restructuring and other charges	$9,521

SEC Filer and Emerging Growth Company Status

The Company became a large accelerated filer on December 31, 2019, based on the market value of the Company’s Class A common stock held by non-affiliates as of the last day of the second quarter in 2019. Prior to that, the Company was an emerging growth company (EGC) as defined in the Jumpstart Our Business Startups Act (JOBS Act). Being an EGC allowed the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company had elected to use this extended transition period under the JOBS Act.

The Company lost the ability to delay adoption of new or revised accounting pronouncements when it became a large accelerated filer as of December 31, 2019. As a result, the financial statements included in this Quarterly Report on Form 10-Q reflect the adoption of new accounting standards effective for calendar year end public companies, including the adoption of ASU 2016-02, Leases (Topic 842) (ASC 842). The Company previously filed its 2019 quarterly interim financial statements on Form 10-Q by accounting for its leases under ASC 840, Leases (ASC 840), and has consequently recast its previously reported 2019 interim financial information to be reported under ASC 842 in this Quarterly Report on Form 10-Q. Refer to the sections titled Recently Adopted Accounting Pronouncements in Note 2 and Adoption of ASC 842 in Note 8 for more information.

Comprehensive Loss

For all periods presented, comprehensive loss equaled net loss. Therefore, the condensed consolidated statements of comprehensive loss have been omitted from the condensed consolidated financial statements.

Segment Information

The Company’s Chief Executive Officer (CEO) is the chief operating decision maker. The Company’s CEO reviews discrete financial information presented on a consolidated basis for purposes of allocating resources and evaluating the Company’s financial performance. Accordingly, the Company has determined that it operates as a single operating segment and has one reporting unit.

2. Significant Accounting Policies

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued ASC 842, which supersedes the previous accounting guidance for leases included within ASC 840. The new guidance generally requires an entity to recognize on its balance sheet operating and finance lease liabilities and corresponding right-of-use assets, as well as to recognize the associated operating lease expenses on its statements of operations.

The Company adopted ASC 842 in the 2019 Form 10-K and retroactively applied its provisions to January 1, 2019 in accordance with ASU No. 2018-11, Targeted Improvements to ASC 842 using a modified retrospective approach, thereby recasting the results of operations for each of the first three quarters of 2019. The recast results for the three and six months ended June 30, 2019 are reflected as such in this Quarterly Report on Form 10-Q. The Company elected not to adjust comparative periods prior to 2019 and will continue to disclose reporting periods prior to January 1, 2019 under ASC 840.

The most significant impact of adopting ASC 842 was the derecognition of the Company’s build-to-suit asset and improvements, including lessor-owned improvements, with a carrying amount of $26.7 million and the related lease financing obligation of $28.9 million related to the Company’s San Francisco office lease. As of January 1, 2019, the Company ceased to allocate its lease payments to interest expense and the build-to-suit liability. Under ASC 842, the Company classifies this lease as an operating lease and recognizes lease expense in the consolidated statement of operations. Lease payments are recorded as a reduction of the operating lease liability, similar to all of the Company’s other real estate leases. The Company recorded additional lease operating expense of $3.7 million, decreased depreciation expense of $0.5 million and decreased interest expense of $3.3 million during the year ended December 31, 2019 compared to the year ended December 31, 2018, related to its San Francisco office lease as a result of adopting ASC 842.

The adoption of ASC 842 resulted in the recognition of $25.7 million of operating lease right-of-use assets and $29.7 million of operating lease liabilities on the consolidated balance sheet as of January 1, 2019. The Company reclassified $1.7 million of previously recognized deferred rent obligations and lease incentives to operating lease right-of-use assets upon adoption of ASC 842. The Company also recorded finance lease right-of-use assets of $0.4 million and total finance lease liabilities of $0.5 million as of January 1, 2019.

The adoption of ASC Topic 842 had no income tax impact to the consolidated financial statements. The Company wrote-off its deferred tax asset related to its built-to-suit lease and grossed up its deferred taxes consistent with the new ASC 842 classifications: right-of-use asset and lease liability, recording a $2.5 million deferred tax liability related to the recognition of right-of-use assets and a $3.0 million deferred tax asset related to the recognition of lease liabilities upon adoption. The deferred taxes recognized upon the adoption of ASC 842 were offset by a valuation allowance, resulting in no income tax impact to the consolidated financial statements. Furthermore, in conjunction with the adoption entry, the Company adjusted its deferred rent deferred tax asset, fixed asset deferred tax liability and prepaid expenses deferred tax liability through retained earnings, which was offset by a valuation allowance.

For further information, see Note 8.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, including trade receivables. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model that requires the use of forward-looking information to calculate credit loss estimates. The Company adopted this new standard effective January 1, 2020 and has considered forward-looking information in its measurement and recognition of expected credit losses for its accounts receivables, creator signing fees and creator advances, including consideration of the financial statement effects of the COVID-19 pandemic. Refer to Note 4, Note 5 and Note 6 for further information.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes. This standard simplifies accounting for income taxes by removing certain exceptions to the general principles and amending existing guidance to improve consistent application. The Company adopted this new standard effective January 1, 2020. Its adoption had no material impact on the Company’s financial reporting or results of operations.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (ASU 2017-04), which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. The Company adopted this new standard effective January 1, 2020. Its adoption had no material impact on the Company’s financial reporting or results of operations.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments modify the disclosure requirements in Topic 820 to add disclosures regarding changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty. Certain disclosure requirements in Topic 820 are also removed or modified. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Certain of the amendments are to be applied prospectively while others are to be applied retrospectively. There was not a material impact on the Company’s consolidated financial statements as a result of the adoption of ASU 2018-13.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40) (ASC 606) on January 1, 2019.

The Company determines revenue recognition through the following steps:

i.	Identification of the contract, or contracts, with a customer

ii.	Identification of the performance obligations in the contract

iii.	Determination of the transaction price

iv.	Allocation of the transaction price to the performance obligations in the contract

v.	Recognition of revenue, when, or as, the Company satisfies the performance obligation

The Company derives its revenues primarily from service fees and payment processing fees charged at the time a ticket for an event is sold. The Company also derives revenues from providing certain creators with account management services and customer support. The Company’s customers are event creators who use the Company’s platform to sell tickets to attendees. Revenue is recognized when or as control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company allocates the transaction price by estimating a standalone selling price for each performance obligation using an expected cost plus a margin approach. For service fees and payment processing fees, revenue is recognized when the ticket is sold. For account management services and customer support, revenue is recognized over the period from the date of the sale of the ticket to the date of the event.

The event creator has the choice of whether to use Eventbrite Payment Processing (EPP) or to use a third-party payment processor, referred to as Facilitated Payment Processing (FPP). Under the EPP option, the Company is the merchant of record and is responsible for processing the transaction and collecting the face value of the ticket and all associated fees at the time the ticket is sold. The Company is also responsible for remitting these amounts collected, less the Company’s fees, to the event creator. Under the FPP option, Eventbrite is not responsible for processing the transaction or collecting the face value of the ticket and associated fees. In this case, the Company invoices the creator for all of the Company’s fees.

The Company evaluates whether it is appropriate to recognize revenue on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods or services by considering if it is primarily responsible for fulfillment of the promise, has inventory risk, and has the latitude in establishing pricing and selecting suppliers, among other factors. The Company determined the event creator is the party responsible for fulfilling the promise to the attendee, as the creator is responsible for providing the event for which a ticket is sold, is responsible for determining the price of the ticket and is responsible for providing a refund if the event is canceled. The Company’s service provides a platform for the creator and event attendee to transact and the Company’s performance obligation is to facilitate and process that transaction and issue the ticket. The amount that the Company earns for its services is fixed. For the payment processing service, the Company determined that it is the principal in providing the service as the Company is responsible for fulfilling the promise to process the payment and has discretion and latitude in establishing the price of its service. Based on management’s assessment, the Company records revenue on a net basis related to its ticketing service and on a gross basis related to its payment processing service. As a result, costs incurred for processing the transactions are included in cost of net revenues in the condensed consolidated statements of operations.

Revenue is presented net of indirect taxes, value-added taxes, creator royalties and reserves for customer refunds, payment chargebacks and estimated uncollectible amounts, including estimates related to the effect of the COVID-19 pandemic. If an event is cancelled by a creator, then any obligations to provide refunds to event attendees are the responsibility of that creator. If a creator is unwilling or unable to fulfill their refund obligations, the Company may, at its discretion, provide attendee refunds. Revenue is also presented net of the amortization of creator signing fees. The benefit the Company receives by securing exclusive ticketing and payment processing rights with certain creators from creator signing fees is inseparable from the customer relationship with the creator and accordingly these fees are recorded as a reduction of revenue in the condensed consolidated statements of operations. See also the descriptions of the Company’s advance payouts under the sections Accounts Payable, Creators and Chargebacks and Refund Reserve below.

Cost of Net Revenue

Cost of net revenue consists primarily of payment processing fees, platform and website hosting fees and operational costs, amortization of acquired developed technology costs, amortization of capitalized internal-use software development costs, field operations costs and allocated customer support costs.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents includes bank deposits and money market funds held with financial institutions. Cash and cash equivalents balances include the face value of tickets sold on behalf of creators and their share of service charges, which are to be remitted to the creators. Such balances were $198.0 million and $256.8 million as of June 30, 2020 and December 31, 2019, respectively. Although creator cash is legally unrestricted, the Company does not utilize creator cash for its own financing or investing activities as the amounts are payable to creators on a regular basis. These amounts due to creators are included in accounts payable, creators on the consolidated balance sheets. The Company considers all highly liquid investments, including money market funds with an original maturity of three months or less at the date of purchase, to be cash equivalents.

The Company has issued letters of credit under lease agreements and other agreements which have been collateralized with cash. This cash is classified as noncurrent restricted cash on the consolidated balance sheets. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows (in thousands):

	June 30, 2020	December 31, 2019
Cash and cash equivalents	$546,863	$420,712
Restricted cash	2,230	2,228

Total cash, cash equivalents and restricted cash	$549,093	$422,940

Funds Receivable

Funds receivable represents cash-in-transit from third-party payment processors that is received by the Company within approximately five business days from the date of the underlying ticketing transaction. The funds receivable balances include the face value of tickets sold on behalf of creators and their share of service charges, which amounts are to be remitted to the creators. Such amounts were $5.3 million and $51.1 million as of June 30, 2020 and December 31, 2019, respectively.

Accounts Payable, Creators

Accounts payable, creators consists of unremitted ticket sale proceeds, net of Eventbrite service fees and applicable taxes. Amounts are remitted to creators within five business days subsequent to the completion of the related event. Creators may apply to receive these proceeds prior to completion of their events as creators often need these funds to pay for event-related costs. For qualified creators, the Company passes ticket sales proceeds to the creator prior to the event, subject to certain limitations. Internally, the Company refers to these payments as advance payouts. When an advance payout is made, the Company reduces its cash and cash equivalents with a corresponding decrease to its accounts payable, creators. As a result of the COVID-19 pandemic and its effect of causing creators to cancel, postpone or reschedule events, the Company temporarily suspended its advance payouts program on March 11, 2020, at which date the total advance payouts to creators related to future events was approximately $354.0 million. As of June 30, 2020, the advance payouts outstanding had reduced to approximately $253.3 million, as a result of creators fulfilling their refund obligations with creator funds as well as events taking place. The Company is exploring new ways to make advance payouts to qualified creators who meet strict guidelines and has started making advance payouts available to a small number of low risk creators on a trial basis.

Chargebacks and Refunds Reserve

Under the Company’s standard terms of service for creators using EPP, the Company settles a creator’s share of the proceeds from ticket sales within five business days after the successful completion of the event. The terms of the Company’s standard merchant agreement obligate creators to reimburse attendees (or the Company, if it has processed the refund) who are entitled to refunds under the creator’s refund policy and under the Company’s refund policy requirement for ticket sales proceeds remitted to creators via advance payouts. When the Company provides advance payouts, it assumes risk that the event may be cancelled, fraudulent, materially not as described or removed from the Company’s platform due to its failure to comply with the Company’s terms of service or merchant agreement, resulting in significant chargebacks, refund requests and/or disputes between attendees and the creator, and risk that the creator will not be able to otherwise make the attendee whole. The Company may refund attendees if the creator is insolvent or has spent the proceeds of the ticket sales for event-related costs, among other circumstances. The Company may not be able to recover its losses from these events, and such unrecoverable amounts could equal the value of the transaction or transactions settled to the creator prior to the event that is disputed, plus any associated chargeback fees not assumed by the creator. The Company records estimates for refunds and chargebacks of its fees as contra-revenue. The Company records estimates for losses related to chargebacks and refunds of the face value of tickets as an operating expense classified within sales, marketing and support. The chargebacks and refunds reserve was $65.9 million and $2.7 million as of June 30, 2020 and December 31, 2019, respectively. The increase in the reserve balance during the six months ended June 30, 2020 was the result of estimated losses from the advance payout program and estimated future refunds of its fees, relating largely to the COVID-19 pandemic. Prior to March 31, 2020, the Company included its chargebacks and refunds reserve in other accrued liabilities on the consolidated balance sheets, and has reclassified the balance as of December 31, 2019 on the condensed consolidated balance sheets included in this Quarterly Report on Form 10-Q to be consistent with the presentation as of June 30, 2020.

Impairment of Long-lived Assets

The carrying amounts of long-lived assets, including property and equipment, capitalized internal-use software, acquired intangible assets and right-of-use operating lease assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted net cash flows the asset is expected to generate over its remaining life.

If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the revised shorter useful life.

During the six months ended June 30, 2020, the Company determined that conditions resulting from the COVID-19 pandemic warranted an interim assessment of its long-lived assets balance. The Company performed a recoverability test and concluded no impairment of the carrying value was required.

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized but the Company evaluates goodwill impairment of its single reporting unit annually in the fourth quarter, or more frequently if events or changes in circumstances indicate the goodwill may be impaired.

The Company determined that the conditions resulting from the COVID-19 pandemic and the decline in the market value of the Company’s common stock warranted an interim assessment of its goodwill carrying amount. On January 1, 2020, the Company adopted ASU 2017-04, which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. During the six months ended June 30, 2020, the Company performed its analysis by comparing the estimated fair value of the Company to its carrying amount, including goodwill. The Company’s analysis indicated that its estimated fair value, using the market price of its common stock, exceeded its carrying amount and therefore goodwill was not impaired and no additional steps were necessary.

Significant Accounting Policies

Other than as discussed above, there have been no material changes to the Company’s significant accounting policies as described in the Company’s 2019 Form 10-K.

3. Fair Value Measurement

The Company measures its financial assets and liabilities at fair value at each reporting date using a fair value hierarchy that requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs that are supported by little or no market activity.

The Company’s cash equivalents, funds receivable, accounts receivable, accounts payable, funds payable and other current liabilities approximate their fair value. All such financial assets and liabilities are Level 1 and are measured at fair value on a recurring basis. There were no other Level 1 assets or liabilities recorded at June 30, 2020 and December 31, 2019.

Refer to Note 9 “Debt” for details regarding the fair value of our term loans and convertible senior notes.

There were no transfers of financial assets or liabilities into or out of Level 1, Level 2 or Level 3 for the periods ended June 30, 2020 and December 31, 2019.

4. Accounts Receivable, Net

Accounts receivable, net is comprised of invoiced amounts to customers who use FPP for payment processing as well as other invoiced amounts. During the three and six months ended June 30, 2020, the Company recorded $2.5 million and $3.6 million, respectively, of incremental allowance for doubtful accounts, including estimated future losses in consideration of the impact of the COVID-19 pandemic. The following table summarizes the Company’s accounts receivable balances as of the dates indicated (in thousands):

	June 30, 2020	December 31, 2019
Accounts receivable, customers	$3,216	$4,979
Allowance for doubtful accounts	(2,387)	(2,047)

Accounts receivable, net	$829	$2,932

5. Creator Signing Fees, Net

Creator signing fees are incentives paid by the Company to secure exclusive ticketing and payment processing rights with certain creators. As of June 30, 2020, the balance of creator signing fees, net is being amortized over a weighted-average remaining contract life of 3.19 years on a straight-line basis. The write-offs and other adjustments for the three and six months ended June 30, 2020 include estimated future losses in consideration of the COVID-19 pandemic. The following table summarizes the activity in creator signing fees for the periods indicated (in thousands):

	Three Months Ended June 30,
	2020	2019
Balance, beginning of period	$17,725	$19,120
Creator signing fees paid	7	4,630
Amortization of creator signing fees	(2,171)	(2,522)
Write-offs and other adjustments	1,189	(465)

Balance, end of period	$16,750	$20,763

	Six Months Ended June 30,
	2020	2019
Balance, beginning of period	$26,307	$17,005
Creator signing fees paid	3,901	9,188
Amortization of creator signing fees	(5,301)	(4,915)
Write-offs and other adjustments	(8,157)	(515)

Balance, end of period	$16,750	$20,763

Creator signing fees are classified as follows on the condensed consolidated balance sheet as of the dates indicated (in thousands):

	June 30, 2020	December 31, 2019
Creator signing fees, net	$1,511	$9,597
Creator signing fees, noncurrent	15,239	16,710

Total creator signing fees	$16,750	$26,307

6. Creator Advances, Net

Creator advances provide the creator with funds in advance of the event and are subsequently recovered by withholding amounts due to the Company from the sale of tickets for the event until the creator payment has been fully recovered. The write-offs and other adjustments for the three and six months ended June 30, 2020 include estimated future losses in consideration of the COVID-19 pandemic. The following table summarizes the activity in creator advances for the periods indicated (in thousands):

	Three Months Ended June 30,
	2020	2019
Balance, beginning of period	$14,462	$26,734
Creator advances paid	20	9,316
Creator advances recouped	(391)	(4,914)
Write-offs and other adjustments	(2,673)	(2,420)

Balance, end of period	$11,418	$28,716

	Six Months Ended June 30,
	2020	2019
Balance, beginning of period	$23,204	$23,142
Creator advances paid	7,666	19,084
Creator advances recouped	(6,753)	(10,663)
Write-offs and other adjustments	(12,699)	(2,847)

Balance, end of period	$11,418	$28,716

Creator advances, net are classified as follows on the condensed consolidated balance sheet as of the dates indicated (in thousands):

	June 30, 2020	December 31, 2019
Creator advances, net	$10,532	$22,282
Creator advances, noncurrent	886	922

Total creator advances	$11,418	$23,204

7. Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following as of the dates indicated (in thousands):

	June 30, 2020	December 31, 2019
Capitalized internal-use software development costs	$47,218	$44,194
Furniture and fixtures	3,654	3,861
Computers and computer equipment	9,265	14,836
Leasehold improvements	8,207	8,393
Finance lease right-of-use assets	619	1,005

Property, plant and equipment	68,963	72,289
Less: Accumulated depreciation and amortization	(53,880)	(52,554)

Property, plant and equipment, net	$15,083	$19,735

The Company recorded the following amounts related to depreciation of fixed assets and capitalized internal-use software development costs during the periods indicated (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Depreciation expense	$977	$1,599	$2,491	$3,236
Capitalized internal-use software development costs	737	2,614	3,024	4,922
Stock-based compensation costs included in capitalized internal-use software development costs	106	448	486	651
Amortization of capitalized internal-use software development costs	2,118	1,799	4,207	3,499

8. Leases

Adoption of ASC 842

The Company adopted ASC 842 in the fourth quarter of 2019, effective as of January 1, 2019 and applied a modified retrospective transition approach. The Company will continue to account for comparative reporting periods prior to that date under ASC 840.

Upon the adoption of ASC 842, the Company derecognized the build-to-suit asset and related lease financing obligation in their entirety, with the exception of the remaining net book value of lessee-owned tenant improvement assets which will be depreciated over the remaining term of the lease. The Company reclassified the San Francisco office lease as an operating lease consistent with the adoption ASC 842. The adoption effect of derecognizing the build-to-suit assets and lease financing obligation and recognizing operating lease right-of-use assets and operating lease liabilities on the consolidated balances sheets was as follows (in thousands):

	December 31, 2019	January 1, 2019	December 31, 2018
Property, plant and equipment, net	$814	$(26,676)	$28,101
Other accrued liabilities	—	(552)	552
Build-to-suit lease financing obligation	—	(28,510)	28,510
Operating lease right-of-use assets	5,953	10,130	—
Operating lease liabilities	5,580	5,167	—
Operating lease liabilities, noncurrent	1,446	7,026	—
Accumulated deficit	135	135	—

As a result of the derecognition of the San Francisco office lease as a build-to-suit lease and reclassification to an operating lease under ASC 842, the Company recast its previously reported results for the three and six months ended June 30, 2019 as follows (in thousands):

	Three Months Ended June 30, 2019
	Initially As Reported	Effect of ASC 842 Adoption	Recast As Reported
Net Revenue	$80,758	$—	$80,758
Cost of Net Revenue	31,073	46	31,119

Gross Profit	49,685	(46)	49,639
Operating Expenses:
Product Development	16,295	333	16,628
Sales, marketing and support	25,872	181	26,053
General and administrative	22,051	236	22,287

Total operating expenses	64,218	750	64,968

Loss from operations	(14,533)	(796)	(15,329)
Interest expense	(1,868)	835	(1,033)
Other income, net	375	—	375

Loss before income taxes	(16,026)	39	(15,987)
Income tax provision	(1,193)	—	(1,193)

Net loss	$(14,833)	$39	$(14,794)

	Six Months Ended June 30, 2019
	Initially As Reported	Effect of ASC 842 Adoption	Recast As Reported
Net Revenue	$162,084	$—	$162,084
Cost of Net Revenue	61,591	93	61,684

Gross Profit	100,493	(93)	100,400
Operating Expenses:
Product Development	30,559	666	31,225
Sales, marketing and support	47,434	344	47,778
General and administrative	47,178	489	47,667

Total operating expenses	125,171	1,499	126,670

Loss from operations	(24,678)	(1,592)	(26,270)
Interest expense	(3,801)	1,676	(2,125)
Loss on debt extinguishment	—	—	—
Other income, net	2,555	—	2,555

Loss before income taxes	(25,924)	84	(25,840)
Income tax provision	(1,093)	—	(1,093)

Net loss	$(24,831)	$84	$(24,747)

The Company has also recast its previously reported consolidated cash flows in this Quarterly Report on Form 10-Q for the six months ended June 30, 2019. The derecognition of the build-to-suit lease resulted in a reclassification of $0.4 million of cash outflow in financing activities to cash outflow in operating activities. The $0.4 million was reclassified to cash flows from operating activities amongst net loss, depreciation and amortization, noncash operating lease expense, prepaid expenses and other current assets, operating lease liabilities, other current liabilities and other liabilities in the condensed consolidated statements of cash flows for the six months ended June 30, 2019.

Operating Leases

The Company leases its office facilities under operating lease arrangements with varying expiration dates through 2029. Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. Right-of-use assets also include adjustments related to prepaid or deferred lease payments and lease incentives. As most of the Company’s leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The incremental borrowing rate is calculated based on hypothetical fully-secured borrowings to fund each respective lease over the lease term as of the lease commencement date, based on an assessment of the company’s implied credit rating. As of June 30, 2020 and December 31, 2019, total operating lease right-of-use assets were $18.3 million and $22.2 million, respectively. Operating lease liabilities were $20.5 million as of June 30, 2020, $7.5 million current and $13.0 million non-current, respectively. Operating lease liabilities were $25.3 million as of December 31, 2019, $9.1 million current and $16.2 million non-current, respectively.

Options to extend or terminate a lease are included in the lease term when it is reasonably certain that the Company will exercise such options. As of June 30, 2020, the remaining lease term of the Company’s operating leases ranges from less than one year to ten years.

The components of operating lease costs were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating lease costs	$2,013	$1,962	$3,894	$3,933
Sublease income	(1,047)	(979)	(2,042)	(1,944)

Total operating lease costs, net	$966	$983	$1,852	$1,989

The Company made cash payments of $2.5 million and $4.9 million for operating lease liabilities during the three and six months ended June 30, 2020 respectively and $2.3 million and $4.1 million during the three and six months ended June 30, 2019, respectively, which is included within the operating activities section on the condensed consolidated statements of cash flows.

As of June 30, 2020, the Company’s operating leases had a weighted-average remaining lease term of 2.21 years and a weighted-average discount rate of 7.8%.

As of June 30, 2020, maturities of operating lease liabilities were as follows (in thousands):

Operating Leases
The remainder of 2020	$4,640
2021	5,258
2022	3,677
2023	3,499
2024	2,495
Thereafter	4,723

Total operating lease payments	24,292
Less: Imputed interest	(3,756)

Total operating lease liabilities	$20,536

Finance Leases

The Company leases certain computer equipment under finance leases. Finance lease right-of-use assets had a carrying amount of $0.4 million as of December 31, 2019 and are included in property, plant and equipment, net on the consolidated balance sheets. Finance lease liabilities totaled $0.7 million as of December 31, 2019, with $0.4 million and $0.3 million included in other accrued liabilities and other noncurrent liabilities, respectively, on the condensed consolidated balance sheets. The Company made cash payments of $0.3 million and $0.1 million for finance lease liabilities during the six months ended June 30, 2020 and 2019 respectively, which are included within the financing activities section on the consolidated statements of cash flows.

9. Debt

The Company had no outstanding debt as of December 31, 2019.

As of June 30, 2020, long-term debt consisted of the following (in thousands):

	Term Loans	Convertible Notes (2025 Notes)	Total
Outstanding principal balance	$125,000	$150,000	$275,000
Less: Unamortized discount	(22,363)	(47,015)	(69,378)
Less: Debt issuance costs	$(5,150)	$(3,891)	(9,041)

Carrying amount, long-term debt	$97,487	$99,094	$196,581

Term Loans

In May 2020, the Company entered into a credit agreement (Credit Agreement) with FP EB Aggregator, L.P. and FP Credit Partners, L.P., as the administrative agent, which Credit Agreement was amended on June 15, 2020 to, among other things, appoint Wilmington Trust, National Association as administrative agent in place of FP Credit Partners, L.P. The Credit Agreement provides for initial term loans (Initial Term Loans) in the aggregate principal amount of $125.0 million, and delayed draw term loans (Delayed Draw Term Loans, and together with the Initial Term Loans, Term Loans) in an aggregate principal amount of $100.0 million. The Delayed Draw Term Loans may only be accessed from December 31, 2020 until September 30, 2021 (Delayed Draw Termination Date), subject to certain conditions. In accordance with the terms of the Credit Agreement, the amount currently available under the Delayed Draw Term Loans is $50.0 million as a result of the Company issuing $150.0 million in convertible senior notes, discussed in further detail below. The full amount of the Initial Term Loans were drawn on May 19, 2020 (Initial Funding Date). Borrowings under the Credit Agreement bear interest at a rate per annum equal to (i) 4.0% payable in Cash Pay Interest (as defined in the Credit Agreement) and (ii) 8.5% Payment in Kind (PIK) Interest (as defined in the Credit Agreement). PIK interest is payable by increasing the principal amount over the term of the Initial Term Loans. The Initial Term Loans mature on the fifth anniversary of the Initial Funding Date, and there are no periodic payments with respect to the principal of the Initial Term Loans. Cash interest payments are due quarterly on each of June 30, September 30, December 31, and March 31. The Company made its first cash interest payment on June 30, 2020 for $0.6 million. The Company incurred total cash costs of $13.2 million, of which $7.6 million were debt issuance costs and the remaining $5.6 million debt discount.

In May 2020, in connection with the execution of the Credit Agreement, the Company entered into a stock purchase agreement (Stock Purchase Agreement) with FP EB Aggregator, L.P. (Purchaser) to issue and sell 2,599,174 shares of Class A Common Stock to the Purchaser for a purchase price of $0.01 per share. These shares were purchased on the Initial Funding Date. The Company accounted for these shares at fair value and recorded $27.4 million as additional debt discount, resulting in total debt issuance costs and discount of $40.6 million.

The Company allocated $29.0 million of the total debt discount and issuance costs to the Initial Term Loans and $11.6 million of the total debt discount and issuance costs to the Delayed Draw Term Loans. The amount allocated to the Initial Term Loans is recorded as a reduction to the carrying amount of the debt and is being accreted over the contractual term of the loans using the effective interest rate method. The effective interest rate of the Initial Term Loans is 18.5%. The amount allocated to the Delayed Draw Term Loans is recorded in Other assets on the condensed consolidated balance sheets and is being amortized straight-line through the Delayed Draw Termination Date. Once the Delayed Draw Term Loans are drawn, the Company will derecognize the associated asset and record a discount on Delayed Draw Term Loans equal to the unamortized fee. If the Company borrows a portion of Delayed Draw Term Loans, only a proportionate amount of the asset should be recognized as debt discount.

Optional prepayments of borrowings under the Credit Agreement are permitted at any time, in whole or in part, but are subject to a prepayment premium during the first four years following the Initial Funding Date at a Make-Whole Amount (as defined in the Credit Agreement) in year one, 12% in year two, 10% in year three and 8% in year four as more fully set forth in the Credit Agreement. Subject to certain exceptions, the Company will be required to prepay certain amounts outstanding under the Term Loans with the net cash proceeds (as customarily defined in the Credit Agreement) of certain asset sales, certain casualty events, certain issuances of non-permitted debt and certain excess cash flow (as customarily defined in the Credit Agreement). The Credit Agreement provides for customary events of default including non-payment of obligations, inaccuracy of representations or warranties, non-performance of covenants and obligations, default on other material debt, bankruptcy or insolvency events, material judgments, change of control, material ERISA events and certain customary events of default relating to collateral or guarantees. Upon the occurrence of any event of default, subject to the terms of the Credit Agreement including any cure periods specified therein, customary remedies may be exercised by the lenders under the Credit Agreement against the Company and its properties. The Company was in compliance with all covenants as of June 30, 2020.

As of June 30, 2020, the total estimated fair value of the Term Loan was approximately $133.2 million. The fair value is considered a Level 3 valuation input.

Convertible Senior Notes

In June 2020, the Company issued the 2025 Notes, which consisted of $150.0 million aggregate principal amount of 5.000% convertible senior notes due 2025 in a private offering, inclusive of the initial purchaser’s exercise in full of their option to purchase additional notes. The 2025 Notes are senior, unsecured obligations of the Company and bear interest at a fixed rate of 5.000% per year. Interest is payable in cash semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. The 2025 Notes mature on December 1, 2025 unless earlier repurchased, redeemed or converted. The total net proceeds from the 2025 Notes, after deducting the initial purchasers’ discounts and debt issuance costs of $5.7 million, was $144.3 million.

The terms of the 2025 Notes are governed by an Indenture by and between the Company and Wilmington Trust, National Association, as Trustee (the Indenture). Upon conversion, the 2025 Notes may be settled in cash, shares of Class A common stock, or a combination of cash and shares of Class A common stock, at the Company’s election. It is the Company’s current intent to settle the principal amount of the 2025 Notes with cash and remaining conversion value, if any, in shares of the Class A common stock.

The 2025 Notes are convertible at an initial conversion rate of 79.3903 shares of Class A common stock per $1,000 principal amount of 2025 Notes, which is equal to an initial conversion price of approximately $12.60 per share of Class A common stock. The conversion rate is subject to adjustment under certain circumstances in accordance with the terms of the Indenture. Holders of the 2025 Notes may convert all or a portion of their 2025 Notes only in multiples of $1,000 principal amount, under the following circumstances:

•

during any calendar quarter commencing after the calendar quarter ending on September 30, 2020 (and only during such calendar quarter), if the last reported sale price per share of our Class A common stock exceeds 130% of the conversion price of the 2025 Notes for each of the at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;

•

during the five consecutive business days immediately after any 10 consecutive trading day period in which the trading price per $1,000 principal amount of 2025 Notes for each trading day of that 10 consecutive trading day period was less than 98% of the product of the last reported sale price of Class A common stock and the conversion rate on such trading day;

•	upon the occurrence of certain corporate events or distributions on the Company’s Class A common stock, as described in the Indenture;

•	if the Company calls the 2025 Notes for redemption; or

•	at any time from, and including, June 2, 2025 until the close of business on the second scheduled trading day immediately before the maturity date.

Holders of the 2025 Notes who convert their 2025 Notes in connection with certain corporate events that constitute a make-whole fundamental change (as defined in the Indenture) are, under certain circumstances, entitle to an increase in the conversion rate.

The 2025 Notes are redeemable, in whole or in part, at the Company’s option at any time and from time to time, on or after June 1, 2023 and on or before the 40th scheduled trading day immediately prior to the maturity date, at a cash redemption price equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of Class A common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading dates ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (2) the trading day immediately before the date the Company sends such notice. Additionally, calling any of the 2025 Notes for redemption will constitute a make-whole fundamental change with respect to that portion of the 2025 Notes, in which case the conversion rate applicable to the conversion of those 2025 Notes will be increased in certain circumstances (as described in the Indenture) if it is converted after it is called for redemption.

If certain corporate events that constitute a “Fundamental Change” (as defined in the Indenture) occur, then, subject to a limited exception for certain cash mergers, noteholders may require the Company to repurchase their 2025 Notes at a cash repurchase price equal to the principal amount of the 2025 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change repurchase date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company’s Class A common stock.

The 2025 Notes have customary provisions relating to the occurrence of “Events of Default” (as defined in the Indenture), which include the following: (i) certain payment defaults on the 2025 Notes; (ii) the Company’s failure to send certain notices under the Indenture within specified periods of time; (iii) the Company’s failure to comply with certain covenants in the Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (iv) a default by the Company in its other obligations or agreements under the Indenture or the 2025 Notes if such default is not cured or waived within 60 days after notice is given in accordance with the Indenture; (v) the rendering of certain judgments against the Company or any of its subsidiaries for the payment of at least $10,000,000, where such judgments are not discharged or stayed within 45 days after the date on which the right to appeal has expired or on which all rights to appeal have been extinguished; (vi) certain defaults by the Company or any of its significant subsidiaries with respect to indebtedness for borrowed money of at least $10,000,000; and (vii) certain events of bankruptcy, insolvency and reorganization involving the Company or any of the Company’s significant subsidiaries. The Company was in compliance with all covenants as of June 30, 2020.

If an Event of Default involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest on, all of the 2025 Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default occurs and is continuing, then, the Trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of 2025 Notes then outstanding, by notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the 2025 Notes then outstanding to become due and payable immediately. However, notwithstanding the foregoing, the Company may elect, at its option, that the sole remedy for an Event of Default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture consists exclusively of the right of the noteholders to receive special interest on the 2025 Notes for up to 180 days at a specified rate per annum not exceeding 0.50% on the principal amount of the 2025 Notes.

In accounting for the issuance of the 2025 Notes, the Company separated the 2025 Notes into liability and equity components. The carrying amount of the liability component was calculated measuring the fair value of similar liabilities that do not have associated convertible features. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the par value of the 2025 Notes. The Company bifurcated the conversion option of the 2025 Notes from the debt instrument, classified the conversion option in equity, and will accrete the resulting debt discount as interest expense over the contractual term of the 2025 Notes using the effective interest rate method. The carrying amount of the equity component representing the conversion option was $47.3 million which is recorded in additional paid-in capital and is not remeasured as long as it continues to meet the conditions for equity classification.

The effective interest rate of the liability component of the 2025 Notes is 13.9%, which is based on the interest rates of similar liabilities held by other companies with similar credit risk ratings at the time of issuance that did not have associated convertible features. During the three months ended June 30, 2020, the Company recognized $0.5 million of interest expense related to the 2025 Notes, which consisted of $0.3 million of contractual interest and $0.2 million of amortization of debt issuance costs and debt discounts.

Total issuance costs of $5.7 million related to the 2025 Notes were allocated between liabilities and equity in the same proportion as the allocation of the total proceeds to the liability and equity components. Issuance costs attributable to the liability component are being amortized to interest expense over the respective term of the 2025 Notes using the effective interest rate method. The issuance costs attributable to the equity component were netted against the respective equity component in Additional paid-in capital. The Company recorded liability issuance costs of $3.9 million and equity issuance costs of $1.8 million.

As of June 30, 2020, the 2025 Notes consisted of the following (in thousands):

June 30, 2020
Liability component:
Principal	$150,000
Less: unamortized discount	(47,015)
Less: debt issuance costs	(3,891)

Net carrying amount	$99,094

As of June 30, 2020, the total estimated fair value of the 2025 Notes was approximately $134.8 million. The fair value was determined based on the closing trading price per $100 of the Notes as of the last available day of trading for the period. The fair value of the Notes is primarily affected by the trading price of our common stock and market interest rates. The fair value of the Notes is considered a Level 2 measurement as they are not actively traded.

Capped Call Transactions

In June 2020, in connection with the offering of the 2025 Notes, the Company entered privately negotiated capped call transactions with certain financial institutions (the Capped Calls). The Capped Calls have an initial strike price of approximately $12.60 per share, which corresponds to the initial conversion price of the 2025 Notes. The Capped Calls cover, subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the 2025 Notes, the number of shares of Class A common stock initially underlying the 2025 Notes. The Capped Calls are expected generally to reduce potential dilution to the Company’s Class A common stock upon any conversion of the 2025 Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted 2025 Notes, as the case may be, with such reduction and/or offset subject to a cap, initially equal to $17.1520, and is subject to certain adjustments under the terms of the Capped Call transactions. The Capped Calls will expire in December 2025, if not exercised earlier.

The Capped Calls are subject to adjustment upon the occurrence of specified extraordinary events affecting the company, including merger events, tender offers and announcement events. In addition, the Capped Calls are subject to certain specified additional disruption events that may give rise to a termination of the Capped Calls, including nationalization, insolvency or delisting, changes in law, failures to deliver, insolvency filings and hedging disruptions. For accounting purposes, the Capped Calls are separate transactions, and not part of the terms of the Notes. As these transactions meet certain accounting criteria, the Capped Calls are recorded in stockholders’ equity and are not accounted for as derivatives.

In June 2020, the Company paid an aggregate of $15.6 million for the Capped Calls, which was recorded as a reduction to Additional paid-in capital in the condensed consolidated balance sheets and will not be remeasured as long as they continue to meet certain accounting criteria..

10. Goodwill and Acquired Intangible Assets, Net

The carrying amounts of the Company’s goodwill was $170.6 million as of June 30, 2020 and December 31, 2019.

During the six months ended June 30, 2020, the Company determined that conditions resulting from the COVID-19 pandemic warranted an interim assessment of the carrying amount of goodwill, however the Company concluded no impairment of the carrying value of goodwill was required.

Acquired intangible assets consisted of the following (in thousands):

	June 30, 2020
	Cost	Accumulated Amortization	Net Book Value	Weighted- average remaining useful life (years)
Developed technology	$19,096	$19,096	$—
Customer relationships	74,484	30,536	43,948	4.8
Tradenames	1,600	1,600	—

Acquired intangible assets, net	$95,180	$51,232	$43,948

	December 31, 2019
	Cost	Accumulated Amortization	Net Book Value	Weighted- average remaining useful life (years)
Developed technology	$19,096	$19,062	$34	0.2
Customer relationships	74,484	25,360	49,124	5.2
Tradenames	1,600	1,600	—

Acquired intangible assets, net	$95,180	$46,022	$49,158

The Company recorded amortization expense related to acquired intangible assets as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Cost of net revenue	$12	$95	$34	$324
Sales, marketing and support	2,588	2,588	5,176	5,159

Total amortization of acquired intangible assets	$2,600	$2,683	$5,210	$5,483

As of June 30, 2020, the total expected future amortization expense of acquired intangible assets by year is as follows (in thousands):

The remainder of 2020	5,233
2021	10,197
2022	8,202
2023	7,709
2024	7,583
Thereafter	5,024

Total expected future amortization expense	$43,948

11. Commitments and Contingencies

Letters of Credit

The Company has issued letters of credit under lease and other banking agreements, which have been collateralized with cash. This cash is classified as noncurrent restricted cash on the condensed consolidated balance sheets based on the term of the underlying agreements. Restricted cash was $2.2 million as of June 30, 2020 and December 31, 2019.

Creator Signing Fees and Creator Advances

Creator signing fees and creator advances represent contractual amounts paid to customers pursuant to event ticketing and payment processing agreements. Certain of the Company’s contracts include terms where future payments to creators are committed to, based on performance, as part of the overall ticketing arrangement. The Company’s contracts state that these future payments require the customer to meet certain revenue milestones or minimum ticket sales provisions in order to earn the payment, and if that milestone or minimum is not met, the Company is not required to make such payment. The following table presents, by year, the future creator payments not yet paid as of June 30, 2020 (in thousands):

	Creator Advances	Creator Signing Fees	Total
The remainder of 2020	$9,791	$1,935	$11,726
2021	11,218	2,221	13,439
2022	4,952	406	5,358
2023	3,418	256	3,674
Thereafter	751	—	751

Total	$30,130	$4,818	$34,948

Litigation and Loss Contingencies

The Company accrues estimates for resolution of legal and other contingencies when losses are probable and estimable. From time to time, the Company may become a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, and threatened claims, breach of contract claims, tax and other matters. The matters discussed below summarize the Company’s current ongoing pending litigation.

On June 4, 2020, three plaintiffs, seeking to represent a proposed class of individuals who purchased tickets on or after June 3, 2016, filed suit against Eventbrite in the United States District Court for the Northern District of California, in a case captioned Snow, et al. v. Eventbrite, Inc., Case No. 20-cv-03698 (the Class Action). Plaintiffs allege that Eventbrite failed to provide an opportunity for purchasers of tickets to events sold through Eventbrite’s platform to obtain a refund where the event is postponed, rescheduled, or canceled. Plaintiffs seek injunctive relief in addition to restitution and monetary damages under California’s Consumer Legal Remedies Act, False Advertising Law, and Unfair Competition Law, in addition to claims brought under California common law. Eventbrite denies the allegations and intends to defend the case vigorously. The case is in its initial stage: Eventbrite has not yet responded to the complaint, no motions have been made, and no rulings have been issued. The Company is unable to predict the likely outcome at this point.

Beginning on April 15, 2019, purported stockholders of the Company filed two putative securities class action complaints in the United States District Court for the Northern District of California, and three putative securities class action complaints in the Superior Court of California for the County of San Mateo, against the Company, certain of its executives and directors, and its underwriters for the IPO. Some of these actions also name as defendants venture capital firms that were investors in the Company as of the IPO.

On August 22, 2019, the federal court consolidated the two pending actions and appointed lead plaintiffs and lead counsel (the Federal Action). On October 11, 2019, the lead plaintiffs in the Federal Action filed their amended consolidated complaint. The amended complaint generally alleges that the Company misrepresented and/or omitted material information in its IPO offering documents in violation of the Securities Act. The amended complaint also challenges public statements made after the IPO in violation of the Exchange Act. The amended complaint seeks unspecified monetary damages and other relief on behalf of investors who purchased the Company’s Class A common stock issued pursuant and/or traceable to the IPO offering documents, or between September 20, 2018 and May 1, 2019, inclusive. On December 11, 2019, the defendants filed a motion to dismiss the amended complaint. On March 18, 2020, the court vacated the hearing on the defendants’ motion to dismiss set for April 16, 2020. On April 28, 2020, the court granted defendants’ motion to dismiss in its entirety with leave to amend and set a deadline of June 24, 2020 for lead plaintiff to file its second amended consolidated complaint. On June 22, 2020, the Court extended lead plaintiff’s deadline to file its second amended consolidated complaint to August 10, 2020.

On July 29, 2020, the Company entered into a settlement agreement with the lead plaintiff in the Federal Action. The “Settlement Class” is defined in the settlement agreement as “all persons and entities that purchased or otherwise acquired Eventbrite, Inc. securities: (a) pursuant or traceable to Eventbrite’s registration statement and prospectus (“Registration Statement”) issued in connection with the Company’s September 20, 2018 initial public offering (“IPO”); or (b) between September 20, 2018 and May 1, 2019, both dates inclusive (the “Class Period”), and were damaged thereby,” excluding defendants and certain of their affiliates. If members of the Settlement Class do not opt out and the settlement is approved, they will waive, release, discharge, and dismiss, and be forever barred and enjoined from asserting, instituting, maintaining, prosecuting, or enforcing, claims that, among other things, “arise out of or relate in any way to both (i) the purchase, sale, or holding of Eventbrite securities pursuant or traceable to Eventbrite’s registration statement and prospectus (“Registration Statement”) issued in connection with the Company’s September 20, 2018 initial public offering (“IPO”) or were otherwise purchased, sold, or held during the Class Period, and (ii) the allegations, transactions, acts, facts, events, circumstances, statements, or omissions that were or could have been alleged or asserted by Plaintiffs or any member of the Settlement Class in the [Federal] Action or in any other action in any court or forum which relate to the subject matter of [the Federal] Action.” At the time of this filing, lead plaintiff has not filed its motion for preliminary approval of the settlement and the court has not approved the settlement. We recorded $1.9 million of expense during the three months ended June 30, 2020 related to the expected settlement of the Federal Action.

On June 24, 2019, the state court consolidated two state actions pending at that time (the State Action). On July 24, 2019, the two plaintiffs in the State Action filed a consolidated complaint. The consolidated complaint generally alleged that the Company misrepresented and/or omitted material information in the IPO offering documents, in violation of the Securities Act. The amended complaint sought unspecified monetary damages and other relief on behalf of investors who purchased the Company’s Class A common stock issued pursuant and/or traceable to the IPO offering documents. On August 23, 2019, defendants filed demurrers to the consolidated complaint. A third state-court action was filed on August 23, 2019. On September 11, 2019, that complaint was consolidated into the operative complaint filed on July 24, 2019, and the court ordered that the arguments in defendants’ pending demurrers would apply to that newly filed complaint. At the hearing on defendants’ demurrers on November 1, 2019, the court sustained the demurrer with leave to amend. On December 13, 2019, the court granted requests by two plaintiffs to voluntarily dismiss their claims without prejudice. The remaining plaintiff and two new named plaintiffs filed a first amended consolidated complaint (FAC) on February 10, 2020. Defendants’ filed demurrers to the FAC on March 26, 2020. On June 10, 2020, the Court held a hearing on Defendants’ demurrers. At the hearing and in a subsequent order on June 23, 2020, the court sustained the demurrers with leave to amend for failure to state a claim but did not set a deadline for plaintiffs to file their second amended consolidated complaint (SAC) given certain outstanding discovery disputes between the parties. As of this filing, the court has not set a deadline for plaintiffs to file the SAC.

The Company believes that these actions are without merit and intends to vigorously defend them. The Company cannot predict the outcome of or estimate the possible loss or range of loss from the above described matters.

On July 16, 2019, the Company filed two complaints in the United States District Court for the Northern District of California, entitled Eventbrite, Inc. v. MF Live, Inc., et al., 3:19-CV-04084 and Eventbrite, Inc. v. Fab Loranger et al., 3:19-CV-04083 (collectively, the Roxodus Lawsuits). The Roxodus Lawsuits arise out of MF Live’s (MFL) cancellation of the Roxodus music festival in Ontario, Canada, and MFL’s and Loranger’s subsequent refusals to issue refunds to impacted ticket buyers or to reimburse Eventbrite for payments to such ticket buyers. Eventbrite provided ticketing and payment processing services for the event pursuant to a written contract. When the event was cancelled and MFL refused to issue refunds, Eventbrite issued refunds totaling $4.0 million to ticket buyers who bought tickets on the Eventbrite platform. Pursuant to Eventbrite’s Merchant Agreement, MFL was contractually required to reimburse Eventbrite for such refunds, and Loranger had signed a personal guaranty agreement committing to personally honor MFL’s obligations if the entity failed to do so. Accordingly, the Roxodus Lawsuits assert claims for breach of contract, breach of the implied covenant of good faith and fair dealing, fraud, money had and received, and actual and constructive fraudulent transfers.

The Roxodus Lawsuits are in their early stages and the Company cannot predict the likelihood of success. MFL has filed for bankruptcy in Canada, staying Eventbrite’s action against the entity. The Company is monitoring and participating in the bankruptcy process pursuant to its rights under Canadian law. Eventbrite’s investigation of the assets held by and/or on behalf of MFL, Loranger, and the other defendants is ongoing.

On June 18, 2020, the Company filed a Complaint in the United States District Court for the Northern District of California against M.R.G. Concerts Ltd. (MRG) and Matthew Gibbons (Gibbons), asserting claims for breach of contract, breach of the implied covenant of good faith and fair dealing, declaratory judgment, unfair competition, and common counts under California law, arising out of MRG and Gibbons’s termination of certain contracts with the Company and their refusal to make various payments to the Company required by those contracts. The case is in its early stages, and neither MRG nor Gibbons has yet responded formally to the Company’s Complaint. The Company cannot presently predict the likelihood of success.

In addition to the litigation discussed above, from time to time, the Company may be subject to legal actions and claims in the ordinary course of business. The Company has received, and may in the future continue to receive, claims from third parties. Future litigation may be necessary to defend the Company or its creators. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

The Company is currently under audit in certain jurisdictions with regard to indirect tax matters. The Company establishes reserves for indirect tax matters when it determines that the likelihood of a loss is probable, and the loss is reasonably estimable. Accordingly, the Company has established a reserve for the potential settlement of issues related to sales and other indirect taxes in the amount of $13.2 million and $14.8 million as of June 30, 2020 and December 31, 2019, respectively. These amounts, which represent management’s best estimates of its potential liability, include potential interest and penalties of $1.5 million and $1.4 million as of June 30, 2020 and December 31, 2019, respectively.

The Company does not believe that any ultimate liability resulting from any of these matters will have a material adverse effect on its business, consolidated financial position, results of operations or liquidity. However, the outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of management’s expectations, the Company’s financial statements, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

Indemnifications

In the ordinary course of business, the Company enters into contractual arrangements under which the Company agrees to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties, and other liabilities relating to or arising from the Company’s online ticketing platform or the Company’s acts or omissions. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, the Company’s obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments. In addition, the Company has indemnification agreements with its directors and executive officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The terms of such obligations vary.

12. Stockholders’ Equity

Common Stock

The Company has two classes of common stock, Class A and Class B. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. The Company’s common stock has no preferences or privileges and is not redeemable. Holders of Class A and Class B common stock are entitled to dividends, if and when declared, by the Company’s board of directors.

2004 and 2010 Stock Option Plans

In 2004, the board of directors and stockholders of the Company authorized and ratified the 2004 Stock Plan (2004 Plan), as amended. The 2004 Plan allowed for the issuance of incentive stock options (ISOs), non-statutory stock options (NSOs) and stock purchase rights. The 2004 Plan states the maximum aggregate number of shares that may be subject to options or stock purchase rights and sold under the plan is 6,000,000.

In 2010, the board of directors and stockholders of the Company authorized and ratified the 2010 Stock Plan (2010 Plan), as amended. The 2010 Plan allowed for the issuance of ISOs, NSOs and stock purchase rights. The 2010 Plan states the maximum aggregate number of shares that may be subject to options or stock purchase rights and sold under the plan is 30,663,761 shares. The Company no longer grants awards under the 2004 Plan or the 2010 Plan.

2018 Stock Option and Incentive Plan

The 2018 Stock Option and Incentive Plan (2018 Plan) allows for the granting of ISOs, NSOs, stock appreciation rights, restricted stock, restricted stock units (RSUs), unrestricted stock awards, dividend equivalent rights and cash-based awards. The 2018 Plan replaces the 2010 Plan, but the 2010 Plan will continue to govern outstanding equity awards granted thereunder. The Company initially reserved 7,672,600 shares of Class A common stock for the issuance of awards under the 2018 Plan and 7,670,021 shares of Class A common stock were reserved as of June 30, 2020.

As of June 30, 2020, there were 14,413,578 options issued and outstanding under the 2004 Plan, 2010 Plan and 2018 Plan (collectively, the Plans) and 13,888,505 shares available for issuance under the 2018 Plan.

Stock options granted typically vest over a four-year period from the date of grant. Options awarded under the plan may be granted at an exercise price per share not less than the fair value at the date of grant and are exercisable up to ten years.

Stock option activity under the Plans is as follows:

	Outstanding options	Weighted- average exercise price	Weighted- average remaining contractual term (years)	Aggregate intrinsic value (thousands)
Balance at December 31, 2019	15,684,021	$9.28	6.3	$170,847
Granted	2,262,666	8.53
Exercised	(2,041,747)	5.63		15,019
Cancelled	(1,491,362)	10.75

Balance at June 30, 2020	14,413,578	9.53	6.4	19,776

Vested and exercisable as of June 30, 2020	9,056,348	8.04	5.1	19,205

Vested and expected to vest as of June 30, 2020	14,004,215	9.47	6.3	19,729

Vested and exercisable as of December 31, 2019	9,913,182	7.14	5.1	129,341

Vested and expected to vest as of December 31, 2019	15,197,994	9.16	6.3	167,439

2018 Employee Stock Purchase Plan

As of June 30, 2020, a total of 2,318,083 shares of the Company’s Class A common stock were authorized for issuance under the 2018 Employee Stock Purchase Plan (ESPP). On May 31, 2020, 98,476 shares were purchased under the ESPP and as of June 30, 2020, 1,948,313 shares of Class A common stock were available for future issuance under the ESPP.

Common Stock Subject to Repurchase

At June 30, 2020 and December 31, 2019, outstanding common stock included 0 and 18,665 shares, respectively, subject to repurchase related to stock options early exercised and unvested. The Company had a liability of zero and $0.2 million as of June 30, 2020 and December 31, 2019, respectively, related to early exercises of stock options. The liability is reclassified into stockholders’ equity as the awards vest.

Stock-based Compensation Expense

All stock-based awards to employees and members of the Company’s board of directors are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (the vesting period of the award). The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model and records stock-based compensation expense for service-based equity awards using the straight-line attribution method.

The following assumptions presented as weighted averages were used to estimate the fair value of stock options granted to employees:

	Three Months Ended June 30,						Six Months Ended June 30,
	2020			2019			2020			2019
Expected dividend yield	—%			—%			—%			—%
Expected volatility	56.2%	-	56.8%	49.2%	-	49.4%	56.2%	-	64.6%	49.2%	-	49.7%
Risk-free interest rate	0.34%	-	0.45%	1.85%	-	1.95%	0.34%	-	0.67%	1.85%	-	2.58%
Expected term (years)	5.50	-	6.02	5.13	-	6.08	5.50	-	6.02	5.13	-	6.08

The weighted-average fair value of stock options granted was $4.44 and $8.02 for the three months ended June 30, 2020 and 2019, respectively, and $4.43 and $8.84 for the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020 and December 31, 2019, the total unrecognized stock-based compensation related to unvested options outstanding was $32.1 million and $38.2 million, respectively, to be recognized over a weighted-average period of 2.65 years and 2.39 years, respectively.

Restricted Stock Units

Restricted stock unit activity for the periods indicated is presented as follows:

	Outstanding RSUs and RSAs	Weighted- average grant date fair value per share	Weighted- average remaining contractual term (years)	Aggregate intrinsic value (thousands)
Balance at December 31, 2019	3,791,543	$20.44	1.8	$76,596
Awarded	2,421,120	9.08
Released	(474,195)	22.10
Cancelled	(1,435,723)	17.90

Balance at June 30, 2020	4,302,745	14.71	1.3	36,875

Vested and expected to vest as of June 30, 2020	3,718,790	14.55	1.2	31,870

Vested and expected to vest as of December 31, 2019	3,126,182	20.46	1.6	63,055

The Company recognized $4.1 million and $9.2 million of stock-based compensation expense related to RSUs during the three and six months ended June 30, 2020 and $3.7 million and $6.1 million during the three and six months ended June 30, 2019, respectively. Total unrecognized stock-based compensation related to RSUs outstanding was $48.8 million and $57.3 million as of June 30, 2020 and December 31, 2019, respectively, which is recognized over a weighted-average period of 2.58 years and 3.41 years, respectively.

13. Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period. In periods of net loss, basic net loss per share and diluted net loss per share are equal as including the potentially dilutive securities has an anti-dilutive effect.

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net loss	$(38,584)	$(14,794)	$(185,060)	$(24,747)
Weighted-average shares used in computing net loss per share, basic and diluted	88,410	81,369	87,174	80,049
Net loss per share, basic and diluted	$(0.44)	$(0.18)	$(2.12)	$(0.31)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect (in thousands):

	June 30,
	2020	2019
Options to purchase common stock	14,414	18,622
Shares related to convertible senior notes	11,909	—
Restricted stock and restricted stock units	4,288	2,784
Early exercised options	—	42

Total shares of potentially dilutive securities	30,611	21,448

As we expect to settle the principal amount of our convertible senior notes in cash, we use the treasury stock method for calculating any potential dilutive effect on diluted net income per share, if applicable. The conversion spread of 11.9 million shares will have a dilutive impact on diluted net income per share of common stock when the average market price of our common stock for a given period exceeds the conversion price of $12.60 per share.

14. Income Taxes

The Company recorded an income tax benefit of $1.0 thousand and expense of $0.1 million for the three and six months ended June 30, 2020, respectively, compared to an income tax benefit of $1.2 million and $1.1 million for the three and six months ended June 30, 2019, respectively. The change was attributable to changes in our year over year taxable earnings mix and the recognition of tax attributes in our non-U.S. subsidiaries.

The differences in the tax provision for the periods presented and the U.S. federal statutory rate is primarily due to foreign taxes in profitable jurisdictions and the recording of a full valuation allowance on our net deferred tax assets.

The Company applies the discrete method provided in ASC 740 to calculate its interim tax provision.

15. Geographic Information

The following table presents the Company’s total net revenue by geography based on the currency of the underlying transaction (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
United States	$6,250	$58,687	$41,626	$118,471
International	2,144	22,071	15,854	43,613

Total net revenue	$8,394	$80,758	$57,480	$162,084

No individual country included in International net revenue represented more than 10% of the total consolidated net revenue for any of the periods presented. Substantially all of the Company’s long-lived assets are located in the United States.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and related notes appearing elsewhere in this Quarterly Report on Form 10-Q and with the audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (2019 Form 10-K) filed with the United States Securities and Exchange Commission (SEC) on March 2, 2020. In addition to historical condensed consolidated financial information, the following discussion and analysis contains forward-looking statements that are based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in this Quarterly Report on Form 10-Q. References herein to “Eventbrite,” “the Company,” “we,” “us” or “our” refer to Eventbrite, Inc. and its subsidiaries, unless the context requires otherwise.

Overview

We built a powerful, broad technology platform to enable event creators to solve the challenges associated with creating live experiences. Our platform integrates components needed to seamlessly plan, promote and produce live and online events, thereby allowing event creators to reduce friction and costs, increase reach and drive ticket sales.

We were founded in 2006 and our mission is to bring the world together through live and online experiences. We succeed when our creators succeed. We charge creators on a per-ticket basis when an attendee purchases a paid ticket for an event. We grow with creators as they plan, promote and produce more events and grow attendance. In 2019, we helped more than 949,000 creators issue approximately 309 million free and paid tickets across approximately 4.7 million events in over 180 countries.

Our platform meets the complex needs of creators through a modular and extensible design. It can be accessed from Eventbrite.com, our mobile apps and through other websites, and is designed to be used without training, support or professional services. This modularity facilitates product development and allows third-party developers to integrate features and functionality from Eventbrite into their environment. Our platform also allows developers to seamlessly integrate services from third-party partners such as Salesforce, Facebook and HubSpot. This platform approach has allowed us to pioneer a powerful business model that drives our go-to-market strategy and allows us to efficiently serve a large number and variety of creators. To reach new creators, we plan to capitalize on creators’ experiences as attendees, word of mouth from other creators, our prominence across the live events landscape, targeted marketing and our presence in search engine results.

In the first quarter of 2020, an unprecedented global health pandemic referred to as COVID-19 drastically changed the landscape of the live events industry. The COVID-19 pandemic resulted in the worldwide cancellation or postponements of live events and adversely affected our paid ticket volume and results of operations in the three and six months ended June 30, 2020. Creators with published events in the second half of 2020 or in 2021 may postpone or cancel these events, and there is significant uncertainty regarding the extent and duration of the impact that the COVID-19 pandemic will have on our business. The full extent to which COVID-19 impacts our business, results of operations and financial condition cannot be predicted at this time, and the impact of COVID-19 may persist for an extended period of time or become more pronounced.

In April 2020, our Board of Directors approved a global workforce reduction (the RIF) impacting approximately 45% of our employees as part of an expense reduction plan related to the impact of the COVID-19 pandemic and its effect on the Company’s reported paid ticket volume and net revenue. We substantially completed the RIF in the second quarter of 2020 and incurred approximately $9.5 million in costs related to the RIF during the three months ended June 30, 2020. We expect that, together with other cost-savings measures, this RIF will yield annualized operating expense savings of at least $100 million. With this RIF, we are repositioning our platform to focus on self-sign on and sales creators who use our platform with limited training, support or professional services. We intend to strategically grow our business by delivering a robust self-service platform experience and driving demand to our event creators.

In May 2020, we entered into a credit agreement (Credit Agreement) with FP EB Aggregator, L.P. (FP) and FP Credit Partners, L.P., as the administrative agent, which Credit Agreement was amended on June 15, 2020 to, among other things, appoint Wilmington Trust, National Association as administrative agent in place of FP Credit Partners, L.P. The Credit Agreement provides for initial term loans (Initial Term Loans) in the aggregate principal amount of $125.0 million. The full amount of the Initial Term Loans was funded in May 2020. In connection with the Credit Agreement, we also entered into a stock purchase agreement with FP and issued 2,599,174 shares of our Class A common stock for a purchase price of $0.01 per share. The fair value of these shares, which was $27.4 million as of the issuance date, is being accounted for as additional debt issuance costs, reducing the initial carrying amount of the debt, and will be amortized using the effective interest rate method over the contractual term of the Initial Term Loans.

In June 2020, we issued $150.0 million aggregate principal amount of 5.000% convertible senior notes due 2025 in a private offering, inclusive of the initial purchaser’s exercise in full of their option to purchase additional notes (2025 Notes). The Company determined the carrying amount of the liability component of the 2025 Notes by estimating the fair value of similar liabilities that do not have associated convertible features and separated the principal amount of the 2025 Notes into a liability component and an equity component. The fair value of the equity component was recorded as a discount to the debt and is being amortized using the effective interest rate method over the contractual term of the 2025 Notes.

Key Business Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions.

Paid Ticket Volume

Our success in serving creators is measured in large part by the number of tickets sold on our platform that generate ticket fees, referred to as paid ticket volume. We consider paid ticket volume an important indicator of the underlying health of the business. We have previously referred to this metric as ‘paid tickets’ and we calculate and report paid ticket volume in the same manner as we calculated and reported paid tickets. The table below sets forth the paid ticket volume for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	(in thousands)
Paid Ticket Volume	4,691	26,538	26,928	53,564

Our paid ticket volume for events outside of the United States represented 39.6% and 36.4% of our total paid tickets in the three months ended June 30, 2020 and 2019, respectively, and 36.6% and 35.7% for the six months ended June 30, 2020 and 2019, respectively.

Non-GAAP Financial Measures

We believe that the use of Adjusted EBITDA and free cash flow is helpful to our investors as they are metrics used by management in assessing the health of our business and our operating performance. These measures are not prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under GAAP. In addition, other companies may not calculate these financial measures in the same manner as we calculate them, limiting their usefulness as comparative measures. You are encouraged to evaluate the adjustments and the reasons we consider them appropriate.

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes and in evaluating acquisition opportunities.

We calculate Adjusted EBITDA as net loss adjusted to exclude depreciation and amortization, stock-based compensation expense, interest expense, direct and indirect acquisition-related costs, employer taxes related to employee equity transactions, other income (expense), which consisted of interest income, foreign exchange rate gains and losses and income tax provision (benefit). Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.

The following table presents our Adjusted EBITDA for the periods indicated and a reconciliation of our Adjusted EBITDA to the most comparable GAAP measure, net loss, for each of the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	(in thousands)
Net loss	$(38,584)	$(14,794)	$(185,060)	$(24,747)
Add:
Depreciation and amortization	5,700	5,957	11,909	11,969
Stock-based compensation	9,611	8,706	20,433	16,833
Interest expense	3,625	1,033	3,637	2,125
Direct and indirect acquisition related costs (1)	—	130	—	803

	Three Months Ended June 30,		Six Months Ended June 30,
Employer taxes related to employee equity transactions	215	524	695	711
Other (income) expense, net	(1,186)	(375)	8,099	(2,555)
Income tax provision (benefit)	(1)	(1,193)	64	(1,093)

Adjusted EBITDA	$(20,620)	$(12)	$(140,223)	$4,046

(1) Direct and indirect acquisition related costs consist primarily of transaction and transition-related fees and expenses incurred within one year of the acquisition date, including legal, accounting, tax and other professional fees as well as personnel-related costs such as severance and retention bonuses for completed, pending and attempted acquisitions.

Some of the limitations of Adjusted EBITDA include (i) Adjusted EBITDA does not properly reflect capital spending that occurs off of the income statement or account for future contractual commitments, (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures and (iii) Adjusted EBITDA does not reflect the interest and principal required to service our indebtedness. In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.

Free Cash Flow

Free cash flow is a key performance measure that our management uses to assess our overall performance. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our financial position.

We calculate free cash flow as cash flow from operating activities less purchases of property and equipment and capitalized internal-use software development costs, over a trailing twelve-month period. Because quarters are not uniform in terms of cash usage, we believe a trailing twelve-month view provides the best understanding of the underlying trends of the business.

The following table presents our free cash flow and a reconciliation of our free cash flow to the most comparable GAAP measure, net cash provided by operating activities, for each of the periods indicated:

	Twelve Months Ended June 30,
	2020	2019
	(in thousands)
Net cash provided by (used in) operating activities	$(155,388)	$15,379
Purchases of property and equipment and capitalized internal-use software development costs	(9,529)	(13,353)

Free cash flow	$(164,917)	$2,026

Although we believe free cash flow provides another important lens into the business, free cash flow is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. Free cash flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities. Some of the limitations of free cash flow is that it may not properly reflect capital commitments to creators that need to be paid in the future or future contractual commitments that have not been realized in the current period.

Components of Results of Operations

Net Revenue

We generate revenues primarily from service fees and payment processing fees from the sale of paid tickets on our platform. We also generate revenues from fees for providing certain creators with account management services and customer support services. Our fee structure typically consists of a fixed fee and a percentage of the price of each ticket sold by a creator. Revenue is recognized when control of promised goods or services is transferred to the creator, which for service fees and payment processing fees is when the ticket is sold. For account management services and customer support, revenue is recognized over the period from the date of the sale of the ticket to the date of the event. Net revenue excludes sales taxes and value added taxes (VAT) and is presented net of estimated customer refunds, chargebacks and amortization of creator signing fees. During the three and six months ended June 30, 2020, our actual refunds of our fees and our estimates for future customer refunds were significantly higher than previous periods as a result of refund activity largely related to the COVID-19 pandemic.

Cost of Net Revenue

Cost of net revenue consists of fixed costs related to making our platform generally available and variable costs related to activities on our platform. Our fixed costs consist primarily of expenses associated with the operation and maintenance of our platform, including website hosting fees and platform infrastructure costs, amortization of capitalized software development costs, onsite operations costs and allocated customer support costs. Cost of net revenue also includes the amortization expense related to our acquired developed technology assets, which may be incurred in future periods related to future acquisitions. Variable costs relate to creator activity and primarily consist of payment processing fees.

Generally, we expect cost of net revenue to fluctuate as a percentage of net revenue in the near- to mid-term primarily as a result of both our geographical revenue mix and our total net revenue. Our payment processing costs for credit and debit card payments are generally lower outside of the United States due to a number of factors, including lower card network fees and lower cost alternative payment networks. Consequently, if we generate more revenue internationally than in the United States, we expect that our payment processing costs will decline as a percentage of revenue. As our total net revenue increases or decreases and our fixed costs are unaffected, our cost of net revenue as a percentage of net revenue will similarly fluctuate. Consequently, the effects of the COVID-19 pandemic and our increased refunds and revenue reserves for estimated future refunds in the three and six months ended June 30, 2020 resulted in a significant increase in our cost of net revenue as a percentage of net revenue.

Operating Expenses

Operating expenses consist of product development, sales, marketing and support and general and administrative expenses. Direct and indirect personnel costs, including stock-based compensation expense, are the most significant recurring component of operating expenses. We also include sublease income as a reduction of our operating expenses.

As our total net revenue increases or decreases and to the extent our operating expenses are not equally affected, our operating expenses as a percentage of net revenue will similarly fluctuate. The effect of the COVID-19 pandemic and its effect on our operating expenses, along with the related decrease in net revenue resulted in a significant increase in our operating expenses as a percentage of our net revenue in the three and six months ended June 30, 2020.

In April 2020, our Board of Directors approved a global RIF impacting approximately 45% of our employees as part of an expense reduction plan related to the impact of the COVID-19 pandemic and its effect on the Company’s reported paid ticket volume and net revenue. With this reduction in workforce, we are repositioning our platform to focus on self-sign on and sales creators who use our platform with limited training, support or professional services. We recorded approximately $9.5 million in operating expenses in the three months ended June 30, 2020 related to this reduction in workforce, of which $7.5 million was related to severance costs and post-termination employee benefits and the remaining $2.0 million were costs related primarily to disposals of assets. We anticipate recognizing any remaining expenses related to the workforce reduction in the third and fourth quarters of 2020.

Product development. Product development expenses consist primarily of costs associated with our employees in product development and product engineering activities. We expect our product development expenses to continue to increase in absolute dollars over the long term. In the near-term, we anticipate our product development expenses will increase as we focus on enhancing, improving and expanding the capabilities of our platform. We also expect to continue investing in building Eventbrite’s infrastructure to enhance and support development of new technologies. Over the long-term, we anticipate that product development expenses will decrease as a percentage of net revenue as our revenue recovers and grows and as we continue to expand our development staff in lower cost markets.

Sales, marketing and support. Sales, marketing and support expenses consist primarily of costs associated with our employees involved in selling and marketing our products, public relations and communication activities, marketing programs, travel and customer support costs associated with free events on our platform. For our sales teams, this also includes commissions. Sales, marketing and support expenses are driven by investments to grow and retain creators and attendees on our platform. Additionally, we classify certain creator-related expenses, such as refunds of the ticket price paid by us on behalf of a creator as sales, marketing and support expense. In April 2020, we reduced our sales, marketing and support personnel by 64%, consistent with our increased priority on delivering a self-service platform experience to our creators. The majority of the related headcount reduction costs were recorded in the three months ended June 30, 2020. As a result of the workforce reduction, we expect personnel-related sales, marketing and support expenses to decrease over the near-term.

During the six months ended June 30, 2020, as a result of the COVID-19 pandemic, we increased our chargebacks and refunds reserve by $58.4 million to account for estimated losses related to event cancellations and postponements, recorded within sales, marketing and support expense. Our reserves were increased by $76.5 million in the three months ended March 31, 2020 and reduced by $18.1 million in the three months ended June 30, 2020. This reduction of reserves as of June 30, 2020 versus March 31, 2020 is principally driven by the reduction in the advance payouts balance which was $354.0 million on March 11, 2020 when the program was temporarily suspended versus $354.0 million as of June 30, 2020. This reserve is an estimate and requires significant judgement. Due to the nature of the COVID-19 situation and the limited amount of currently available data, there is a high degree of uncertainty around these reserves and our actual losses could be materially different from our current estimates. We will adjust our recorded reserves in the future to reflect our best estimates of future outcomes.

General and administrative. General and administrative expenses consist of personnel costs, including stock-based compensation, for finance, accounting, legal, risk, human resources and administrative personnel. It also includes professional fees for legal, accounting, finance, human resources and other corporate matters. Our general and administrative expenses also include accruals for sales tax and VAT, as well as impairment charges related to creator upfront payments, which increased in the three and six months ended June 30, 2020 as a result of the effects of the COVID-19 pandemic. Our general and administrative expenses have increased on an actual dollar basis over time. Over the long-term, we anticipate general and administrative expenses to decline as a percentage of net revenue as we expect to grow our net revenues and scale our business.

Interest Expense

Interest expense relates primarily to our outstanding debt, which historically has been related to acquisitions, either as part of consideration or to finance cash consideration. In September 2018, we entered into a senior secured credit facility with a syndicate of banks consisting of $75.0 million aggregate principal amount of term loans, which was fully repaid in September 2019. Interest expense during the three and six months ended June 30, 2019 is primarily related to the term loans.

During the three months ended June 30, 2020, we entered into the Credit Agreement with FP and borrowed $125.0 million in principal term loans. We also incurred approximately $40.6 million in issuance costs, inclusive of the fair value of 2,599,174 shares of Class A common stock that were sold to FP for $0.01 per share, that are being amortized to interest expense over the contractual term of the loan. Also during the three months ended June 30, 2020, we issued the 2025 Notes, which consisted of $150.0 million aggregate principal amount of 5.000% convertible senior notes due 2025. The 2025 Notes are recorded net of unamortized debt discount and issuance costs of $51.2 million, inclusive of the fair value of the equity component of the 2025 Notes. Our interest expense during the three and six months ended June 30, 2020 primarily includes amortization of debt discount and issuance costs and contractual interest expense related to the FP Credit Agreement and the 2025 Notes.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income and foreign exchange rate remeasurement gains and losses recorded from consolidating our subsidiaries each period-end. The primary driver of our other income (expense), net is fluctuation in the value of the U.S. dollar against the local currencies of our foreign subsidiaries.

Income Tax Provision (benefit)

Income tax provision consists primarily of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. The differences in the tax provision and benefit for the periods presented and the U.S. federal statutory rate is primarily due to foreign taxes in profitable jurisdictions and the recording of a full valuation allowance on our deferred tax assets. We apply the discrete method provided in ASC Topic 740 to calculate our interim tax provision.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the condensed consolidated financial statements and notes included in Part I, Item 1, “Financial Information” of this Quarterly Report on Form 10-Q.

As discussed in the Overview above, in the first quarter of 2020, an unprecedented global health pandemic referred to as COVID-19 drastically changed the landscape of the live events industry. The COVID-19 pandemic and the self-imposed social distancing and government mandates to restrict gatherings of people have negatively impacted our results of operations for the three and six months ended June 30, 2020 compared to the same period in 2019. During the three and six months ended June 30, 2020, we experienced a significant decrease in our net revenues as a result of decreased paid ticket volume, increased refunds of our fees and increased estimated future refunds of our fees. We also recorded a significant increase in our reserves for estimated chargebacks and refunds related to advance payouts and higher impairment charges for creator signing fees and creator advances.

The following tables set forth our consolidated results of operations data and such data as a percentage of net revenue for the periods presented (in thousands):

Consolidated Statements of Operations	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net revenue	$8,394	$80,758	$57,480	$162,084
Cost of net revenue	10,094	31,119	38,099	61,684

Gross profit (loss)	(1,700)	49,639	19,381	100,400
Operating expenses:
Product development	15,047	16,628	31,218	31,225
Sales, marketing and support	(3,073)	26,053	96,842	47,778
General and administrative	22,472	22,287	64,581	47,667

Total operating expenses	34,446	64,968	192,641	126,670

Loss from operations	(36,146)	(15,329)	(173,260)	(26,270)
Interest expense	(3,625)	(1,033)	(3,637)	(2,125)
Other income (expense), net	1,186	375	(8,099)	2,555

Loss before income taxes	(38,585)	(15,987)	(184,996)	(25,840)
Income tax provision (benefit)	(1)	(1,193)	64	(1,093)

Net loss	$(38,584)	$(14,794)	$(185,060)	$(24,747)

Consolidated Statements of Operations, as a percentage of net revenue	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of net revenue	120.3%	38.5%	66.3%	38.1%

Gross profit (loss)	(20.3)%	61.5%	33.7%	61.9%
Operating expenses:
Product development	179.3%	20.6%	54.3%	19.3%
Sales, marketing and support	(36.6)%	32.3%	168.5%	29.5%
General and administrative	267.7%	27.6%	112.4%	29.4%

Total operating expenses	410.4%	80.5%	335.2%	78.2%

Loss from operations	(430.7)%	(19.0)%	(301.5)%	(16.3)%
Interest expense	(43.2)%	(1.3)%	(6.3)%	(1.3)%
Other income (expense), net	14.1%	0.5%	(14.1)%	1.6%

Loss before income taxes	(459.8)%	(19.8)%	(321.9)%	(16.0)%
Income tax provision (benefit)	—%	(1.5)%	0.1%	(0.7)%

Net loss	(459.8)%	(18.3)%	(322.0)%	(15.3)%

Comparison of the Three Months Ended June 30, 2020 and 2019

Net revenue

	Three Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands except percentages)
Net revenue	$8,394	$80,758	$(72,364)	(89.6)%

The decrease in net revenue during the three months June 30, 2020 compared to the same period in 2019 was driven primarily by the effects of the COVID-19 pandemic, which was the primary driver of a decrease in our paid ticket volume of 82.3%, from 26.5 million paid tickets in the three months ended June 30, 2019 to 4.7 million paid tickets in the same period of 2020.

In the three months ended June 30, 2020, largely as a result of COVID-19 and its effect on our creators’ events, we incurred actual refunds of our fees of $8.5 million and increased our estimated revenue reserves for future refunds by $3.5 million.

Reported net revenue per paid ticket was $1.79 in the three months ended June 30, 2020 compared to $3.04 in the same period of 2019. The decrease in net revenue per paid ticket in the three months ended June 30, 2020 was driven by the increases in actual refunds and estimated future refunds of our fees discussed above.

Cost of net revenue

	Three Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands except percentages)
Cost of net revenue	$10,094	$31,119	$(21,025)	(67.6)%
Percentage of total net revenue	120.3%	38.5%
Gross margin	(20.3)%	61.5%

The decrease in cost of net revenue during the three months June 30, 2020 compared to the same period in 2019 was primarily due to a decrease in payment processing costs of $19.4 million, largely driven by the reductions in our paid ticket volume resulting from the effects of the COVID-19 pandemic. Additionally, we incurred $1.1 million of costs related to the RIF primarily for severance and other post-termination benefits for affected employees.

Our reported negative gross margins for the three months ended June 30, 2020 was due to the RIF related costs as well as fixed costs that are recorded within cost of net revenue, such as website hosting fees and platform operations costs.

Operating expense

Product development

	Three Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands except percentages)
Product development	$15,047	$16,628	$(1,581)	(9.5)%
Percentage of total net revenue	179.3%	20.6%

The decrease in product development expense during the three months June 30, 2020 compared to the same period in 2019 was primarily due to personnel-related costs, which decreased by $2.3 million. The current quarter includes $1.8 million of expense related to RIF costs primarily due to severance costs and post-termination benefits for affected employees. Excluding the impact of RIF costs, product development expense during the three months ended June 30, 2020 was $13.2 million.

Sales, marketing and support

	Three Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands except percentages)
Sales, marketing and support	$(3,073)	$26,053	$(29,126)	(111.8)%
Percentage of total net revenue	(36.6)%	32.3%

The decrease in sales, marketing and support expenses during the three months June 30, 2020 compared to the same period in 2019 was primarily due to adjustments to our refunds and chargebacks reserve. Overall, organizer related expenses decreased by $22.1 million, including a reduction of our chargebacks and refunds reserves of $18.1 million, which are recorded in anticipation of future event cancellations and postponements. Additionally, personnel-related expenses decreased by $4.0 million. The current quarter includes $3.4 million of expense related to RIF costs primarily due to severance costs and post-termination benefits for affected employees. Direct and discretionary marketing costs decreased by $1.9 million in the three months ended June 30, 2020 compared to the same period in 2019.

General and administrative

	Three Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands except percentages)
General and administrative	$22,472	$22,287	$185	0.8%
Percentage of total net revenue	267.7%	27.6%

General and administrative expenses during the three months ended June 30, 2020 were relatively consistent compared to the same period in 2019. We recorded $1.9 million of expense during the three months ended June 30, 2020 related to the expected settlement of the federal shareholder class action lawsuit stemming from our IPO. Personnel-related expenses decreased by $2.6 million for the three months ended June 30, 2020 compared to the same period in 2019. The current quarter includes $0.8 million of expense related to RIF costs primarily due to severance costs and post-termination benefits related to affected employees. Excluding the impact of RIF costs, general and administrative expense during the three months ended June 30, 2020 was $21.7 million.

Interest expense

	Three Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands except percentages)
Interest expense	$(3,625)	$(1,033)	$2,592	250.9%
Percentage of total net revenue	(43.2)%	(1.3)%

The increase in interest expense during the three months ended June 30, 2020 compared to the same period of 2019 was the result of higher amounts of interest-bearing debt outstanding during the three months ended June 30, 2020 with higher effective interest rates. Interest expense for the three months ended June 30, 2020 is related to the amortization of discount and debt issuance costs and contractual interest for the FP Credit Agreement and the 2025 Notes, with total principal outstanding of $275.0 million and significant discounts and debt issuance costs recorded for the FP Credit Agreement and the 2025 Notes.

During the three months ended June 30, 2019, our outstanding debt consisted only of term loans totaling $75.0 million in principal.

Other income, net

	Three Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands except percentages)
Other income, net	$1,186	$375	$811	216.3%
Percentage of total net revenue	14.1%	0.5%

The increase in other income, net during the three months June 30, 2020 compared to the same period of 2019 was driven by foreign currency rate measurement fluctuations. We recognized higher foreign currency rate measurement gains during the three months ended June 30, 2020, as a result of the weakening of the U.S. dollar compared to the currencies with which we operate and process transactions.

Income tax benefit

	Three Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands except percentages)
Income tax benefit	$(1)	$(1,193)	$1,192	(99.9)%
Percentage of total net revenue	—%	(1.5)%

The provision for income taxes increased $1.2 million in the three months ended June 30, 2020 compared to the three months ended June 30, 2019. The increase was primarily attributable to changes in our year over year taxable earnings mix and the recognition of tax attributes in our non-U.S. subsidiaries.

Comparison of the Six Months Ended June 30, 2020 and 2019

Net revenue

	Six Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands, except percentages)
Net revenue	$57,480	$162,084	$(104,604)	(64.5)%

The decrease in net revenue during the six months ended June 30, 2020 compared to the same period 2019 was primarily driven by the effects of the COVID-19 pandemic, which was the primary driver of a decrease of 49.7% in our paid ticket volume, from 53.6 million paid tickets in the six months ended June 30, 2019 to 26.9 million paid tickets in the six months ended June 30, 2020.

In the six months ended June 30, 2020, largely as a result of COVID-19 and its effect on our creators’ events, we incurred actual refunds of our fees of $16.1 million and increased our estimated revenue reserves for future refunds by $14.5 million.

Reported net revenue per paid ticket was $2.13 in the six months ended June 30, 2020 compared to $3.03 in the same period in 2019. The decrease in net revenue per paid ticket in the six months ended June 30, 2020 was driven by the increases in actual and estimated refunds of our fees discussed above.

Cost of net revenue

	Six Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands, except percentages)
Cost of net revenue	$38,099	$61,684	$(23,585)	(38.2)%
Percentage of total net revenue	66.3%	38.1%
Gross margin	33.7%	61.9%

The decrease in cost of net revenue during the six months ended June 30, 2020 compared to the same period in 2019 was primarily due to a decrease in payment processing costs of $23.5 million, largely driven by the reductions in our paid ticket volume resulting from the effects of the COVID-19 pandemic.

Our gross margin decreased in the six months ended June 30, 2020 primarily due to the significant increase in our actual refunds and estimated future refunds of our fees discussed above under net revenue.

Operating expense

Product development

	Six Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands, except percentages)
Product development	$31,218	$31,225	$(7)	—%
Percentage of total net revenue	54.3%	19.3%

Our product development costs remained relatively consistent in the six months ended June 30, 2020 compared to the same period in 2019. This is primarily driven by a comparative reduction of personnel related costs in the current quarter of $2.3 million as a result of reduced headcount being offset by a comparative increase in personnel costs in the prior quarter of $1.3 million.

Sales, marketing and support

	Six Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands, except percentages)
Sales, marketing and support	$96,842	$47,778	$49,064	102.7%
Percentage of total net revenue	168.5%	29.5%

The increase in sales, marketing and support expenses of $49.1 million during the six months ended June 30, 2020 compared to the same period in 2019 was primarily due to an increase in our chargebacks and refunds reserve of $58.4 million, which is largely attributable to the conditions and effects of the COVID-19 pandemic and our estimated losses from advance payouts. This increase was partially offset by decreased personnel-related costs of $3.2 million, despite $3.4 million expenses for the RIF, primarily related to severance and post-termination benefits for the affected employees. We also had decreased direct and discretionary marketing costs of $2.3 million and smaller decreases in event hosting costs and professional services costs during the six months ended June 30, 2020 compared to the same period in 2019.

General and administrative

	Six Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands, except percentages)
General and administrative	$64,581	$47,667	$16,914	35.5%
Percentage of total net revenue	112.4%	29.4%

The increase in general and administrative expenses during the six months ended June 30, 2020 compared to the same period in 2019 was driven by impairment charges and increased reserves of $19.9 million related to creator signing fees and creator advances, as a result of the effects of the COVID-19 pandemic. We also recorded $1.9 million of expense during the six months ended June 30, 2020 related to the expected settlement of the federal shareholder class action lawsuit stemming from our IPO. We incurred RIF related costs of $0.8 million related to severance and post-termination benefits related to affected employees, however, overall personnel-related costs decreased by $3.7 million in the six months ended June 30, 2020 compared to the same period of 2019.

Interest expense

	Six Months Ended June 30,			Change
	2020	2019		$	%
	(in thousands, except percentages)
Interest expense	$(3,637)	$(2,125)		$1,512	71.2%
Percentage of total net revenue	(6.3)%	(1.3	) %

The increase in interest expense during the six months ended June 30, 2020 compared to the same period of 2019 was the result of higher amounts of interest-bearing outstanding debt outstanding during the six months ended June 30, 2020 with higher effective interest rates. Interest expense for the three months ended June 30, 2020 is related to the amortization of discount and debt issuance costs and contractual interest for the FP Credit Agreement and the 2025 Notes, with total principal outstanding of $275.0 million and significant discounts and debt issuance costs recorded for both debt facilities.

During the six months ended June 30, 2019, our outstanding debt consisted only of term loans totaling $75.0 million in principal.

Other income (expense), net

	Six Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands, except percentages)
Other income (expense), net	$(8,099)	$2,555	$(10,654)	417.0%
Percentage of total net revenue	(14.1)%	1.6%

The decrease in other income (expense), net during the six months ended June 30, 2020 compared to the same period of 2019 was driven by foreign currency rate fluctuations. We recognized foreign currency rate remeasurement losses during the six months ended June 30, 2020 as a result of the strengthening of the U.S. dollar compared to the currencies with which we operate and process transactions. We recognized foreign currency rate remeasurement gains in the six months ended June 30, 2019 as a result of an overall weakening U.S. dollar compared to the currencies with which we operate and process transactions.

Income tax provision (benefit)

	Six Months Ended June 30,		Change
	2020	2019	$	%
	(in thousands, except percentages)
Income tax provision (benefit)	$64	$(1,093)	$1,157	(105.9)%
Percentage of total net revenue	0.1%	(0.7)%

The provision for income taxes increased $1.2 million in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 and was primarily attributable to changes in our year over year taxable earnings mix and the recognition of tax attributes in our non-U.S. subsidiaries.

Liquidity and Capital Resources

As of June 30, 2020, we had cash and cash equivalents of $546.9 million. Our cash and cash equivalents includes bank deposits and money market funds held by financial institutions and is held for working capital purposes. Collectively, our cash and cash equivalents balances represent a mix of cash that belongs to us and cash that is due to creators. The amounts due to creators, which was $203.2 million as of June 30, 2020, are captioned on our consolidated balance sheets as accounts payable, creators. Although creator cash is legally unrestricted, the Company does not utilize creator cash for its own financing or investing activities as the amounts are payable to creators on a regular basis.

We make payments of our funds to creators to provide the creator with short-term liquidity in advance of ticket sales. These amounts are recovered by us as tickets are sold by the respective creator, and are typically expected to be recovered within 12 months of the payment date. Amounts expected to be recovered within 12 months of the balance sheet date are classified as creator advances, net, and any remaining amounts are classified as creator advances, noncurrent. We maintain an allowance for estimated creator advances that are not recoverable and present the creator advances balances net on our condensed consolidated balance sheets. Creator advances, net was $10.5 million and $22.3 million as of June 30, 2020 and December 31, 2019, respectively, and creator advances, noncurrent was $0.9 million and $0.9 million as of June 30, 2020 and December 31, 2019, respectively.

Until March 11, 2020, for qualified creators who applied to receive their funds in advance of their events, we passed proceeds from ticket sales to the creators prior to the events, subject to certain limitations. We refer to these payments as advance payouts. When we provide advance payouts, we assume significant risk that the event may be cancelled, postponed, fraudulent, materially not as described or removed from our platform due to its failure to comply with our terms of service or our merchant agreement, which could result in significant chargebacks, refund requests and/or disputes between attendees and creators. This risk has been significantly exacerbated by the unprecedented nature of the COVID-19 pandemic. The terms of our standard merchant agreement obligate creators to repay us for ticket sales advanced under such circumstances. However, we may not be able to recover our losses from these events, and COVID-19 has significantly increased the likelihood that we will not recover these losses. Such unrecoverable amounts could equal up to the value of the transaction or transactions settled to the creator prior to the event that has been postponed or cancelled or is otherwise disputed. This amount could be many multiples of the fees we collected from such transaction. In light of the COVID-19 pandemic, we temporarily suspended the advance payout program on March 11, 2020. As of March 11, 2020, our advance payouts balance was approximately $354.0 million. As of June 30, 2020, our advanced payout balance has decreased to approximately $253.3 million as a result of ticket refunds being processed with creator funds and events with advance payouts taking place. This trend has continued with our advance payout balance having decreased further to approximately $244.2 million as of August 4, 2020. We are exploring new ways to make advance payouts to qualified creators who meet strict guidelines and have started making advance payouts available to a small number of low risk creators on a trial basis.

As of June 30, 2020, our chargebacks and refunds reserve increased to $65.9 million from $2.7 million at December 31, 2019, an increase of $63.2 million. This increase was largely driven by the effects of the COVID-19 pandemic and related event cancellations and postponements and our estimated costs related to chargebacks and refunds, in part driven by our advance payouts program. Due to the nature of the COVID-19 situation and the limited amount of currently available data, there is a high degree of uncertainty around these reserves and our actual losses could be materially different from our current estimates. We will adjust our recorded reserves in the future to reflect our best estimates of future outcomes, and we may pay in cash a portion of, all, or a greater amount than the $65.9 million provision recorded as of June 30, 2020.

As of June 30, 2020, our chargebacks and refunds reserve on the condensed balance sheets has decreased by $23.8 million compared to March 31, 2020. This reduction of reserves as of June 30, 2020 versus March 31, 2020 is principally driven by the reduction in the advance payouts balance which was $354 million on March 11, 2020 when the program was temporarily suspended versus $253.3 million as of June 30, 2020.

Since our inception, and prior to our IPO, we financed our operations and capital expenditures primarily through the issuance of unregistered redeemable convertible preferred stock and common stock, cash flows generated by operations and issuances of debt.

In May 2020, we entered into the Credit Agreement. The Credit Agreement provides for the Initial Term Loans in the aggregate principal amount of $125.0 million and the Delayed Draw Term Loans in an aggregate principal amount of up to the lesser of (x) $100.0 million or (y) if we incur certain convertible indebtedness pursuant to the terms of the Credit Agreement, $325.0 million less the sum of (i) the aggregate principal amount of the Initial Term Loans outstanding at such time and (ii) the aggregate principal amount of such convertible indebtedness outstanding at such time. The amount currently available under the Delayed Draw Term Loans is $50.0 million as a result of the issuance of $150.0 million in 2025 Notes, discussed in further detail below. The Delayed Draw Term Loans may only be accessed from December 31, 2020 until September 30, 2021, subject to certain conditions. The full amount of the Initial Term Loans was funded in May 2020. Borrowings under the Credit Agreement bear interest at a rate per annum equal to (i) 4.0% payable in cash and (ii) 8.5% payable in kind. The Term Loans mature on the fifth anniversary of the Initial Funding Date, and there are no amortization payments with respect to the Term Loans.

In June 2020, we completed a private offering of the 2025 Notes and received aggregate net proceeds of $144.3 million. after deducting the initial purchasers’ discounts and commissions and debt issuance costs of $5.7 million. In connection with the offering of the 2025 Notes, we entered into capped call transactions with certain financial institutions (Capped Calls). We used $15.6 million of the net proceeds from the sale of the 2025 Notes to purchase the Capped Calls. We intend to use the remaining net proceeds from the sale of the 2025 Notes for general corporate purposes. See Note 9 to our unaudited interim condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q, for additional information about the 2025 Notes and Capped Calls.

We believe that our existing cash, including proceeds from the Initial Term Loans and 2025 Notes, together with cash generated from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to raise additional funds at any time through debt, equity and equity-linked arrangements.

As of June 30, 2020, approximately 23.1% of our cash was held outside of the United States, which was held primarily on behalf of, and to be remitted to, creators and to fund our foreign operations. We do not expect to incur significant taxes related to these amounts.

Cash Flows

Our cash flow activities were as follows for the periods presented:

	Six Months Ended June 30,
	2020	2019
	(in thousands)
Net cash provided by (used in):
Operating activities	$(126,715)	$57,331
Investing activities	(3,768)	(7,837)
Financing activities	256,636	12,068

Net increase in cash, cash equivalents and restricted cash	$126,153	$61,562

Comparison of Six Months Ended June 30, 2020 and 2019

Cash Flows from Operating Activities

The net cash used in operating activities of $126.7 million for the six months ended June 30, 2020 was due primarily to a net loss of $185.1 million with adjustments for our provision for chargebacks and refunds of $84.5 million, impairment charges of $8.2 million related to creator advances and creator signing fees, stock-based compensation expense of $20.4 million, an increase in the provision for bad debt and creator advances of $16.2 million, depreciation and amortization of $11.9 million, amortization of creator signing fees of $5.3 million, noncash operating lease expense of $3.9 million, loss on disposal of assets of $2.2 million and accretion of debt discounts and issuance costs of $2.7 million. Additionally, the changes in our operating assets and liabilities consisted of a decrease in accounts payable to creators of $104.6 million, cash paid for refunds and chargebacks of $21.3 million, a decrease in other accrued liabilities of $9.3 million, cash paid for creator signing fees of $3.9 million, cash paid for operating lease liabilities of $4.9 million and a decrease in accrued taxes of $4.6 million, partially offset by a decrease in funds receivable of $49.2 million, an increase in accounts payable, trade of $1.4 million and a decrease in prepaid expenses and other current assets of $2.0 million.

The net cash provided by operating activities of $57.3 million for the six months ended June 30, 2019 was due primarily to a net loss of $24.7 million with adjustments for stock-based compensation expense of $16.8 million, depreciation and amortization of $12.0 million, provisions for chargebacks and refunds of $10.0 million, amortization of creator signing fees of $4.9 million, noncash operating lease expense of $3.9 million, provisions for bad debt and creator advances of $2.4 million and impairment charges of $1.9 million related to creator signing fees and creator advances. Additionally, the changes in our operating assets and liabilities consisted of an increase in accounts payable to creators of $50.8 million, a decrease in funds receivable of $12.1 million and an increase in other accrued liabilities of $3.7 million, partially offset by cash paid for refunds and chargebacks of $9.6 million, cash paid for creator signing fees of $9.3 million, cash paid for creator advances of $8.5 million, cash paid for operating lease liabilities of $4.1 million and a decrease in accrued taxes of $4.9 million.

Cash Flows from Investing Activities

The net cash used in investing activities of $3.8 million for the six months ended June 30, 2020 consisted of capitalized internal-use software development costs of $2.5 million and cash paid for purchases of property and equipment of $1.2 million.

The net cash used in investing activities of $7.8 million for the six months ended June 30, 2019 consisted of capitalized software development costs of $4.3 million and purchases of property and equipment of $3.6 million.

Cash Flows from Financing Activities

The net cash provided by financing activities of $256.6 million during the six months ended June 30, 2020 was due primarily to proceeds from issuing the Initial Term Loans and 2025 Notes of $260.8 million, net of issuance costs and proceeds from the exercise of stock options of $11.5 million, partially offset by the purchase of the Capped Calls at $15.6 million in connection with the issuance of the 2025 Notes.

The net cash provided by financing activities of $12.1 million during the six months ended June 30, 2019 was due primarily to proceeds from the exercise of stock options of $23.0 million and proceeds from the issuance of common stock under our ESPP of $2.2 million, partially offset by principal payments on our debt obligations of $11.4 million.

Concentrations of Credit Risk

As of June 30, 2020 and December 31, 2019, there were no customers that represented 10% or more of our accounts receivable balance. There were no customers that individually exceeded 10% of our net revenue during the three months or six ended June 30, 2020 and 2019.

Contractual Obligations and Commitments

Our principal commitments consist of our operating lease obligations (partially offset by sublease income), capital commitments to creators and purchase commitments.

Future creator signing fees and creator advances represent contractual amounts paid in advance to customers pursuant to event ticketing and payment processing agreements. Certain of the Company’s contracts include terms where future payments to creators are committed to, based on performance, as part of the overall ticketing arrangement. The Company’s contracts state that these future payments require the customer to meet certain revenue milestones or minimum ticket sales provisions in order to earn the payment, and if that milestone or minimum is not met, the Company is not required to make such payment.

The following table summarizes our consolidated principal contractual cash obligations and rights as of June 30, 2020 (in thousands):

	Payments due by Period
	Total	Less than 1 year	Between 1-3 years	Between 3-5 years	More Than 5 Years
Term Loans-Due 2025	$221,581	$5,288	$12,029	$204,264	$—
Convertible Senior Note-Due 2025	190,958	7,208	15,000	15,000	153,750
Operating lease obligations	24,292	8,123	7,261	5,325	3,583
Sublease income	(3,362)	(3,362)	—	—	—
Future creator signing fees and creator advances	34,948	11,726	18,797	4,425	—

Total	$468,417	$28,983	$53,087	$229,014	$157,333

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements and did not have any such arrangements during the year ended December 31, 2019 or the six months ended June 30, 2020.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

In order to conform with GAAP, we are required to make certain estimates, judgments and assumptions when preparing our consolidated financial statements. These estimates, judgments and assumptions affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reported periods. These estimates include, but are not limited to, the recoverability of creator signing fees and creator advances, the chargebacks and refunds reserves, the capitalization and estimated useful life of internal-use software, certain assumptions used in the valuation of equity awards, assumptions used in determining the fair value of business combinations, the allowance for doubtful accounts, indirect tax reserves and contra-revenue amounts related to fraudulent events, customer disputed transactions and refunds. We evaluate these estimates on an ongoing basis. Actual results could differ from those estimates and such differences could be material to our consolidated financial statements.

COVID-19 Impacts

During the six months ended June 30, 2020, a global health pandemic referred to as COVID-19 arose and has disrupted several industries around the world, including the live events industry. The effect of and uncertainties surrounding the COVID-19 pandemic has caused the Company to make significant estimates in its condensed consolidated financial statements as of and for the three and six months ended June 30, 2020, specifically related to chargebacks and refunds due to cancelled or postponed events, which impacts net revenue, advance payouts, creator signing fees and creator advances. The COVID-19 pandemic resulted in the worldwide cancellation or postponements of live events and adversely affected the Company’s results of operations in the three and six months ended June 30, 2020. The COVID-19 pandemic is ongoing in nature and the Company will revise its estimates in future reporting periods to reflect management’s best estimates of future outcomes. There is significant uncertainty regarding the extent and duration of the impact that the COVID-19 pandemic will have on the Company’s business. The full extent to which COVID-19 impacts the Company’s business, results of operations and financial condition cannot be predicted at this time, and the impact of COVID-19 may persist for an extended period of time or become more pronounced.

Revenue Recognition

We adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40) (ASC 606) on January 1, 2019.

We determine revenue recognition through the following steps:

i.	Identification of the contract, or contracts, with a customer

ii.	Identification of the performance obligations in the contract

iii.	Determination of the transaction price

iv.	Allocation of the transaction price to the performance obligations in the contract

v.	Recognition of revenue, when, or as, we satisfy the performance obligation

We derive our revenues primarily from service fees and payment processing fees charged at the time a ticket for an event is sold. We also derive revenues from providing certain creators with account management services and customer support. Our customers are event creators who use our platform to sell tickets to attendees. Revenue is recognized when or as control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to receive in exchange for those goods or services. We allocate the transaction price by estimating a standalone selling price for each performance obligation using an expected cost plus a margin approach. For service fees and payment processing fees, revenue is recognized when the ticket is sold. For account management services and customer support, revenue is recognized over the period from the date of the sale of the ticket to the date of the event.

The event creator has the choice of whether to use Eventbrite Payment Processing (EPP) or to use a third-party payment processor, referred to as Facilitated Payment Processing (FPP). Under the EPP option, we are the merchant of record and are responsible for processing the transaction and collecting the face value of the ticket and all associated fees at the time the ticket is sold. We are also responsible for remitting these amounts collected, less our fees, to the event creator. Under the FPP option, we are not responsible for processing the transaction or collecting the face value of the ticket and associated fees. In this case, we invoice the creator for all of our fees.

We evaluate whether it is appropriate to recognize revenue on a gross or net basis based upon our evaluation of whether we obtain control of the specified goods or services by considering if we are primarily responsible for fulfillment of the promise, have inventory risk, and have the latitude in establishing pricing and selecting suppliers, among other factors. We determined the event creator is the party responsible for fulfilling the promise to the attendee, as the creator is responsible for providing the event for which a ticket is sold, is responsible for determining the price of the ticket and is responsible for providing a refund if the event is canceled. Our service provides a platform for the creator and event attendee to transact, and our performance obligation is to facilitate and process that transaction and issue the ticket. The amount that we earn for our services is fixed. For the payment processing service, we determined that we are the principal in providing the service as we are responsible for fulfilling the promise to process the payment and we have discretion and latitude in establishing the price of our service. Based on our assessment, we record revenue on a net basis related to our ticketing service and on a gross basis related to our payment processing service. As a result, costs incurred for processing the transactions are included in cost of net revenues in the consolidated statements of operations.

Revenue is presented net of indirect taxes, value-added taxes, creator royalties and reserves for customer refunds, payment chargebacks and estimated uncollectible amounts, including estimates related to the effect of the COVID-19 pandemic. If an event is cancelled by a creator, then any obligations to provide refunds to event attendees are the responsibility of that creator. If a creator is unwilling or unable to fulfill their refund obligations, we may, at our discretion, provide attendee refunds. Revenue is also presented net of the amortization of creator signing fees. The benefit we receive by securing exclusive ticketing and payment processing rights with certain creators from creator signing fees is inseparable from the customer relationship with the creator and accordingly these fees are recorded as a reduction of revenue in the consolidated statements of operations.

Creator Signing Fees, Net and Creator Advances, Net

Creator signing fees, net represent contractual amounts paid to creators pursuant to event ticketing and payment processing agreements. Creator signing fees are additional incentives paid by us to secure exclusive ticketing and payment processing rights with certain creators. These payments are amortized over the life of the contract to which they relate on a straight-line basis. Creator signing fees are presented net of reserves on the consolidated balance sheets. Reserves are recorded based on our assessment of various factors, including a creator’s payment history, the frequency and size of historical and planned future events, and macro-economic conditions and current events that may impact a creator’s ability to generate future ticket sales. Amortization of creator signing fees is recorded as a reduction of revenue in the consolidated statements of operations.

Creator advances, net represent contractual amounts paid to creators pursuant to event ticketing and payment processing agreements. Creator advances provide the creator with funds in advance of the event and are subsequently recovered by withholding amounts due to us from the sale of tickets until the creator advance has been fully recovered. Creator advances are presented net of reserves for potentially unrecoverable amounts on the consolidated balance sheets. Reserves are recorded based on our assessment of various factors, including a creator’s payment history, the rate and timing of recovery for outstanding advances, the frequency and size of historical and planned future events, and macro-economic conditions and current events that may impact a creator’s ability to generate future ticket sales.

Business Combinations, Goodwill and Acquired Intangible Assets

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. Such valuations require us to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology and trade names from a market participant perspective, useful lives and discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized but the Company evaluates goodwill impairment of its single reporting unit annually in the fourth quarter, or more frequently if events or changes in circumstances indicate the goodwill may be impaired.

Events or changes in circumstances which could trigger an impairment review include significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, significant underperformance relative to historical or projected future results of operations, a significant adverse change in the business climate, an adverse action or assessment by a regulator or unanticipated competition or a loss of key personnel.

We have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then additional impairment testing is not required.

The effects of the COVID-19 pandemic and the decline in the market value of our common stock triggered an interim impairment review of our goodwill carrying amount, which we performed during the six months ended June 30, 2020. We adopted ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. We performed our analysis by comparing the estimated fair value of the Company to our carrying amount, including goodwill. Our analysis indicated that our estimated fair value, using the market price of our common stock, exceeds our carrying amount and therefore goodwill was not impaired and no additional steps were necessary.

Acquired intangible assets, net consists of identifiable intangible assets such as developed technology, customer relationships, and trade names resulting from our acquisitions. Acquired intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated economic lives following the pattern in which the economic benefits of the assets will be consumed, which is straight-line. Acquired intangible assets are presented net of accumulated amortization in the consolidated balance sheets.

We evaluate the recoverability of our acquired intangible assets for potential impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to the fair value. The effects of the COVID-19 pandemic and its impact on the live events industry triggered a review of our acquired intangible assets (and other long-lived assets) for potential impairment. During the six months ended June 30, 2020, we performed a recoverability test, which indicated that the recoverable amount was in excess of the carrying amount and we concluded that our acquired intangible assets were not impaired.

Accounts Payable, Creators

Accounts payable, creators consists of unremitted ticket sale proceeds, net of Eventbrite service fees and applicable taxes. Amounts are remitted to creators within five business days subsequent to the completion of the related event. Creators may apply to receive these proceeds prior to completion of their events as creators often need these funds to pay for event-related costs. For qualified creators, we pass ticket sales proceeds to the creator prior to the event, subject to certain limitations. Internally, we refer to these payments as advance payouts. When an advance payout is made, we reduce our cash and cash equivalents with a corresponding decrease to our accounts payable, creators. As a result of the COVID-19 pandemic and its effect of causing creators to cancel, postpone or reschedule events, we temporarily suspended our advance payouts program on March 11, 2020, at which time the total advance payouts to creators related to future event was approximately $354.0 million. As of June 30, 2020, the advance payouts outstanding had reduced to approximately $253.3 million, as a result of creators fulfilling their refund obligations with creator funds as well as events taking place. The Company is exploring new ways to make advance payouts to qualified creators who meet strict guidelines and has started making advance payouts available to a small number of low risk creators on a trial basis.

Chargebacks and Refunds Reserve

Under our standard terms of service for creators using EPP, we settle a creator’s share of the proceeds from ticket sales within five business days after the successful completion of the event. The terms of our standard merchant agreement obligate creators to reimburse attendees (or us, if we have processed the refund) who are entitled to refunds under the creator’s refund policy and under our refund policy requirement for ticket sales proceeds remitted to creators via advance payouts. When we provide advance payouts, we assume risk that the event may be cancelled, fraudulent, materially not as described or removed from our platform due to its failure to comply with our terms of service or merchant agreement, resulting in significant chargebacks, refund requests and/or disputes between attendees and the creator, and risk that the creator will not be able to otherwise make the attendee whole. We may refund attendees if the creator is insolvent or has spent the proceeds of the ticket sales for event-related costs, among other circumstances. We may not be able to recover our losses from these events, and such unrecoverable amounts could equal the value of the transaction or transactions settled to the creator prior to the event that is disputed, plus any associated chargeback fees not assumed by the creator. We record estimates for refunds and chargebacks of our fees as contra-revenue. We record estimates for losses related to chargebacks and refunds of the face value of tickets as an operating expense classified within sales, marketing and support expense. Our chargebacks and refunds reserve was $65.9 million and $2.7 million as of June 30, 2020 and December 31, 2019, respectively. The increase in the reserve balance during the six months ended June 30, 2020 was the result of cancelled, rescheduled and postponed events largely relating to the COVID-19 pandemic. Prior to March 31, 2020, we included the chargebacks and refunds reserve in other accrued liabilities on the consolidated balance sheets, and we have reclassified the balance as of December 31, 2019 on the condensed consolidated balance sheets included in this Quarterly Report on Form 10-Q to be consistent with the presentation as of March 31, 2020. Due to the rapidly evolving COVID-19 situation and the limited amount of currently available data, there is a high degree of uncertainty around these reserves and uncertainties around future events. We may pay in cash a portion of, all, or a greater amount than the $65.9 million provision recorded as of June 30, 2020.

The developments related to the COVID-19 pandemic have resulted in a large volume of event cancellations and postponements driven by travel restrictions and global government recommendations and mandates to limit gatherings of people, and we expect to incur significant advance payout losses as a result of event cancellations and postponements. We have increased our chargebacks and refunds reserve on the condensed consolidated balance sheets by $63.2 million as of June 30, 2020 compared to December 31, 2019, of which $58.4 million relates to estimated losses from our advance payout program. Due to the nature of the COVID-19 situation and the limited amount of currently available data, there is a high degree of uncertainty around these reserves and our actual losses could be materially different from our current estimates. We will adjust our recorded reserves in the future to reflect our best estimates of future outcomes.

As of June 30, 2020 our chargebacks and refunds reserve on the condensed balance sheets has decreased by $23.8 million compared to March 31, 2020. This reduction of reserves as of June 30, 2020 versus March 31, 2020 is principally driven by the reduction in the advance payouts balance which was $354.0 million on March 11, 2020 when the program was temporarily suspended versus $253.3 million as of June 30, 2020.

Stock-Based Compensation Expense

Stock-based compensation expense is measured based on the grant-date fair value of the awards and recognized in the consolidated statements of operations over the period during which the award recipient is required to perform services in exchange for the award (the vesting period of the award).

We estimate the fair value of stock options granted using the Black-Scholes option pricing model. We measure the fair value of RSUs based on the fair value of the underlying shares on the date of grant. Compensation expense is recognized over the vesting period of the applicable award using the straight-line method. We estimate forfeitures in order to calculate stock-based compensation expense.

Income Taxes

We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We recognize tax benefits from uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe we have adequately provided for its uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We adjust these allowances when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

Refer to Note 2 of our Notes to Unaudited Interim Condensed Consolidated Financial Statements included in Part I, Item 1, “Unaudited Interim Condensed Consolidated Financial Statements” of this Quarterly Report on Form 10-Q for more information.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

As of June 30, 2020 we have outstanding Term Loans and Convertible Senior Notes which are both subject to fixed annual interest charges. We have therefore no financial or economic exposure associated with changes in interest rates. However, the fair value of these financial instruments may fluctuate when interest rates change or can be affected when the market price of our common stock fluctuates. We carry the Term Loans and Convertible Senior Notes at face value less unamortized discount on our balance sheet, and we present the fair value for required disclosure purposes only.

Foreign Currency Risk

Many creators live or operate outside the United States, and therefore, we have significant ticket sales denominated in foreign currencies, most notably the British Pound, Euro, Canadian Dollar, Australian Dollar, Brazilian Real and Argentinian Peso. If currency exchange rates remain at current levels, currency translation could continue to negatively affect net revenue growth for events that are not listed in U.S. dollars and could also reduce the demand for U.S. dollar denominated events from attendees outside of the United States. Because the functional currency of our foreign subsidiaries is the U.S. dollar, fluctuations due to changes in currency exchange rates cause a recognition of transaction gains and losses in the statement of operations. A 10% increase or decrease in current exchange rates would not have a material impact on our consolidated results of operations.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of the principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report.

Based on that evaluation, the principal executive officer and the principal financial officer concluded that, as of June 30, 2020, our disclosure controls and procedures were effective to provide reasonable assurance that the information required for disclosure in reports filed or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to Company management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, that occurred during the quarter ended June 30, 2020 which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Disclosure Controls and Procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

On June 4, 2020, three plaintiffs, seeking to represent a proposed class of individuals who purchased tickets on or after June 3, 2016, filed suit against us in the United States District Court for the Northern District of California, in a case captioned Snow, et al. v. Eventbrite, Inc., Case No. 20-cv-03698 (the Class Action). Plaintiffs allege that we failed to provide an opportunity for purchasers of tickets to events sold through our platform to obtain a refund where the event is postponed, rescheduled, or canceled. Plaintiffs seek injunctive relief in addition to restitution and monetary damages under California’s Consumer Legal Remedies Act, False Advertising Law, and Unfair Competition Law, in addition to claims brought under California common law. We deny the allegations and intends to defend the case vigorously. The case is in its initial stage: We have not yet responded to the complaint, no motions have been made, and no rulings have been issued. We are unable to predict the likely outcome at this point.

Beginning on April 15, 2019, purported stockholders of our company filed two putative securities class action complaints in the United States District Court for the Northern District of California, and three putative securities class action complaints in the Superior Court of California for the County of San Mateo, against us, certain of our executives and directors, and our underwriters for the IPO. Some of these actions also name as defendants venture capital firms that were our investors as of the IPO.

On August 22, 2019, the federal court consolidated the two pending actions and appointed lead plaintiffs and lead counsel. The consolidated federal case is titled In re Eventbrite, Inc. Securities Litigation, 5:19-cv-02019-EJD (the Federal Action). On October 11, 2019, the lead plaintiffs in the Federal Action filed their amended consolidated complaint. The amended complaint generally alleges that we misrepresented and/or omitted material information in our IPO offering documents in violation of the Securities Act. The amended complaint also challenges public statements made after the IPO in violation of the Exchange Act. The amended complaint seeks unspecified monetary damages and other relief on behalf of investors who purchased our Class A common stock issued pursuant and/or traceable to the IPO offering documents, or between September 20, 2018 and May 1, 2019, inclusive. On December 11, 2019, defendants filed a motion to dismiss the amended complaint. On March 18, 2020, the court vacated the hearing on the defendants’ motion to dismiss set for April 16, 2020. On April 28, 2020, the court granted defendants’ motion to dismiss in its entirety with leave to amend and set a deadline of June 24, 2020 for plaintiff to file its second amended consolidated complaint. On June 22, 2020, the Court extended lead plaintiff’s deadline to file its second amended consolidated complaint to August 10, 2020.

On July 29, 2020, we entered into a settlement agreement with the lead plaintiff in the Federal Action. The “Settlement Class” is defined in the settlement agreement as “all persons and entities that purchased or otherwise acquired Eventbrite, Inc. securities: (a) pursuant or traceable to Eventbrite’s registration statement and prospectus (“Registration Statement”) issued in connection with the Company’s September 20, 2018 initial public offering (“IPO”); or (b) between September 20, 2018 and May 1, 2019, both dates inclusive (the “Class Period”), and were damaged thereby,” excluding defendants and certain of their affiliates. If members of the Settlement Class do not opt out and the settlement is approved, they will waive, release, discharge, and dismiss, and be forever barred and enjoined from asserting, instituting, maintaining, prosecuting, or enforcing, claims that, among other things, “arise out of or relate in any way to both (i) the purchase, sale, or holding of Eventbrite securities pursuant or traceable to Eventbrite’s registration statement and prospectus (“Registration Statement”) issued in connection with the Company’s September 20, 2018 initial public offering (“IPO”) or were otherwise purchased, sold, or held during the Class Period, and (ii) the allegations, transactions, acts, facts, events, circumstances, statements, or omissions that were or could have been alleged or asserted by Plaintiffs or any member of the Settlement Class in the [Federal] Action or in any other action in any court or forum which relate to the subject matter of [the Federal] Action.” At the time of this filing, lead plaintiff has not filed its motion for preliminary approval of the settlement and the court has not approved the settlement. We recorded $1.9 million of expense during the three months ended June 30, 2020 related to the expected settlement of the Federal Action.

On June 24, 2019, the state court consolidated two state actions pending at that time. The consolidated state case is titled In re Eventbrite, Inc. Securities Litigation, Lead Case No, 19-CIV-02798 (the State Action). On July 24, 2019, the two plaintiffs in the State Action filed a consolidated complaint. The consolidated complaint generally alleged that we misrepresented and/or omitted material information in our IPO offering documents, in violation of the Securities Act. The amended complaint sought unspecified monetary damages and other relief on behalf of investors who purchased our Class A common stock issued pursuant and/or traceable to the IPO offering documents. On August 23, 2019, defendants filed demurrers to the consolidated complaint. A third state-court action was filed on August 23, 2019. On September 11, 2019, that complaint was consolidated into the operative complaint filed on July 24, 2019, and the court ordered that the arguments in defendants’ pending demurrers would apply to that newly filed complaint. At the hearing on defendants’ demurrers on November 1, 2019, the court sustained the demurrer with leave to amend. On December 13, 2019, the court granted requests by two plaintiffs to voluntarily dismiss their claims without prejudice. The remaining plaintiff and two new named plaintiffs filed a first amended consolidated complaint (FAC) on February 10, 2020. Defendants’ filed demurrers to the FAC on March 26, 2020. On June 10,

2020, the Court held a hearing on Defendants’ demurrers. At the hearing and in a subsequent order on June 23, 2020, the court sustained the demurrers with leave to amend for failure to state a claim but did not set a deadline for plaintiffs to file their second amended consolidated complaint (SAC) given certain outstanding discovery disputes between the parties. As of this filing, the court has not set a deadline for plaintiffs to file the SAC.

We believe that these actions are without merit and intend to vigorously defend them. We cannot predict the outcome of or estimate the possible loss or range of loss from the above described matters.

On July 16, 2019, we filed two complaints in the United States District Court for the Northern District of California, entitled Eventbrite, Inc. v. MF Live, Inc., et al., 3:19-CV-04084 and Eventbrite, Inc. v. Fab Loranger et al., 3:19-CV-04083 (collectively, the Roxodus Lawsuits). The Roxodus Lawsuits arise out of MF Live’s (MFL) cancellation of the Roxodus music festival in Ontario, Canada, and MFL’s and Loranger’s subsequent refusals to issue refunds to impacted ticket buyers or to reimburse us for payments to such ticket buyers. We provided ticketing and payment processing services for the event pursuant to a written contract. When the event was cancelled and MFL refused to issue refunds, we issued refunds totaling $4.0 million to ticket buyers who bought tickets on our platform. Pursuant to our Merchant Agreement, MFL was contractually required to reimburse us for such refunds, and Loranger had signed a personal guaranty agreement committing to personally honor MFL’s obligations if the entity failed to do so. Accordingly, the Roxodus Lawsuits assert claims for breach of contract, breach of the implied covenant of good faith and fair dealing, fraud, money had and received, and actual and constructive fraudulent transfers.

The Roxodus Lawsuits are in their early stages and we cannot predict the likelihood of success. MFL has filed for bankruptcy in Canada, staying our action against the entity. We are monitoring and participating in the bankruptcy process pursuant to our rights under Canadian law. Our investigation of the assets held by and/or on behalf of MFL, Loranger, and the other defendants is ongoing.

On June 18, 2020, we filed a Complaint in the United States District Court for the Northern District of California against M.R.G. Concerts Ltd. (MRG) and Matthew Gibbons (Gibbons), asserting claims for breach of contract, breach of the implied covenant of good faith and fair dealing, declaratory judgment, unfair competition, and common counts under California law, arising out of MRG and Gibbons’s termination of certain contracts with us and their refusal to make various payments to us required by those contracts. The case is in its early stages, and neither MRG nor Gibbons has yet responded formally to our Complaint. We cannot presently predict the likelihood of success.

In addition to the litigation discussed above, from time to time, we may be subject to legal actions and claims in the ordinary course of business. We have received, and may in the future continue to receive, claims from third parties. Future litigation may be necessary to defend ourselves or our creators. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in our Annual Report on Form 10-K, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and this Quarterly Report on Form 10-Q, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, and other documents that we file with the U.S. Securities and Exchange Commission. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be harmed. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment. Many of the following risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result.

Risks Related to Our Business and Industry

Factors adversely affecting the live event market could impact our results of operations.

We help creators organize, promote and sell tickets and registrations to a broad range of events. Our business is directly affected by the success of such events and our revenue is impacted by the number of events, types of events and ticket prices of events produced by creators. Adverse trends in one or more event industries could adversely affect our business. A decline in attendance at or reduction in the number of events may have an adverse effect on our revenue and operating income.

The global COVID-19 pandemic and the preventative and protective actions that governments, other third parties or we have taken or may in the future take in respect of COVID-19, including the shelter-in-place mandates, have resulted, and will continue to result, in a period of business disruption and reduced operations. Further, during the three months ended June 30, 2020, our net revenue decreased by 64.5% and our paid ticket volume decreased by 49.7% compared to the same period in 2019. There is significant uncertainty regarding the extent and duration of the impact that the COVID-19 pandemic will have on our business. We expect our net revenue trends to experience a meaningful deterioration from those achieved in fiscal 2019 and to experience a material adverse impact on our fiscal 2020 results. The extent to which COVID-19 impacts our business, result of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken to contain it or treat its impact. The full extent to which COVID-19 impacts our business, results of operations and financial condition cannot be predicted at this time and the impact of COVID-19 may persist for an extended period of time or become more pronounced.

In addition, the COVID-19 pandemic may adversely impact the business and operations of third party service providers who perform critical services for our business, which in turn may adversely affect our business, results of operations and financial condition.

Further, our business depends on discretionary consumer and corporate spending. During periods of economic slowdown and recession, such as the worldwide recession triggered by the COVID-19 pandemic and the resulting high levels of unemployment, consumers have historically reduced their discretionary spending. The impact of economic slowdowns on our business is difficult to predict, but they may result in reductions in ticket and registration sales and our ability to generate revenue. Many factors related to discretionary consumer and corporate spending, including employment, fuel prices, interest and tax rates and inflation, can adversely impact our results of operations.

In addition, the occurrence and threat of extraordinary events, such as public health concerns, epidemics and pandemics (including the COVID-19 pandemic), terrorist attacks, mass-casualty incidents, natural disasters or similar events, or loss or restriction of individuals’ rights to assemble, may deter creators from producing large events and substantially decrease the attendance at live events. For example, in January 2017, five people were killed at a music festival in Mexico ticketed by us, and in July 2019, four people were killed at a community festival in Gilroy, California, which was ticketed by us. Terrorism and security incidents, military actions in foreign locations and periodic elevated terrorism alerts have increased public concerns regarding air travel, military actions and national or local catastrophic incidents. These concerns have led to numerous challenging operating factors at live events, including additional logistics for event safety and increased costs of security. These challenges may impact the creator and attendee experience and lead to fewer events by creators and as a result may harm our results of operations.

Furthermore, adverse weather and climate conditions could impact the success of an event and disrupt our operations in any of our offices or the operations of creators, third-party providers, vendors or partners. Climate change is expected to continue to cause adverse weather conditions and natural disasters to become more frequent and less predictable. If an event is cancelled due to weather, attendees may expect and may be entitled to a refund, which may harm our results of operations and those of creators.

Accordingly, any adverse condition could lead to unsatisfied attendees that require refunds or chargebacks or increase the complexity and costs for creators and us, which will harm our business, results of operations and financial condition.

Our business may be subject to significant chargebacks and other losses for various reasons, including due to fraud or unsuccessful, postponed or cancelled events. These chargebacks and other losses may harm our results of operations and business.

We have experienced, and will continue to experience, chargebacks related to postponed or cancelled events and claims from attendees that creators have not performed their obligations or that events did not match their descriptions. These claims could arise from creator fraud or misuse, an unintentional failure of the event, which includes reschedules, indefinite postponements and cancellations, or from fraudulent claims by an attendee. We have experienced a high volume of event reschedules, postponements and cancellations because of the COVID-19 pandemic, which has significantly increased attendee claims and related reversals of payments received by us from payment card networks (known as chargebacks) and losses as a result of advance payment of ticket fees to creators. We expect we will experience a high volume of event reschedules, postponements and cancellations in the event of future global health crises, epidemics and pandemics.

Historically, for qualified creators who applied for payments in advance of their events to fund event-related costs, we passed proceeds from ticket sales to the creators prior to the events as we received the ticket sales proceeds, subject to certain limitations. We refer to these payments as advance payouts. When we provide advance payouts, we assume significant risk that the event may be cancelled, postponed, fraudulent, materially not as described or removed from our platform due to its failure to comply with our terms of service or merchant agreement, resulting in significant chargebacks, refund requests and/or disputes between attendees and creators. This risk has been significantly exacerbated by the unprecedented nature of the COVID-19 pandemic. The terms of our standard merchant agreement obligate creators to repay us for ticket sales advanced under such circumstances. However, we may not be able to recover our losses from these events, and COVID-19 has significantly increased the likelihood that we will not recover these losses. Such unrecoverable amounts could equal up to the value of the transaction or transactions settled to the creator prior to the event that has been postponed or cancelled or is otherwise disputed. This amount could be many multiples of the fees we collected from such transaction.

In March 2020, in light of the COVID-19 pandemic, we temporarily stopped making advance payouts to creators, which has led to creator claims against us and has put us at a competitive disadvantage to other ticketing providers that continue to make advance payouts to event creators on their platforms. We are exploring new ways to make advance payouts to qualified creators who meet strict guidelines and have started making advance payouts available to a small number of low risk creators on a trial basis. Our potential advance payout exposure was approximately $253.3 million as of June 30, 2020. Since mid-March 2020, creators and the funds we hold on their behalf have covered more than 99% of the advanced payout refunds requested. As of June 30, 2020, we have recorded estimated chargebacks and refunds reserves of $65.9 million on the condensed consolidated balances sheets, but it is possible that that amount will not be sufficient. Due to the nature of the COVID-19 situation and the limited amount of currently available data, there is a high degree of uncertainty around these reserves and our actual losses could be materially different from our current estimates. We will adjust our reserves in the future to reflect our best estimates of future outcomes.

We cannot predict the outcome of or estimate the possible recovery or range of recovery from these matters. The total write-off from all lost advance payouts and other chargebacks was $13.0 million and $6.1 million for the years ended December 31, 2019 and 2018, respectively. During the six months ended June 30, 2020, we increased our reserves for estimated chargebacks and refunds by $63.2 million, of which $58.4 million relates to our advance payouts program.

Further, we have experienced fraudulent activity on our platform in the past, including fake events in which a person sells tickets to an event but does not intend to hold an event or fulfill the ticket, email spam being sent through our platform, a third party taking over the account of a creator to receive payments owed to such creator or orders placed with fraudulent or stolen credit card data and other erroneous transmissions. Although we have measures in place to detect and reduce the occurrence of fraudulent activity on our platform, those measures are not always effective. These measures must be continually improved and may not be effective against evolving methods of fraud or in connection with new platform offerings. If we cannot adequately control the risk of fraudulent activity on our platform, it could harm our business, results of operations and financial condition.

We have in the past, and may in the future, pay up front creator signing fees and creator advances to certain creators when entering into exclusive ticketing or services agreements and if these arrangements do not perform as we expect or the scheduled events are cancelled, our business, results of operations and financial condition may be harmed.

We have in the past, and may in the future, pay up front non-recoupable or recoupable signing fees to certain creators in order to incentivize them to organize certain events on our platform or obtain exclusive rights to ticket their events. These payments are common practice in certain segments of the ticketing industry and are typically made to a creator upon entering into a multi-year exclusive ticketing or service contract with us. In March 2020, in light of the COVID-19 pandemic, we substantially curtailed up front payments to creators entering into new or renewed ticketing arrangements with us. We are also renegotiating the up front payment portion of our contracts with some of our existing creators when such creators have missed contractual minimums to qualify for up front payments or when such creators have experienced material adverse changes. We are continuing to evaluate our position on up front payments, and we do not know when, or if, we will offer up front payments to new or renewing creators in the future. We believe this lack of up front payments will put us at a competitive disadvantage to ticketing solutions that offer cash incentives to newly acquired creators.

The multi-year exclusive arrangements that we entered into between 2014 and 2019 had an average term of 37 months and were typically for exclusive ticketing rights. A creator who receives a non-recoupable upfront payment, which we refer to as creator signing fees, keeps the entire signing upfront payment, so long as the creator complies with the terms of the creator’s contract with us, including performance of an event. If a creator does not comply with the terms of the contract or perform an event, generally the creator is obligated to repay the fees to us, although there is no guarantee that we will be able to collect such repayment. Creator signing fees, including noncurrent balances, were $16.8 million and $26.3 million as of June 30, 2020 and December 31, 2019, respectively, and, as of June 30, 2020, these payments are being amortized over a weighted-average remaining life of 3.2 years on a straight-line basis.

For recoupable fees, which we refer to as creator advances, we are entitled to recoup the entire advance by withholding all or a portion of the ticket sales sold by the creator to whom the advance was previously paid. Creator advances, including noncurrent balances, were $11.4 million and $23.2 million as of June 30, 2020 and December 31, 2019, respectively. We pay these advances based on the expectations of future ticket sales on our platform by such creators. We make the decision to make these payments based on our assessment of the past success of the creator, past event data, future events the creator is producing and other financial information. We include commercial and legal protections in our contracts that may include signing fees, such as issuing the advance only after the creator begins selling tickets on our platform and requiring a third-party to guarantee the obligations and liabilities of the creator receiving such a payment, to mitigate the financial risk of making these payments. However, event performance may vary greatly from year-to-year and from event to event. If our assumptions and expectations with respect to event performance prove wrong or if a counterparty defaults or an event is not successful or is cancelled, our return on these advances will not be realized and our business, results of operations and financial condition could be harmed.

Our corporate strategy and restructuring plan may not be successful.

In April 2020, in response to the COVID-19 pandemic, we decided to refocus our strategy on acquiring and retaining creators who use our platform without training, support or professional services, rather than creators who require significant event success and customer support. As of December 31, 2019, creators acquired through our sales channel, many of whom expected significant customer support, made up approximately half of our gross ticket fees. As part of this effort, we have reduced the size of our customer support and event success teams. We announced a global workforce reduction impacting approximately 45% of our employees as part of an expense reduction plan related to the impact of COVID-19. The success of this restructuring will depend on, among other things, our ability to implement the refocused strategy, reduce operating expenses and retain senior management and other highly qualified personnel. Our workforce after this restructuring may not be sufficient to fully execute our strategy, and we may not be able to effectively attract or retain senior management or other qualified employees needed to implement this strategy. If we are unable to successfully execute our strategy, our business, results of operations and financial condition may be adversely affected.

Our success depends on our ability to attract new creators and retain existing creators.

In April 2020, in response to the COVID-19 pandemic, we decided to refocus our strategy on acquiring and retaining creators who use our platform without training, support or professional services, rather than creators who required significant event success and customer support. As of December 31, 2019, creators acquired through our sales channel, many of whom expected significant customer support, made up approximately half of our gross ticket fees. As part of this effort, we have reduced the size of our customer support and event success teams. We anticipate creators who require a higher level of customer support will leave our platform to find a different ticketing solution.

Our success depends on our ability to attract new creators and retain existing creators. In addition to risks related to our refocused strategy on self-service creators, we may fail to attract new creators and retain existing creators due to a number of factors outlined in this section, including:

•

COVID-19 and other global health conditions and related government prohibitions, limitations or recommendations on in-person gatherings, and creators’ and consumers’ perceived safety of in-person gatherings;

•

our ability to maintain and continually enhance our platform and provide services that are valuable and helpful to creators, which maintenance and enhancements may take place at a slower pace because of our reduced workforce;

•	our ability to offer customer support to creators and consumers, which has been significantly limited by our strategy shift and reduced workforce;

•

competitive factors, including the actions of new and existing competitors in our industry, such as competitors buying exclusive ticketing rights or entering into or expanding within the market in which we operate;

•	our ability to convince creators to migrate to our platform from their current practices, which include online ticketing platforms, venue box offices and do-it-yourself spreadsheets and forms;

•	changes in our relationships with third parties, including our partners, developers and payment processors, that make our platform less effective for and attractive to creators;

•	the quality and availability of key payment and payout methods;

•	our ability to manage fraud risk that negatively impacts creators; and

•	our ability to adapt to changes in market practices or economic incentives for creators, including larger or more frequent signing fees.

If we are unable to effectively manage these risks as they occur, creators may seek other solutions and we may not be able to retain them or acquire additional creators to offset any such departures, which would harm our business, results of operations and financial condition. Furthermore, the loss of creators and our inability to replace them with new creators and events of comparable quality and standing would harm our business, results of operations and financial condition.

We have a history of losses and we may not be able to generate sufficient revenue to achieve and maintain profitability.

We incurred net losses of $185.1 million and $24.7 million in the six months ended June 30, 2020 and 2019, respectively, and as of June 30, 2020, we had an accumulated deficit of $557.9 million. Our net revenues were $57.5 million and $162.1 million in the six months ended June 30, 2020 and 2019, respectively. Because of the impact of the COVID-19 pandemic, our revenue decreased significantly in the three and six months ended June 30, 2020 as compared to the three and six months ended June 30, 2019, and we expect that our revenue will decrease significantly in the near-term and for the year ending December 31, 2020. We do not know when our net revenue will return to its pre-COVID-19 levels, if ever.

As of June 30, 2020, our chargebacks and refunds reserve increased to $65.9 million from $2.7 million at December 31, 2019. The increase was driven by the effects of the COVID-19 pandemic and related event cancellations and postponements and our estimated costs related to chargebacks and refunds, driven primarily by our advance payouts program. Due to the rapidly evolving COVID-19 situation and the limited amount of currently available data, there is a high degree of uncertainty around these reserves and future events, and our actual losses could materially differ from these estimates. We may pay in cash a portion of, all, or a greater amount than the $65.9 million provision recorded as of June 30, 2020.

You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Although we anticipate our costs to decrease in the short-term, we expect to continue to incur losses due to the impact of the COVID-19 pandemic on our business, the future of live events and the global economy. If we are unable to return to revenue growth and manage our expenses effectively, we will not be able to achieve and maintain profitability.

We may not be able to generate sufficient cash flows or raise the additional capital necessary to fund our operations or other liquidity needs.

As of June 30, 2020, we had cash and cash equivalents of $546.9 million, of which $203.2 million was cash held on behalf of and due to our creators. The remaining cash and cash equivalents balance is available to us to fund our operating, investing and financing activities. In addition, due to the COVID-19 pandemic, which has drastically changed the landscape of the live events industry, we experienced a significant decrease in our net revenues as a result of decreased paid ticket volume and a significant increase in our operating expenses as a result of reserves recorded for our advanced payouts program and higher impairments of creator signing fees and creator advances. Our net revenues were $57.5 million and $162.1 million for the six months ended June 30, 2020 and 2019, respectively, and the net cash (used in) provided by operating activities was $(126.7) million and $57.3 million for the six months ended June 30, 2020 and 2019, respectively. There is significant uncertainty regarding the extent and duration of the impact that the COVID-19 pandemic will have on our business, and we could exhaust our available financial resources sooner than we expect.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. Our ability to obtain financing will depend on a number of factors, including:

•	general economic and capital market conditions, including as a result of the COVID-19 pandemic;

•	the availability of credit from banks or other lenders;

•	investor confidence in us; and

•	our results of operations

We cannot assure you that our business will generate sufficient cash flow from operations, or that we will be able to obtain financing, in an amount sufficient to fund our operations or other liquidity needs.

If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock and Class B common stock. In connection with the credit agreement we entered into in May 2020, we entered into a stock purchase agreement, pursuant to which we issued and sold 2,599,174 shares of Class A common stock for a purchase price of $0.01 per share, resulting in dilution to our equity holders.

The credit agreement we entered into in May 2020 provides for initial term loans in the aggregate principal amount of $125.0 million and delayed draw term loans in an aggregate principal amount of up to $100.0 million, subject to certain adjustments, which delayed draw term loans may only be accessed from December 31, 2020 until September 30, 2021, subject to certain conditions. In addition, in June 2020, we issued $150.0 million aggregate principal amount of 5.000% convertible senior notes due 2025 (2025 Notes). The term loans, the 2025 Notes and any additional funding from debt financings may make it more difficult for us to operate our business because a portion of our cash generated from internal operations will be used to make principal and interest payments on the indebtedness and we are, or may be, obligated to abide by restrictive covenants contained in the debt financing agreements. See the risk factors below titled “Substantial levels of indebtedness could adversely affect our cash flow and our ability to operate our business and to fulfill our obligations under our indebtedness” and “The terms of our debt covenants limit our discretion in operating our business and any failure to comply with such covenants could result in the default of all of our debt.”

If we need additional capital and cannot raise it on acceptable terms, if at all, we may not be able to, among other things:

•	develop and enhance our platform and solutions;

•	continue to expand our technology development, sales and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

Our inability to do any of the foregoing could reduce our ability to compete successfully and could have an adverse effect on our business.

Substantial levels of indebtedness could adversely affect our cash flow and our ability to operate our business and to fulfill our obligations under our indebtedness.

In May 2020, we entered into a credit agreement that provides for initial term loans in the aggregate principal amount of $125.0 million and delayed draw term loans, which are currently available to us in an aggregate principal amount of $50.0 million. The delayed draw term loans may only be accessed from December 31, 2020 until September 30, 2021, subject to certain conditions. In addition, in June 2020, we issued $150.0 million aggregate principal amount of 5.000% convertible senior notes due 2025. Substantial levels of indebtedness would increase the possibility that we may not generate enough cash flow from operations to pay, when due, the principal of, interest on or other amounts due in respect of, these obligations. Other risks relating to long-term indebtedness include:

•	increased vulnerability to general adverse economic and industry conditions;

•

a need to divert a significant portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•

limited ability to obtain additional financing, on terms we find acceptable, if needed, for working capital, capital expenditures, expansion plans and other investments, which may adversely affect our ability to implement our business strategy;

•	limited flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate or to take advantage of market opportunities; and

•	a competitive disadvantage compared to our competitors that have less debt.

The terms of our debt covenants limit our discretion in operating our business and any failure to comply with such covenants could result in the default of all of our debt.

The credit agreement we entered into in May 2020 contains various covenants that limit our discretion in operating our business, including financial maintenance covenants and negative covenants that restrict our or our subsidiaries’ ability to, among other things:

•	incur liens on our property or assets;

•	borrow money, and guarantee or provide other support for the indebtedness of third parties;

•	pay dividends or make other distributions on, redeem or repurchase our capital stock;

•	prepay, redeem or repurchase certain of our indebtedness;

•	enter into certain change of control transactions;

•	make investments in entities that we do not control, including joint ventures;

•	enter into certain asset sale transactions, including divestiture of certain company assets and divestiture of capital stock of wholly-owned subsidiaries;

•	enter into certain transactions with affiliates;

•	change our fiscal year; and

•	enter into substantially different lines of business.

Agreements governing any future indebtedness will likely contain similar covenants. These covenants may limit our ability to effectively operate our businesses or maximize stockholder value.

In addition, our credit agreement requires that we meet certain financial tests, including a liquidity covenant that will be tested beginning in the fiscal quarter ending December 31, 2020 and a minimum EBIDTA covenant that will be tested on a consolidated basis beginning in the fiscal quarter ending December 2021. Our ability to satisfy these tests may be affected by factors and events beyond our control, and we may be unable to meet such tests in the future.

Any failure to comply with the restrictions of our credit agreement or any agreement governing any future indebtedness may result in an event of default under those agreements. Such default under our current credit agreement allows the lenders to accelerate, which may trigger cross-acceleration or cross-default provisions in other debt. In addition, the lenders would be able to terminate its commitment to fund us with the second tranche of funding under the credit agreement. Similar provisions would likely be included in any agreement governing future indebtedness.

We may not have the ability to raise the funds necessary for cash settlement upon conversion of the 2025 Notes or to repurchase the 2025 Notes for cash following a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion of the 2025 Notes or to repurchase the 2025 Notes.

Subject to limited exceptions, holders of the 2025 Notes have the right to require us to repurchase their 2025 Notes upon the occurrence of a fundamental change (as defined in the indenture governing the 2025 Notes) at a cash repurchase price generally equal to the principal amount of the 2025 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, upon conversion of the 2025 Notes, unless we elect to deliver solely shares of our Class A common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the 2025 Notes being converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of 2025 Notes surrendered therefor or pay the cash amounts, if any, due upon conversion. In addition, our ability to repurchase the 2025 Notes or to pay cash upon conversions of the 2025 Notes may be limited by applicable law, by regulatory authorities or by agreements governing our future indebtedness. Our failure to repurchase the 2025 Notes at a time when such repurchase is required by the indenture governing the 2025 Notes or settle future conversions of the 2025 Notes as required by the indenture would constitute a default under such indenture. A default under the indenture or the fundamental change itself may also lead to a default under agreements governing our existing or future indebtedness, which may result in such existing or future indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under such existing or future indebtedness and repurchase the 2025 Notes or make cash payments due, if any, upon conversions thereof.

The accounting method for convertible debt securities that may be settled in cash, such as the 2025 Notes, could have a material effect on our reported financial results.

Under Financial Accounting Standards Board Accounting Standards Codification 470-20, Debt with Conversion and Other Options (ASC 470-20), an entity must separately account for the liability and equity components of convertible debt instruments (such as the 2025 Notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. ASC 470-20 requires the value of the conversion option of the 2025 Notes, representing the equity component, to be recorded as additional paid-in capital within stockholders’ equity in our consolidated balance sheet and as a discount to the debt component of the 2025 Notes, which reduces their initial debt carrying value reflected as a liability on our balance sheets. The carrying value of the debt component of the 2025 Notes, net of the discount recorded, will be accreted up to the principal amount of the 2025 Notes from the issuance date until maturity, which will result in non-cash charges to interest expense in our consolidated statement of operations. Accordingly, we will report lower net income or higher net loss in our financial results because ASC 470-20 requires interest to include both the current period’s accretion of the debt discount and the instrument’s coupon interest, which could adversely affect our reported or future financial results, the trading price of our Class A common stock and the trading price of the 2025 Notes.

In addition, under certain circumstances, convertible debt instruments (such as the 2025 Notes) that may be settled entirely or partly in cash are currently accounted for utilizing the treasury stock method, the effect of which is that the shares issuable upon conversion of the 2025 Notes are not included in the calculation of diluted earnings per share except to the extent that the conversion value of the 2025 Notes exceeds their principal amount. Under the treasury stock method, for diluted earnings per share purposes, the transaction is accounted for as if the number of shares of Class A common stock that would be necessary to settle such excess, if we elected to settle such excess in shares, are issued. We cannot be sure that the accounting standards in the future will continue to permit the use of the treasury stock method. For example, in July 2019, the Financial Accounting Standards Board published an exposure draft proposing to amend these accounting standards to eliminate the treasury stock method for convertible instruments and instead require application of the “if-converted” method. Under that method, if it is adopted, diluted earnings per share would generally be calculated assuming that all the 2025 Notes were converted solely into shares of Class A common stock at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the if-converted method may reduce our reported diluted earnings per share. Therefore, if we are unable to use the treasury stock method in accounting for the shares issuable upon conversion of the 2025 Notes, then our diluted earnings per share would be adversely affected in periods when we report net income.

The capped call transactions may affect the value of the 2025 Notes and our Class A common stock.

In connection with the offering of the 2025 Notes, we entered into capped call transactions (Capped Calls) with certain financial institutions (Option Counterparties). The Capped Calls are expected generally to reduce potential dilution to our Class A common stock upon any conversion of the 2025 Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2025 Notes, as the case may be, with such reduction and/or offset subject to a cap.

We have been advised that in connection with establishing their initial hedges of the Capped Calls, the Option Counterparties or their respective affiliates entered into various derivative transactions with respect to our Class A common stock and/or purchased shares of our Class A common stock concurrently with or shortly after the offering of the 2025 Notes.

In addition, we have been advised that the Option Counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our Class A common stock and/or purchasing or selling our Class A common stock or other securities of ours in secondary market transactions at any time prior to the maturity of the 2025 Notes (and are likely to do so during any observation period related to a conversion of 2025 Notes). This activity could cause or avoid an increase or a decrease in the market price of our Class A common stock.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the 2025 Notes or our Class A common stock. In addition, we do not make any representation that the Option Counterparties will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Our results vary from quarter-to-quarter and year-to-year. Our results of operations in certain financial quarters or years may not be indicative of, or comparable to, our results of operations in subsequent financial quarters or years.

Our quarterly results of operations have fluctuated significantly in the past due to a variety of factors, many of which are outside of our control and difficult to predict. As a result, it is difficult for us to forecast the level or source of our revenue accurately.

The COVID-19 pandemic and its impact on the events industry and global economy has and will make it extremely difficult for us to forecast the level or source of our revenue accurately. In March 2020, we withdrew our first quarter and full year 2020 financial guidance. We do not know if and when we will be able to reliably provide quarterly or full year financial guidance. Further, our April 2020 decision to refocus our strategy on acquiring and retaining self-service creators, rather than creators who require significant event success and customer support, will make period-to-period comparisons of our results of operations less meaningful.

Because our results may vary significantly from quarter-to-quarter and year-to-year, our financial results for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. Period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as an indication of future performance. In addition to other risk factors listed in this “Risk Factors” section, factors that may cause our results of operations to fluctuate include:

•

COVID-19 and other global health conditions, epidemics or pandemics and related government prohibitions, limitations or recommendations on in-person gatherings, and creators’ and consumers’ perceived safety of in-person gatherings;

•	changes in business or macroeconomic conditions;

•	creator acquisition and retention;

•	new solution introductions and expansions, or challenges with introduction;

•	acquisition of companies and the success, or lack thereof, of migration of such companies’ creators;

•	changes in pricing or packages;

•	the development and introduction of new products or services by us or our competitors;

•	increases in operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	system failures or breaches of security or privacy;

•	changes in stock-based compensation expenses;

•	adverse litigation judgments, settlements or other litigation-related costs;

•	changes in the legislative or regulatory environment, including with respect to privacy or data protection, or enforcement by government regulators, including fines, orders or consent decrees;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

•	fluctuations in the market values of our portfolio investments and interest rates;

•	changes in our effective tax rate;

•	announcements by competitors or other third parties of significant new products or acquisitions or entrance into certain markets;

•	our ability to make accurate accounting estimates and appropriately recognize revenue for our solutions for which there are no relevant comparable products; and

•	changes in accounting standards, policies, guidance, interpretations, or principles.

In addition, historically, before the COVID-19 pandemic, we experienced more cash flow generally in the first and third quarters of a fiscal year. The seasonality of our business could create cash flow management risks if we do not adequately anticipate and plan for periods of decreased activity, which could harm our business, results of operations and financial condition.

If we do not continue to maintain and improve our platform or develop successful new solutions and enhancements or improve existing ones, our business will suffer.

Our ability to attract and retain creators depends in large part on our ability to provide a user-friendly and effective platform, develop and improve our platform and introduce compelling new solutions and enhancements. Our industry is characterized by rapidly changing technology, new service and product introductions and changing demands of creators. We spend substantial time and resources understanding creators’ needs and responding to them. Building new solutions is costly and complex, and the timetable for commercial release is difficult to predict and may vary from our historical experience. In response to the COVID-19 pandemic, we shifted our focus to attracting and retaining creators who use our platform without training, support or professional services and reduced our workforce by approximately 45%, including engineering and development personnel. This shift in focus and decrease in our workforce will likely result in fewer, more targeted product enhancements and a slower product development timetable than we have experienced in the past. In addition, after development, creators may not be satisfied with our enhancements or perceive that the enhancements do not adequately meet their needs. The success of any new solution or enhancement to our platform depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with our platform, creator awareness and overall market acceptance and adoption. If we do not continue to maintain and improve our platform or develop successful new solutions and enhancements or improve existing ones, our business, results of operations and financial condition could be harmed.

Our software is highly complex, and we have in the past, and may in the future, discover previously undetected errors.

The software underlying our platform is highly complex, and we have in the past, and may in the future, detect previously undetected errors or vulnerabilities, some of which may only be discovered after the code has been used in a production environment to deliver products and services. Any real or perceived errors, failures, bugs or other vulnerabilities discovered in our code could result in negative publicity and damage to our reputation, loss of creators and attendees, loss of or delay in market acceptance of our platform, loss of competitive position, loss of revenue or liability for damages, overpayments and/or underpayments, any of which could harm the confidence of creators and attendees on our platform, our business, results of operations and financial condition. In such an event, we may be required or may choose to expend additional resources in order to help correct the problem. Because creators use our platform for processes that are critical to their businesses, errors, failures or bugs in our code have resulted, and could in the future result, in creators seeking significant compensation from us for any losses they suffer and/or ceasing conducting business with us altogether. There can be no assurance that provisions typically included in our agreements with creators that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if unsuccessful, a claim brought against us by any creators would likely be time-consuming and costly to defend and could harm our business, results of operations and financial condition.

Any significant system interruption or delays could damage our reputation, result in a potential loss of creators and adversely impact our business.

Our ability to attract and retain creators depends on the reliable performance of our technology, including our websites, applications, information and related systems. System interruptions, slow-downs and a lack of integration and redundancy in our information systems and infrastructure may adversely affect our ability to operate our technology, handle sales for high-demand events, process and fulfill transactions, respond to creator and attendee inquiries and generally maintain cost-efficient operations.

We also rely on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in our systems and infrastructures, our businesses, our affiliates’ and/or third-party systems we use, or deterioration in the performance of these systems and infrastructures, could impair our ability to provide services, fulfill orders and/or process transactions. We have experienced, and may in the future experience, occasional system interruptions caused by outages by our partners that made, or may make, some or all systems or data unavailable or prevented, or may prevent, us from efficiently providing services or fulfilling orders. For example, in March 2020, most of our website experienced a 35 minute outage because of a hardware failure at one of our infrastructure partners, and in October 2019, our homepage experienced an outage for approximately 6.4 hours. Neither of these events had a material impact on the Company, but such events may reduce consumer trust in our platform.

We outsource our cloud infrastructure to Amazon Web Services (AWS), which hosts our platform, and therefore we are vulnerable to service interruptions at AWS, which could impact the ability of creators and attendees to access our platform at any time, without interruption or degradation of performance. Our customer agreement with AWS will remain in effect until July 31, 2025. In the event that our AWS service agreements are terminated, or there is a lapse of service, interruption of Internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services. For example, we previously experienced interruptions in performance of our platform because of a hardware error that AWS experienced. We may also incur significant costs for using an alternative cloud infrastructure provider or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use.

In addition, fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, natural disasters and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Any of these events could cause system interruptions, outages, delays and loss of critical data, and could prevent us from providing services, fulfilling orders and/or processing transactions. Our headquarters are located in the San Francisco Bay Area, an area subject to earthquakes and other seismic activity. While we have backup systems for certain aspects of our operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption.

In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to creators. It may become increasingly difficult to maintain and improve our platform performance, especially during peak usage times, as the features of our platform become more complex and the usage of our platform increases. Any of the above circumstances or events may harm our reputation, cause creators to stop using our platform, impair our ability to increase revenue, impair our ability to grow our business, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

Our platform and solutions are accessed by a large number of creators and attendees often at the same time. As we continue to expand the number of creators and attendees and solutions available to creators and attendees, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. Furthermore, capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In addition, the failure of AWS cloud infrastructure or other third-party Internet service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to scale our operations. The occurrence of any of these events could harm our business, results of operations and financial condition.

If we cannot attract and retain attendees, our business will be harmed.

The global COVID-19 pandemic and the preventative and protective actions that governments, other third parties or we have taken or may in the future take in respect of COVID-19, including the shelter-in-place mandates, have resulted, and will continue to result, a significant decrease in the number of events ticketed by our platform. With this significant drop in event inventory, it is extremely difficult for us to attract and retain attendees. After shelter-in-place and social distancing policies are relaxed, consumers may not immediately feel safe gathering in-person. We do not expect large-scale gatherings to occur in the near-term. The extent to which COVID-19 impacts our ability to retain and attract new attendees will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken to contain it or treat its impact. The full extent to which COVID-19 impacts our business, results of operations and financial condition cannot be predicted at this time and the impact of COVID-19 may persist for an extended period of time or become more pronounced.

Further, in order to continue to support creators, we need to continue to provide a compelling platform for creators to attract and retain attendees. Several factors may impact an attendee’s experience with our platform, including:

•	our ability to provide an easy solution for attendees to buy tickets or register for an event;

•	outages or delays in our platform and other services, including delays in getting into events;

•	compatibility with other third-party services, such as Facebook and Spotify, and our ability to connect with other applications through our application programming interface (API);

•	fraudulent or unsuccessful events that may result in a bad experience for attendees;

•	breaches and other security incidents that could compromise the data of attendees; and

•	quality of our customer service and our ability to respond to complaints and other issues in a timely and effective manner.

If attendees become dissatisfied with their experiences on our platform or at an event, they may request refunds, provide negative reviews of our platform or decide not to attend future events on our platform, all of which would harm our business, results of operations and financial condition.

We rely on the experience and expertise of our founders, senior management team, key technical employees and other highly skilled personnel and the failure to retain, motivate or integrate any of these individuals could have an adverse effect on our business, results of operations and financial condition.

Our success depends upon the continued service of our founders and senior management team and key technical employees, as well as our ability to continue to attract and retain additional highly qualified personnel. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel for all areas of our organization. Each of our founders, executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of any of our founders or any other member of our senior management team or key personnel might significantly delay or prevent the achievement of our business objectives and could harm our business and our relationships. A number of members of our management team have recently transitioned out of the Company. Competition in our industry for qualified employees is intense. In addition, our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees.

We face significant competition for personnel, particularly in the San Francisco Bay Area where our headquarters is located. To attract top talent, we have had to offer, and believe we will need to continue to offer, competitive compensation and benefits packages. We may also need to increase our employee compensation levels in response to competition. In April 2020, as a result of the COVID-19 pandemic, we reduced our global workforce by approximately 45%. This workforce reduction may hurt our employment brand and may make it more difficult to hire employees in the future. Further, as the economy recovers from the COVID-19 pandemic, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and our employee morale, productivity and retention could suffer, which may harm our business.

Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

We believe that our corporate culture has been an important contributor to our success, which we believe fosters innovation, teamwork and passion for creators. As a result of the COVID-19 pandemic, our global workforce has moved to a remote working environment. With our employees working remotely, we could face operational difficulties that could impair our ability to conduct and manage our business effectively. It is also possible that the nature of in-person work will change as a result of COVID-19. As we work from home, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Further, to mitigate the impact of COVID-19 on our business, in April 2020 we reduced our workforce by approximately 45% and temporarily froze hiring, promotions and compensation increases. These actions are expected to negatively impact employee morale in the near term and our productivity and retention could suffer, which may harm our business. Further, most of our employees have been with us for fewer than three years as a result of our rapid growth in the past. If we return to growth, we must effectively integrate, develop and motivate a growing number of new employees. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, maintain our performance or execute on our business strategy, which may harm our business, results of operations and financial condition.

We face potential liability, expenses for legal claims and harm to our business based on the nature of the events business.

We face potential liability and expenses for legal claims relating to the events business, including potential claims related to event injuries allegedly caused by us, creators, service providers, partners or unrelated third parties. For example, third parties have asserted in the past, and may assert in the future, legal claims against us in connection with personal injuries, which may include deaths, related to occurrences at an event. See the risk factor above titled “Factors adversely affecting the live event market could impact our business and results of operations.” Even if our personnel are not involved in these occurrences, we may face legal claims and incur substantial expenses to resolve such claims. Further, if we provide resources regarding event safety, or onsite personnel to support ticketing at an event, we may face liability related to our provision of such services, including legal claims against us in connection with personal injuries, which may include deaths, which may harm our business, results of operations and financial condition.

As a result of our March 2020 decision to temporarily suspend our advance payout program, we may face legal claims from such creators, which may harm our business, results of operations and financial condition. Further, as a result of our April 2020 decision to refocus our strategy on acquiring and retaining creators who use our platform without training, support or professional services, we may face legal claims from creators for whom we are no longer providing certain services, which may harm our business, results of operations and financial condition. We have also been named as a defendant in an employment lawsuit, and we may experience an increase in employment claims against us as a result of our April 2020 global workforce reduction, which may harm our business, results of operations and financial condition. In addition, class action lawsuits have been filed against other players in the live events space, including StubHub and Live Nation, over their refund policies in response to events cancelled due to COVID-19. A similar lawsuit was recently filed against us, and it is possible that we will become subject to other similar claims, which may harm our business, results of operations and financial condition. Such actions, and other actions we may have taken or may take in the future in response to the COVID-19 pandemic and its impact on our business, may open us up to additional legal claims or additional liability, which may harm our business, results of operations and financial condition.

Unfavorable outcomes in legal proceedings may harm our business and results of operations.

Our business and results of operations may be affected by the outcome of pending and future litigation, claims, investigations, legal and administrative cases and proceedings, whether civil or criminal, or lawsuits by governmental agencies or private parties. For example, in April 2019, purported stockholders of our company filed putative securities class actions in state and federal court in California against Eventbrite, certain of our executives and directors, our underwriters for our initial public offering (IPO), and/or certain of our venture capital investors, on behalf of a putative class of persons who purchased or acquired Eventbrite securities traceable to our IPO and/or who purchased or acquired Eventbrite securities after the IPO. These actions allege violations of the Securities Act and the Exchange Act based on alleged material misrepresentations and/or omissions in our IPO offering documents and subsequent statements. The actions seek unspecified monetary damages and other relief. Regardless of whether or not there is merit to the claims underlying these class actions, any similar future litigation, or any other legal proceedings to which we are subject, and regardless of whether or not we are found as a result of such proceedings to have violated any applicable laws, such proceedings can be expensive to defend or respond to, and could result in substantial costs and diversion of management’s attention and resources, which could harm our business, and potentially could cause substantial and irreparable harm to our public reputation. Moreover, if the results or settlement of these legal proceedings are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure that could have an adverse effect on our business, results of operations, financial condition and reputation. Further, our liability insurance coverage may not be sufficient to satisfy, or may not cover, any expenses or liabilities that may arise. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, results of operations and financial condition.

Our industry is highly fragmented. We compete against traditional solutions to event management and may face significant competition from both established and new companies. If we are not able to maintain or improve our competitive position, our business could suffer.

We operate in a market that is highly fragmented. We compete with a variety of competitors to secure new and retain existing creators, including traditional solutions to event management, such as offline, internal or ad hoc solutions, local or specialized market competitors, products offered by large technology companies that have entered into or may enter the market, or other ticketing competitors. If we cannot successfully compete in the future with existing or potential competitors, our business, results of operations and financial condition will be harmed.

Some of our current and potential competitors have significantly more financial, technical, marketing and other resources, are able to devote greater resources to the development, promotion, sale and support of their services, have more extensive customer bases and broader customer relationships, have longer operating histories and greater name recognition than we do. For example, in certain segments of the event market, event creators are accustomed to upfront payments and advance payouts to incentivize them to join an event platform and to balance their cash flow needs. In March 2020, in light of the COVID-19 pandemic, we stopped offering upfront payments to creators entering into new or renewed ticketing arrangements with us, and we temporarily stopped making advance payouts to creators. We are exploring new ways to make advance payouts to qualified creators who meet strict guidelines and have started making advance payouts available to a small number of low risk creators on a trial basis. We do not know when, or if, we will offer these incentives to new or renewing creators, and we believe this will put us at a competitive disadvantage to ticketing solutions that offer these incentives to their creators.

We may also compete with potential entrants into the market that currently do not offer the same services but could potentially leverage their networks in the market in which we operate. For instance, large e-commerce companies such as eBay and Amazon have in the past, or currently, operate within the ticketing space. In addition, other large companies with large user-bases that have substantial event-related activity, such as Facebook, Google and Twitter, may be successful in adding a product in this space. These competitors may be better able to undertake more extensive marketing campaigns and/or offer their solutions and services at a discount to ours. Furthermore, some of our competitors may customize their products to suit a specific event type, category or customer. We also compete with self-service products that provide creators with alternatives to ticket their events by integrating such self-service products with creators’ existing operations. If we are unable to compete with such alternatives, the demand for our solutions could decline.

Some of our competitors have existing relationships or may develop relationships with potential creators or the venues or facilities used by those creators, which have in the past caused and may in the future cause those creators to be unwilling or unable to use our platform and this may limit our ability to successfully compete in certain markets where such relationships are common. For example, some competitors purchase venues or rights to events and/or enter into exclusivity agreements with creators. If creators do not remain independent from our potential competitors, demand for our platform will diminish and our business, results of operations and financial condition will be harmed.

Acquisitions, investments or significant commercial arrangements could result in operating and financial difficulties.

We have acquired or entered into commercial arrangements with a number of businesses in the past. For example, since 2015, we have acquired eight companies, including ticketscript and Ticketfly in 2017 and Ticketea and Picatic in 2018. Our future growth may depend, in part, on future acquisitions, investments or significant commercial arrangements, any of which could be material to our results of operations and financial condition. Financial and operational risks related to acquisitions, investments and significant commercial arrangements that may have an impact on our business include:

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use of cash resources and the incurrence of debt and contingent liabilities in funding acquisitions may limit other potential uses of our cash, including for retirement of outstanding indebtedness and any future stock repurchases or dividend payments;

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difficulties and expenses in assimilating the operations, products, data, technology, privacy, data protection systems and information security systems, information systems or personnel of the acquired company;

•	failure of the acquired company to achieve anticipated benefits, revenue, earnings or cash flows or our failure to retain key employees from an acquired company;

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the assumption of known and unknown risks, debt and liabilities of the acquired company, deficiencies in systems or internal controls and costs associated with litigation or other claims arising in connection with the acquired company;

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potential accounting charges to the extent intangibles recorded in connection with an acquisition, such as goodwill, trademarks, customer relationships, developed technology or intellectual property, are later determined to be impaired and written down in value;

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failure to properly and timely integrate acquired companies and their operations, reducing our ability to achieve, among other things, anticipated returns on our acquisitions through cost savings and other synergies;

•	adverse market reaction to acquisitions;

•	failure to consummate such transactions; and

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other expected and unexpected risks with pursuing acquisitions, including, but not limited to, litigation or regulatory exposure, unfavorable accounting treatment, increases in taxes due, a loss of anticipated tax benefits, costs or delays to obtain governmental approvals, diversion of management’s attention or other resources from our existing business and other adverse effects on our business, results of operations or financial condition.

When we acquire companies or other businesses, we face the risk that creators of the acquired companies or businesses may not migrate to our platform or may choose to decrease their level of usage of our platform post migration. We have previously experienced customer loss in the process of integrating and migrating acquired companies for a variety of reasons. The pace and success rate of migration may be influenced by many factors, including the pace and quality of product development, our ability to operationally support the migrating creators and our adoption of business practices outside of our platform that matter to the creator.

Moreover, we rely heavily on the representations and warranties and related indemnities provided to us by our acquired targets and their equity holders, including as they relate to creation, ownership and rights in intellectual property, compliance with laws, contractual requirements and the ability of the acquisition target to continue exploiting material intellectual property rights and technology after the acquisition. If any such representations are inaccurate or such warranties are breached, or if we are unable to fully exercise our indemnification rights, we may incur additional liabilities, disruptions to the operations of our business and diversion of our management’s attention.

Our failure to address these risks or other problems encountered in connection with past or future acquisitions, investments and significant commercial arrangements could cause us to fail to realize the anticipated benefits of such transactions, incur unanticipated liabilities and harm our business, results of operations and financial condition.

Our payments system depends on third-party providers and is subject to risks that may harm our business.

We rely on third-party providers to support our payments system. Over 90% of revenue on our platform is associated with payments processed through our internal payment processing capabilities, called EPP. EPP uses a combination of multiple external vendors to provide a single, seamless payments option for creators and attendees. Beyond EPP, the remainder of creators’ paid ticket sales are processed through linked, creator-owned, third-party accounts, including PayPal and Authorize.net, which we call Facilitated Payment Processing (FPP).

We partner with third-party vendors to support EPP. In September 2017, we announced a partnership with Square where Square would become our primary online payment processing partner for EPP in the United States, Canada, Australia, the United Kingdom as well as any new territories Square entered into over time. Square was also intended to become our exclusive payment processing partner for all of our point-of-sale solutions in those same territories. In November 2019, we decided to reevaluate the scope of our partnership with Square, and our contract with Square was terminated in January 2020. We plan to continue working with our other third-party vendors who support EPP, and we may in the future enter into another payment processing partnership. Our costs for payment processing may increase with a new partner due to higher direct costs of development and implementation and fee structure.

As a complex, multi-vendor system with proprietary technology added, EPP relies on banks and third-party payment processors to process transactions and access various payment card networks to allow creators to manage payments in an easy and efficient manner. We also rely on our providers to process transactions as a payment facilitator of a payment network. Any of our payment providers and vendors that do not operate well with our platform could adversely affect our payments systems and our business. We have multiple integrations in place at one time allowing for back up processing on EPP if a single provider is unable or unwilling to process any given transaction, payment method or currency. However, if any or some of these providers do not perform adequately, determine certain types of transactions as prohibitive for any reason or fail to identify fraud, if these providers’ technology does not interoperate well with our platform, or if our relationships with these providers were to terminate unexpectedly, creators may find our platform more difficult to use and the ability of creators using our platform to sell tickets could be adversely affected, which could cause creators to use our platform less and harm our business.

We must also continually integrate various payment methods used both within the United States and internationally into EPP. To enhance our acceptance in certain international markets we have in the past adopted, and may in the future adopt, locally-preferred payment methods and integrate such payment methods into EPP, which may increase our costs and also require us to understand and protect against unique fraud and other risks associated with these payment methods. For example, in Brazil we localized our platform to allow the use of boleto bancário (bank slip) as a payment method, and we invested capital and management attention to achieve this. If we are not able to integrate new payment methods into EPP effectively, our business, results of operations and financial condition could be harmed.

Our payment processing partners require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain services to some creators, be costly to implement or difficult to follow. We have agreed to reimburse our payment processors for fines they are assessed by payment card networks if we or creators using our platform violate these rules, such as our processing of various types of transactions that may be interpreted as a violation of certain payment card network operating rules.

In addition, payment card networks and payment processing partners could increase the fees they charge us for their services or for an attendee using one of their cards, which would increase our operating costs and reduce our margins. If we are unable to negotiate favorable economic terms with these partners, our business, results of operations and financial condition could be harmed.

Data loss or security breaches could harm our business, reputation, brand and results of operations.

Security breaches, computer malware and computer hacking attacks have become more prevalent across industries and may occur on our systems or those of our third-party service providers or partners. Despite the implementation of security measures, our internal computer systems and those of our third-party service providers and partners are vulnerable to damage from computer viruses, hacking and other means of unauthorized access, denial of service and other attacks, natural disasters, terrorism, war and telecommunication and electrical failures. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. In addition to unauthorized access to or acquisition of personal data, confidential information, intellectual property or other sensitive information, such attacks could include the deployment of harmful malware and ransomware, and may use a variety of methods, including denial-of-service attacks, social engineering and other means, to attain such unauthorized access or acquisition or otherwise affect service reliability and threaten the confidentiality, integrity and availability of information. Furthermore, the prevalent use of mobile devices increases the risk of data security incidents. In addition, misplaced, stolen or compromised mobile devices used at events for ticket scanning, or otherwise, could lead to unauthorized access to the device and data stored on or accessible through such device. We have in the past experienced breaches of our security measures, and our platform and systems are at risk for future breaches as a result of third-party action or employee, service provider, partner or contractor error or malfeasance. For example, in June 2018, we publicly announced that a criminal was able to penetrate the Ticketfly website and access certain consumer data, including names, email addresses, shipping addresses, billing addresses and phone numbers. For a short time, we disabled the Ticketfly platform to contain the risk of the cyber incident, which disabled ticket sales through Ticketfly during that period. We have incurred costs related to responding to and remediating this incident and have suffered a loss of revenue for the period during which the Ticketfly platform was disabled. In the year ended December 31, 2018, we recorded $7.0 million for costs associated with this incident, of which $6.7 million was recorded as a reduction to net revenue and $0.3 million was recorded as an operating expense. We also recorded $6.6 million related to insurance proceeds to be received from the Ticketfly incident as a reduction in general and administrative expenses in the year ended December 31, 2018. Such proceeds were a partial reimbursement for accommodations to creators which were recorded as contra revenue. This cyber incident delayed the completion of the integration of Ticketfly, which resulted in extended customer migration time and slower realization of synergies. We may be subject to litigation and experience reputational harm, and have been subject to claims and suffered customer loss, related to this incident. In the future, our financial performance may be impacted further if we face additional costs and expenses from customer compensation and retention incentives, creator loss, regulatory inquiries, litigation and further remediation and upgrades to our security infrastructure. Although we have insurance coverage, our policy may not cover all financial expenses related to this matter.

In addition, our platform involves the storage and transmission of personal information of users of our platform in our facilities and on our equipment, networks and internal or third-party systems. Security breaches could expose us to litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation and potential liability. User data and corporate systems and security measures may be breached due to the actions of outside parties, employee error or misconduct, malfeasance, a combination of these or otherwise, and, as a result, an unauthorized party may obtain access to our data or data of creators and attendees. Additionally, outside parties may attempt to fraudulently induce employees, creators or attendees to disclose sensitive information in order to gain access to creator or attendee data. We must continuously examine and modify our security controls and business policies to address the use of new devices and technologies, and the increasing focus by users and regulators on controlling and protecting user data. We may need to expend significant resources to protect against and remedy any potential security breaches and their consequences. Any security breach of our platform or systems, the systems or networks of our third-party service providers or partners, or any unauthorized access to information we or our providers and partners process or maintain, could harm our business, results of operations and financial condition.

The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently or may be designed to remain dormant until a predetermined or other future event and often are not recognized until launched against a target. As a result, we and our third-party service providers and partners may be unable to anticipate these techniques or implement adequate preventative measures. While we have implemented security measures intended to protect our information technology systems and infrastructure, there can be no assurance that such measures or our third-party service providers’ and partners’ security measures will successfully prevent service interruptions or further security incidents. Although it is difficult to determine what harm may directly result from any specific interruption or breach, any actual or perceived failure to maintain performance, reliability, security and availability of our network infrastructure, or of any third-party networks or systems used or supplied by our third-party service providers or partners, to the satisfaction of creators and attendees may harm our reputation and our ability to retain existing creators and attendees and attract new creators and attendees.

Examples of situations which have in the past and may in the future lead to unauthorized access of data may include:

•	employees inadvertently sending financial information of one creator, attendee or employee to another creator, attendee or employee;

•	employee malfeasance;

•	creators’ failure to properly password protect their leased ticket scanning and site operations devices leaving the data available to anyone using the device;

•	a device stolen from an event and data access, alteration or acquisition occurring prior to our remote wiping of the data;

•	an employee losing their computer or mobile device or otherwise, allowing for access to our email and/or administrative access, including access to guest lists to events;

•	external breaches leading to the circulation of “dark web” lists of user name and password combinations openly vulnerable to attack without immediate detection;

•	a hack of one of our databases;

•	account takeovers;

•	a hack of a third-party service provider’s or partner’s database; and

•	unauthorized access to our offices or other properties.

If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose creators and attendees or we could face lawsuits, regulatory investigations or other legal or regulatory proceedings and we could suffer financial exposure due to such events or in connection with regulatory fines, remediation efforts, investigation costs, changes or augmentation of our security measures and the expense of taking additional system protection measures.

The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing applications of privacy regulations.

We receive, transmit and store a large volume of personal data and other user data. Numerous federal, state and international laws address privacy, data protection and the collection, storing, sharing, use, disclosure and protection of personal data and other user data. In the United States, numerous states already have, and are looking to expand, data protection legislation requiring companies like ours to consider solutions to meet differing needs and expectations of creators and attendees. For example, California enacted the California Consumer Privacy Act (CCPA), which took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses such as ours, and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording consumers the right to opt out of certain sales of personal information and prohibits covered businesses from discriminating against consumers (e.g., charging more for services) for exercising any of their CCPA rights. The CCPA provides for potentially severe statutory penalties, and a private right of action for data breaches resulting from a failure to implement reasonable security procedures and practices. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Moreover, the state of Nevada enacted a law that went into force on October 1, 2019 and requires companies to honor consumers’ requests to no longer sell their data. Violators may be subject to injunctions and civil penalties.

Outside the United States, personal data and other user data is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of information that is collected, processed and transmitted in or from the governing jurisdiction. Foreign data protection, privacy, information security, user protection and other laws and regulations are often more restrictive than those in the United States. In particular, the European Union and the European Economic Area (EEA) and their member states traditionally have taken broader views as to types of data that are subject to privacy and data protection laws and regulations, and have imposed greater legal obligations on companies in this regard. For example, the European Union General Data Protection Regulation (GDPR) became effective May 25, 2018. The GDPR applies to any company established in the EEA as well as to those outside the EEA if they collect and use personal data in connection with the offering of goods or services to individuals in the EEA or the monitoring of their behavior. The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR may result in monetary penalties of up to €20 million or 4% of annual worldwide revenue, whichever is higher. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. For example, the Brazilian General Data Protection Law will impose requirements similar to GDPR on products and services offered to users in Brazil, effective in August 2020. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of personal data, such as healthcare data or other sensitive information, could greatly increase our cost of providing our products and services, require significant changes to our operations or even prevent us from offering certain services in jurisdictions in which we operate.

Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. For example, on July 16, 2020, the Court of Justice of the European Union (CJEU) invalidated the EU-US Privacy Shield Framework (Privacy Shield) under which personal data could be transferred from the EEA to United States entities which had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. These recent developments will require us to review and amend the legal mechanisms by which we transfer personal data from the EEA to the United States. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

In addition, the EU Commission has proposed a new ePrivacy Regulation that would address various matters, including provisions specifically aimed at the use of cookies to identify an individual’s online behavior, and any such ePrivacy Regulation may provide for new compliance obligations and significant penalties. Any of these changes to European data protection law or its interpretation could disrupt and harm our business.

Further, following the withdrawal of the United Kingdom from the European Union on January 31, 2020, we have to comply with the GDPR and separately the GDPR as implemented in the United Kingdom, each regime having the ability to fine up to the greater of €20 million/ £17 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, including how data transfers between European Union member states and the United Kingdom will be treated. These changes may lead to additional compliance costs and could increase our overall risk.

The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business. In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Any inability to adequately address privacy, data protection and data security concerns or comply with applicable privacy, data protection or data security laws, regulations, policies and other obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.

Our acquisition strategy to date, and going forward, often results in the winding down of the acquired platforms over a lengthy period of time while the existing creators migrate to our platform. The focus often shifts away from these legacy platforms to meeting the needs of migrated creators on our platform. The existence of these legacy platforms within a shifting landscape regarding privacy, data protection and data security may result in regulatory liability or exposure to fines. A significant data incident on a legacy platform may harm our reputation and our brand and may adversely affect the migration of existing creators to our platform. See the risk factor above titled “Data loss or security breaches could harm our business, reputation, brand and results of operations” for information regarding the Ticketfly cyber incident. We may also become exposed to potential liabilities and our attention and resources may be diverted as a result of differing privacy regulations pertaining to our applications.

Our failure, and/or the failure by the various third-party service providers and partners with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in the unauthorized release of personal data or other user data, or the perception that any such failure or compromise has occurred, could damage our reputation, result in a loss of creators or attendees, discourage potential creators and attendees from trying our platform and/or result in fines and/or proceedings by governmental agencies and/or users, any of which could have an adverse effect on our business, results of operations and financial condition. In addition, given the breadth and depth of changes in data protection obligations, ongoing compliance with evolving interpretation of the GDPR and other regulatory requirements requires time and resources and a review of the technology and systems currently in use against the requirements of GDPR and other regulations.

The reputation and brand of our platform is important to our success, and if we are not able to maintain and enhance our brand, our results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing our reputation and brand as a differentiated and category-defining ticketing company serving creators and attendees is critical to our relationship with our existing creators and to our ability to attract new creators and attendees. The successful promotion of our brand attributes will depend on a number of factors that we control and some factors outside of our control.

The promotion of our brand requires us to make substantial expenditures and management investment, which will increase as our market becomes more competitive and as we seek to expand our platform. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand and successfully differentiate our platform from competitive products and services, our business may not grow, we may not be able to compete effectively and we could lose creators or fail to attract potential creators, all of which would adversely affect our business, results of operations and financial condition. Additionally, we must continue to make substantial efforts and investments to be associated with events that are positively viewed by other creators and attendees.

However, there are also factors outside of our control, which could undermine our reputation and harm our brand. Negative perception of our platform may harm our business, including as a result of complaints or negative publicity about us or creators; our inability to timely comply with local laws, regulations and/or consumer protection related guidance; the use of our platform for fraudulent events; events being unsuccessful, either as a result of lack of attendance or attendee experience not meeting expectations; responsiveness to issues or complaints and timing of refunds and/or reversal of payments on our platform (chargebacks); actual or perceived disruptions or defects in our platform; security incidents; or lack of awareness of our policies or changes to our policies that creators, attendees or others perceive as overly restrictive, unclear or inconsistent with our values.

Furthermore, creators use our platform for events that represent a variety of views, activities and interests, some of which many other creators or attendees do not agree with or find offensive, or are illegal, or are perceived as such. For example, in the past, creators have tried to use our platform for events related to illegal activity and extreme activist groups. These events may cause negative publicity and harm our reputation and brand. Some creators may not have, or are perceived not to have, legal and ethical business practices. Although we maintain procedures and policies, both automated and by human review, to prevent the usage of our platform for such purposes and to prevent such practices, our procedures and policies may not effectively reduce or eliminate the use of our platform by such creators. In addition, certain creators or attendees may not agree with our decision to restrict certain creators from using our platform or the promotion of certain events on our platform. If our platform is associated with illegal or offensive activity or creators and attendees disagree with our decision to restrict certain creators or events, our reputation and brand may be harmed and our ability to attract and retain creators will be adversely impacted.

If we are unable to maintain a reputable platform that provides valuable solutions and desirable events, then our ability to attract and retain creators and attendees could be impaired and our reputation, brand and business could be harmed.

Our platform might be used for illegal or improper purposes, all of which could expose us to additional liability and harm our business.

Our platform remains susceptible to potentially illegal or improper uses by creators or attendees. Illegal or improper uses of our platform may include money laundering, terrorist financing, drug trafficking, illegal online gaming, other online scams, illegal sexually-oriented services, phishing and identity theft, prohibited sales of pharmaceuticals, fraudulent sale of goods or services, posting of unauthorized intellectual property, unauthorized uses of credit and debit cards or bank accounts and similar misconduct. Creators may also encourage, promote, facilitate or instruct others to engage in illegal activities. Despite measures we have taken to detect and lessen the risk of this kind of conduct, we cannot guarantee that these measures will stop all illegal or improper uses of our platform and such uses have occurred in the past. Our business could be harmed if creators use our system for illegal or improper purposes, which may expose us to liability. At the same time, if the measures we have taken to guard against these activities are too restrictive and inadvertently screen proper transactions, or if we are unable to apply and communicate these measures fairly and transparently, or we are perceived to have failed to do so, this could diminish the experience of creators and attendees, which could harm our business, results of operations and financial condition.

Creators rely on third-party platforms, such as Facebook and Spotify, to connect with and attract attendees and we depend on our platform of partners and developers to create applications that will integrate with our platform.

Our platform interoperates with other third-party distributors, such as Facebook and Spotify. Attendees are able to access our platform and purchase tickets through these third-party services. Creators are able to publicize their events and sell tickets on these third-party sites. The interoperability of our platform with these other sites allows creators to reach more attendees and makes our platform more appealing to creators. These third-party partners have in the past, and may in the future, terminate their relationship with us, limit certain integration functionality, change their treatment of our services or restrict access to their platform by creators at any time. For example, in the past, Facebook removed a feature of its service that allowed creators to include multiple hosts on a single event seamlessly across platforms, which negatively impacted certain music creators’ use of the Facebook integration with our platform. If any such third-party services becomes incompatible with our platform or the use of our platform and solutions on such third-party platforms are restricted in the future, our business will be harmed.

In addition, to the extent that Google, Facebook or other leading large technology companies that have a significant presence in our key markets disintermediate ticketing or event management providers, whether by offering their own comprehensive event-focused or shopping capabilities, or by referring leads to suppliers, other favored partners or themselves directly, there could be harm to our business, results of operations and financial condition.

We also depend on our platform of integrated product partners connecting through our API to create applications that will integrate with our platform, such as Salesforce, HubSpot and MailChimp, and to allow them to integrate with our solutions. This presents certain risks to our business, including:

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our inability to provide any assurance that these third-party applications and products meet the same quality and security standards that we apply to our own development efforts, and to the extent that they contain bugs or defects, they may create disruptions in the use of our platform by creators or negatively affect our brand;

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our lack of support for software applications developed by our developer partners, which could cause creators and attendees to be left without support and consequently could cease using our services if these developers do not provide adequate support for their applications;

•	our inability to assure that our partners will be able to successfully integrate with our products or that our partners will continue to do so;

•	our inability to confirm if our partners comply with all applicable laws and regulations; and

•	the risk that these partners and developers may not possess the appropriate intellectual property rights to develop and share their applications.

Many of these risks are not within our control to prevent, and our brand may be damaged if these applications do not perform to the satisfaction of creators and attendees and that dissatisfaction is attributed to us.

Changes in Internet search engine algorithms and dynamics, or search engine disintermediation, or changes in marketplace rules could have a negative impact on traffic for our sites and ultimately, our business and results of operations.

We rely heavily on Internet search engines, such as Google, to generate traffic to our websites, principally through free or organic searches. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results causing our websites to place lower in organic search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our partners, our business, results of operations and financial condition would be harmed. Furthermore, our failure to successfully manage our search engine optimization could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic, which may harm our business, results of operations and financial condition.

We also rely on application marketplaces, such as Apple’s App Store and Google’s Play, to drive downloads of our applications. Such marketplaces have in the past and may in the future make changes to their marketplaces that make access to our products more difficult. For example, our applications may receive unfavorable treatment compared to the promotion and placement of competing applications, such as the order in which they appear within marketplaces. Similarly, if problems arise in our relationships with providers of application marketplaces, traffic to our site and our user growth could be harmed.

If we do not manage the risks of operating internationally effectively, our business, results of operations and financial condition could be harmed.

In 2019 and 2018, we derived 27.5% and 27.4%, respectively, of our net revenue from outside of the United States. During the six months ended June 30, 2020 and 2019, we derived 27.6% and 35.7%, respectively, of our net revenue from outside of the United States. In response to the COVID-19 pandemic, we implemented a restructuring plan, which included the reduction of offices outside of the United States. We currently have six offices outside the United States, including offices in the United Kingdom, Ireland, Spain, Australia, and Argentina. We have concentrated engineering and business development teams in Argentina and Spain. Our international operations and results are subject to a number of risks, including:

•	currency exchange restrictions or costs and exchange rate fluctuations, particularly in Argentina, and the risks and costs inherent in hedging such exposures;

•	new and modified laws and regulations regarding data privacy, data protection, ticketing and information security;

•	exposure to local economic or political instability, threatened or actual acts of terrorism and violence and changes in the rights of individuals to assemble;

•	exposure to regional or global public health concerns, epidemics and pandemics, such as the COVID-19 pandemic;

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compliance with U.S. and non-U.S. regulations, laws and requirements relating to anti-corruption, antitrust or competition, economic sanctions, data content and privacy, consumer protection, employment and labor laws, health and safety and advertising and promotions;

•	compliance with additional U.S. laws applicable to U.S. companies operating internationally and interpretations of U.S. and international tax laws;

•	weaker enforcement of our contractual and intellectual property rights;

•	preferences by local populations for local providers;

•	laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses; and

•	slower adoption of the Internet as a ticketing, advertising and commerce medium, which could limit our ability to migrate international operations to our existing systems.

Despite our experience operating internationally, any future expansion efforts into new countries may not be successful. Our international expansion has placed, and any future international growth may increasingly place, a significant strain on our management, customer service, product development, sales and marketing, administrative, financial and other resources. We cannot be certain that the investment and additional resources required in expanding our international operations will be successful or produce desired levels of revenue or profitability in a timely manner, or at all. Furthermore, certain international markets in which we operate have lower margins than more mature markets, which could have a negative impact on our margins as our revenue from these markets grows over time.

We may choose in certain instances to localize our platform to the unique circumstances of such countries and markets in order to achieve market acceptance, which can be complex, difficult and costly and divert management and personnel resources. Our failure to adapt our practices, platform, systems, processes and contracts effectively to the creator and attendee preferences or customs of each country into which we expand could slow our growth. If we are unable to manage our international growth successfully, our business, results of operations and financial condition could be harmed.

The pricing of our packages may affect our ability to attract or retain creators.

In September 2017, we launched pricing package options for creators based on the features required, service level desired and budget. We assess our pricing packages based on prior experience, feedback from creators and data insights, and we periodically adjust the price of our packages. Creators’ price sensitivity may vary by location, and as we expand into different countries, our pricing packages may not enable us to compete effectively in these countries. In addition, if our platform or services change, then we may need to, or choose to, revise our pricing. Such changes to our pricing model or our ability to efficiently price our packages and solution could harm our business, results of operations and financial condition and impact our ability to predict our future performance.

A significant number of our employees are located in Argentina, and any favorable or unfavorable developments in Argentina could have an impact on our results of operations.

A significant number of our employees, including engineers, are located in Argentina, and therefore, a portion of our operating expenses are denominated in Argentine pesos. As of July 28, 2020, we had a total of 155 employees located in Argentina, of which 110 are engineers. If the Argentine peso strengthens against the U.S. dollar, it could have a negative impact on our results of operations as it would increase our operating expenses. Our business activities in Argentina also subject us to risks associated with changes in and interpretations of Argentine law, including laws related to employment, the protection and ownership of intellectual property and U.S. ownership of Argentine operations. Furthermore, if we had to scale down or close our Argentine operations, there would be significant time and cost required to relocate those operations elsewhere, which could have an adverse impact on our overall cost structure.

The Argentine government has historically exercised significant influence over the country’s economy. For example, on September 1, 2019, the Argentine government enacted foreign exchange currency controls. These controls include restrictions on Argentine citizens and Argentinian companies’ abilities to purchase U.S. dollars, transfer money to foreign accounts and make payments of dividends or payments for services by related parties without permission from the Argentine government. These controls could harm our business by making it more difficult to fund our operations in Argentina, including cash compensation programs for our employees based there. For example, we are currently unable to offer our Employee Stock Purchase Plan (ESPP) program to our employees in Argentina. In addition, it is possible that the Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Argentine peso. These restrictions may have a negative effect on the economy and harm our business if imposed in an economic environment where access to local capital is constrained.

Additionally, Argentina’s economy and legal and regulatory framework have at times suffered radical changes, due to significant political influence and uncertainties. In the past, government policies in Argentina included expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and/or changes in laws and policies affecting foreign trade and investment. Currently, Argentina’s federal government and certain provinces are conducting negotiations with respect to the restructuring of their sovereign debt. Such policies, and the ongoing restructuring negotiations, could destabilize the country and adversely affect our business and operating expenses.

In addition, Argentina has experienced labor unrest over wages and benefits paid to workers. In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. Employers have also experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Any disruptions, labor unrest, or increased personnel-related expenses in Argentina could have an adverse effect on our business and operating expenses.

Doing business in Argentina poses additional challenges, such as finding and retaining qualified employees, particularly management-level employees, navigating local bureaucracy and infrastructure-related issues and identifying and retaining qualified service providers, among other risks. Specifically, the operating environment in Argentina continues to be a challenging business environment, including the continuing significant devaluation of Argentina’s currency, high inflation and economic recession. Argentina’s fragile economic environment is currently challenged by the COVID-19 pandemic. The long-term effects to the Argentine economy of the on-going COVID-19 pandemic are difficult to assess or predict, and may include risks to citizens’ health and safety, as well as reduced economic activity. From March through June 2020, the Argentine government introduced several measures designed to address the COVID-19 pandemic, which so far have resulted in a significant slowdown in economic activity that will adversely affect economic growth in 2020 and possibly 2021 and cannot be currently quantified. Furthermore, despite recent enactments of local anti-corruption and anti-bribery legislation in a number of developing markets such as Argentina, it may still be more common than in the United States for others to engage in business practices prohibited by laws and regulations applicable to us, such as the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act or similar local anti-bribery laws. For example, the Argentine Government announced a large-scale corruption investigation in Argentina in August 2018. The investigation relates to payments over the past decade to government officials from businesses who had been awarded large government contracts. Depending on the results of such investigations and the time it takes to conclude them, they could affect the investment levels in infrastructure in Argentina, as well as the continuation, development and completion of public works, which could ultimately lead to lower growth in the Argentine economy. In turn, the decrease in investors’ confidence, among other factors, could have a significant adverse impact on the development of the Argentine economy, which could harm our business, results of operations and financial condition. Our commitment to legal compliance could put us at a competitive disadvantage, and any lapses in our compliance could subject us to civil and criminal penalties that could harm our business, results of operations and financial condition.

Our metrics and estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review metrics to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. Furthermore, if we discover material inaccuracies in our metrics, we may not be able to accurately assess the health of our business and our reputation and our business may be harmed.

Creator and attendee acquisition and retention depend upon effective interoperation with operating systems, networks, devices, web browsers and standards that we do not control.

We make our platform available across a variety of operating systems and web browsers. We are dependent on the interoperability of our platform with popular devices, mobile operating systems and web browsers that we do not control, such as Android, iOS, Chrome and Firefox. Any changes, bugs or technical issues in such systems, devices or web browsers that degrade the functionality of our platform, make it difficult for creators or attendees to access or use our platform, impose fees related to our platform or give preferential treatment to competitive products or services could adversely affect usage of our platform. In the event that it is difficult for creators or attendees to access and use our platform, our business and results of operations could be harmed.

Our failure to successfully address the evolving market for transactions on mobile devices and to build mobile products could harm our business.

A significant and growing portion of creators and attendees access our platform through mobile devices. The number of people who access the Internet and purchase goods and services through mobile devices, including smartphones and handheld tablets or computers, has increased significantly in the past few years and is expected to continue to increase. If we are not able to provide creators and attendees with the experience and solutions they want on mobile devices, our business may be harmed.

While we have created mobile applications and versions of much of our web content, if these mobile applications and versions are not well received by creators and attendees, our business may suffer. In addition, we face different fraud risks and regulatory risks from transactions sent from mobile devices than we do from personal computers. If we are unable to effectively anticipate and manage these risks, our business and results of operations may be harmed.

We rely on software and services licensed from other parties. Defects in or the loss of software or services from third parties could increase our costs and adversely affect the quality of our service.

Components of our platform include various types of software and services licensed from unaffiliated third parties. Our business would be disrupted if any of the software or services we license from others or functional equivalents thereof were either no longer available to us or no longer offered on commercially reasonable terms. In either case, we would be required to either redesign our platform to function with software or services available from other parties or develop these components ourselves, which would result in increased costs and could result in delays in the release of new solutions and services on our platform. Furthermore, we might be forced to limit the features available in our platform due to changes by our third-party software and service providers. In addition, if we fail to maintain or renegotiate any of these software or service licenses, we could face significant delays and diversion of resources in attempting to license and integrate functional equivalents.

If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our intellectual property rights. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our intellectual property rights in our platform. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. While we take precautions, it may still be possible for unauthorized third parties to copy our technology and use our proprietary information to create solutions and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technology and proprietary information may increase.

It is our policy to enter into confidentiality and invention assignment agreements with our employees and consultants and to enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to, and use and distribution of, our platform and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform or solutions.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform or solutions, impair the functionality of our platform or solutions, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform or solutions, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features in our platform or solutions, and we cannot assure you that we could license that technology on commercially reasonable terms or at all. Our inability to license such technology on commercially reasonable terms could adversely affect our ability to compete, and harm our business, results of operations and financial condition.

We use open source software in our platform, which could subject us to litigation or other actions.

We use open source software in our platform and may use more open source software in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, harm our business, results of operations or financial condition or require us to devote additional research and development resources to change our platform. In addition, if we were to combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software. If we inappropriately use open source software, we may be required to re-engineer our platform, discontinue the sale of our platform or take other remedial actions. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software.

Our results of operations may be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

There is considerable patent and other intellectual property development activity in our industry. Our success depends on our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities, including non-practicing entities and individuals, may own or claim to own intellectual property rights relating to our industry and may challenge the validity or scope of our intellectual property rights. From time to time, third parties, including our competitors and non-practicing entities, have claimed and may in the future claim that our products or technologies may infringe their intellectual property rights and may assert patent, copyright, trade secret and other claims based on intellectual property rights against us and our customers, suppliers and channel partners. A claim may also be made relating to technology or intellectual property rights that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial damages;

•	require significant management time;

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue the sale of products and solutions through our platform;

•	require us to indemnify creators or third-party service providers or partners; and/or

•	require us to expend additional development resources to redesign our platform.

The United Kingdom’s withdrawal from the European Union could have a negative effect on global economic conditions and financial markets, European Union regulatory procedures and our business.

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period until the end of 2020 during which it will continue its ongoing and complex negotiations with the European Union relating to the future trading relationship between the parties. Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, as well as about the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict access to capital, and increase compliance costs and regulatory exposure, which could have a material adverse effect on our business, financial condition and results of operations.

Our failure to comply with the various export controls and trade and economic sanctions laws and regulations to which we are subject could subject us to liability, including civil and criminal penalties.

Economic and trade sanctions programs that are administered by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) prohibit or restrict transactions and dealings involving specified countries, their governments, and certain individuals and entities, including those that are specially designated sanctions targets, majority-owned by the same, narcotics traffickers and terrorists or terrorist organizations (collectively, Sanctions). As federal, state and foreign legislative regulatory scrutiny and enforcement actions in these areas increase, we expect our compliance costs to increase, perhaps substantially. Failure to comply with any of these requirements could result in the limitation, suspension or termination of our platform, imposition of significant civil and criminal penalties, including fines, and/or the seizure and/or forfeiture of our assets. Although we maintain policies and procedures reasonably designed to ensure compliance with these Sanctions, certain technical and other challenges, including the absence or reliability of identifying information regarding certain users, may from time to time prevent us from achieving full compliance.

We endeavor to conduct our business in compliance with applicable laws and regulations, and maintain policies and procedures reasonably designed to ensure compliance with Sanctions. The development, implementation and maintenance of protective policies and procedures may be time-consuming or result in the delay or loss of sales opportunities or impose other costs. Further, we cannot guarantee that these measures will be fully effective in ensuring compliance. Violations of Sanctions may expose us to negative legal consequences, including the imposition of civil penalties of over $300,000 per violation for most sanctions programs, or twice the value of the underlying transaction, or criminal penalties of up to $1,000,000 per violation (and/or possible imprisonment for individual actors). Reputational harm and government investigations may also result.

Further, our products incorporate encryption technology. These encryption products may be exported from the United States only with the required export authorizations, including by a license, a license exception or other appropriate government authorizations. Such products may also be subject to certain regulatory reporting requirements. Various countries also regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our customers’ ability to import our services into those countries. Governmental regulation of encryption technology and of exports and imports of encryption products, or our failure to obtain required approval for our products and services, when applicable, could subject us to legal penalties, harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the provision of our products and services, including with respect to new products and services, may delay the introduction of our products and services in various markets or, in some cases, prevent the provision of our products and services to some countries altogether.

Our business is subject to a wide range of laws and regulations. Our failure to comply with those laws and regulations could harm our business.

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. For example, our platform is subject to an increasingly strict set of legal and regulatory requirements intended to help detect and prevent money laundering, terrorist financing, fraud and other illicit activity. The interpretation of those requirements by judges, regulatory bodies and enforcement agencies is changing, often quickly and with little notice. Changes in laws and regulations could impose more stringent requirements on us to detect and prevent illegal and improper activity by creators, which can increase our operating costs and reduce our margins. For example, to date, in the United States, platforms like ours are immune from liability resulting from the improper or illegal actions facilitated by the platform, but initiated by its users, under Section 230 of the Communications Decency Act (CDA). If the CDA is amended in a manner that reduces protections for our platform, we will need to increase our content moderation operations, which may harm our results of operations.

In addition, the ticketing business is subject to many laws and regulations, both foreign and domestic. These laws and regulations vary from jurisdiction to jurisdiction and may sometimes conflict. Outside of ticketing regulations, creators are often subject to regulations of their own, such as permitting and crowd control requirements. Regulatory agencies or courts may claim or hold that we are responsible for ensuring that creators comply with these laws and regulations, which could greatly increase our compliance costs, expose us to litigation, subject us to fines and penalties and otherwise harm our business.

Failure to comply with anti-corruption, anti-bribery and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), the United Kingdom Bribery Act 2010 (Bribery Act), and other anti-corruption and anti-bribery laws in various jurisdictions, both domestic and abroad, where we conduct business. The FCPA and the Bribery Act prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA further requires us to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The Bribery Act also prohibits “commercial” bribery not involving government officials, and accepting bribes. Our sales team sells use of our platform abroad, and we face significant risks if we fail to comply with the FCPA and other applicable anti-corruption laws. We operate in many parts of the world that have experienced governmental corruption to some degree. We may have also direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, service providers and agents, even if we do not authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot ensure that all of our employees, users and agents, as well as those contractors to which we outsource certain of our business operations, will not take actions in violation of our policies or agreements and applicable law, for which we may be ultimately held responsible.

Any violation of the FCPA, the Bribery Act or other applicable anti-corruption and anti-bribery laws could subject us to significant sanctions, including civil or criminal fines and penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as related stockholder lawsuits and other remedial measures, all of which could harm our reputation, business, results of operations and financial condition. Responding to any investigation may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Failure to comply with applicable anti-money laundering laws and regulations could harm our business and result of operations.

Due to the risk of our platform being used for illegal or illicit activity, any perceived or actual breach of compliance by us with respect to anti-money laundering (AML) laws, rules, and regulations, including the Bank Secrecy Act, USA Patriot Act and Title 18 U.S.C. Sections 1956-57 and 1960, could have a significant impact on our reputation and could cause us to lose existing creators and attendees, prevent us from obtaining new creators, require us to expend significant funds to remedy civil and criminal problems caused by violations and to avert further violations and expose us to legal risk and potential liability that could have a material effect on our business. Several of these laws require certain companies to adopt an AML compliance program, including those companies that are characterized as a money services business or money transmitter. Moreover, many states have their own AML legal regulatory regimes and interpretations and applications of those legal principles are complex and varied. If the federal government or any state government took the position that we were a money services business or money transmitter, they could require us to register as such and obtain a money transmitter license.

While we maintain that we are not a money services business or money transmitter, we have voluntarily elected to adopt an AML compliance program to mitigate the risk of our platform being used for illegal or illicit activity and to help detect and prevent fraud. Should a federal or state regulator make a determination that we have operated as an unlicensed money services business or money transmitter, we could be subject to civil and criminal fines, penalties, costs, legal fees, reputational damage or other negative consequences, all of which may harm our business, results of operations and financial condition.

Failure to comply with laws and regulations related to payments could harm our business and results of operations.

The laws and regulations related to payments are complex, subject to change, and vary across different jurisdictions in the United States and globally. Furthermore, changes in laws, rules and regulations have occurred and may occur in the future, which may impact our business practices. In particular, in the United States, certain state jurisdictions require a money transmission license to provide certain payments services, and the applicability of state money transmission licensing laws to payment processing services such as those we provide is a matter of regulatory interpretation that is subject to change. In this regard, changes to regulatory interpretations or decisions by applicable authorities that certain of our activities should be subject to regulation under state money transmission licensing laws could subject us to investigation and the potential for resulting liability. As a result of regulatory uncertainty with respect to state money transmission licensing and regulation and federal money services business registration, we are required to spend significant time and effort to comply with those laws and regulations and to ensure that creators and attendees are complying with those laws and regulations. Any failure or claim of our failure to comply or any failure by our third-party service providers and partners to comply with such laws and regulations or other requirements could divert substantial resources, result in liabilities or force us to restructure or even to stop offering EPP, which will harm our business and results of operations.

For example, if we are deemed to be a money transmitter as defined by applicable regulation, we could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies who may define money transmitter differently. If we were required to be licensed as a money transmitter (or otherwise determined that obtaining state money transmission licenses would further its business purposes), we would be subject to recordkeeping and reporting requirements, as well as bonding requirements, restriction on the use of customer funds and other obligations. We would also be subject to examination and oversight buy applicable state licensing authorities.

Additionally, outside of the United States, we could be subject to additional laws, rules and regulations related to the provision of payments and financial services, and as we expand into new jurisdictions, the foreign regulations and regulators governing our business that we are subject to will expand as well. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

Additionally, we are subject to the Payment Card Industry Data Security Standard (PCI-DSS), and if we experience substantial losses related to payment card transactions or in the event of noncompliance with the PCI-DSS, we may choose to, or be required to, cease accepting certain payment cards for payment. If we were unable to accept payment cards through EPP, creators would be required to use third-party payment options, which would reduce the simplicity and ease-of-use of our platform.

Our reported results of operations may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. For example, as a result of our adoption of ASU 2016-02, Leases (Topic 842) (ASC 842) which was effective for us beginning January 1, 2019, there was an increase of $3.7 million in operating lease expense related to the accounting treatment of our San Francisco office lease, which was accounted for as a build-to-suit lease under ASC 840 prior to the adoption of ASC 842.

If currency exchange rates fluctuate substantially in the future, our results of operations, which are reported in U.S. dollars, could be adversely affected.

Our international operations expose us to the effects of fluctuations in currency exchange rates. Many of our creators live or operate outside the United States, and therefore we have significant ticket sales denominated in foreign currencies, most notably the British Pound, Euro, Canadian Dollar, Australian Dollar, Brazilian Real and Argentinian Peso. If currency exchange rates remain at current levels, currency translation could continue to negatively affect net revenue growth for events that are not listed in U.S. dollars and could also reduce the demand for U.S. dollar denominated events from attendees outside of the United States. Further, we incur expenses for employee compensation and other operating expenses at our international locations in the local currency. Because we conduct business in currencies other than U.S. dollars but report our results of operations in U.S. dollars, we face exposure to fluctuations in currency exchange rates, which could harm our results of operations.

Our business may be subject to sales tax and other indirect taxes in various jurisdictions. In addition, creators may also be subject to certain taxes.

The application of indirect taxes, such as sales and use tax, amusement tax, value-added tax, goods and services tax, business tax and gross receipts tax, to businesses like ours and to creators and attendees is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business.

One or more states, localities, the federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate online commerce. For example, taxing authorities in the United States and other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the Internet, and are considering related legislation. Certain jurisdictions have enacted laws which became effective in 2018 and 2019 or will become effective later requiring marketplaces to report user activity or collect and remit taxes on certain items sold on the marketplace. Imposition of an information reporting or tax collection requirement could decrease creator or attendee activity on our platform, which would harm our business. New legislation could require us or creators to incur substantial costs in order to comply, including costs associated with tax calculation, collection and remittance and audit requirements, which could make using our platform less attractive and could adversely affect our business and results of operations.

We face sales and use tax and value-added tax audits in certain states and international jurisdictions and it is possible that we could face additional sales and use tax and value-added tax audits in the future in additional jurisdictions and that our liability for these taxes could exceed our reserves as state or international tax authorities could assert that we are obligated to collect additional amounts as taxes from creators and remit those taxes to those authorities. We could also be subject to audits and assessments with respect to states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales or other taxes could result in substantial tax liabilities for past sales, discourage creators from using our platform or otherwise harm our business and results of operations. Although we have reserved for potential payments of possible past tax liabilities in our financial statements as disclosed in Note 14 of the Notes to Unaudited Interim Condensed Consolidated Financial Statements, if these liabilities exceed such reserves, our financial condition will be harmed.

Our international operations subject us to potential adverse tax consequences and additional taxes.

We generally conduct our international operations through wholly owned subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Because of these international operations, we may be subject to adverse tax changes or interpretation, increased taxes due to increased international expansion, and tax charges due to complex intercompany agreements.

We may be subject to income taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have an adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or assert that benefits of tax treaties are not available to us, any of which could have a negative impact on us or our results of operations. As we earn an increasing portion of our revenue and accumulate a greater portion of our cash flow in foreign jurisdictions, we could face a higher effective tax rate and incremental cash tax payments.

Additionally, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates and reduced cash flows and may harm our results of operations and financial condition.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended (Code), a corporation that undergoes an “ownership change” (generally, a greater than 50 percentage point change in our equity ownership by certain stockholders or groups of stockholders) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We have undergone ownership changes in the past, which have resulted in limitations on our ability to utilize our NOLs, and future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. The existing NOLs of some of our subsidiaries may be subject to limitations arising from ownership changes prior to, or in connection with, their acquisition by us. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that, due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize some portion of our NOLs even if we attain profitability.

On March 27, 2020, the President signed the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act), aimed at helping American workers and businesses impacted by the COVID-19 pandemic. The CARES Act, among other things, temporarily removes the current-law taxable income limitation established under the Tax Cuts and Jobs Act of 2017, and permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years. The NOL provisions of the CARES Act is not expected to result in a cash benefit to the Company nor did it impact our NOL balance upon enactment.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the listing standards of the New York Stock Exchange (NYSE). We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, including increased complexity resulting from our international expansion. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we are required to include in our periodic reports that we file with the SEC. While our management has previously been, and will continue in the future to be, required to perform an evaluation of our internal control over financial reporting, our independent registered public accounting firm was not required to perform such an evaluation prior to the year ended December 31, 2019, which is the date we were no longer an emerging growth company. Accordingly, we are required to include in each of our Annual Reports on Form 10-K an attestation report on internal control over financial reporting issued by our independent registered accounting firm. There can be no assurance that we or our independent registered auditors will not in the future identify one or more material weaknesses in our internal control over financial reporting, which may have a negative impact on our ability to timely and accurately produce financial statements or which may negatively impact the confidence level of our stockholders and other market participants with respect to our ability to produce timely and accurate financial statements. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

Risks Related to Ownership of Our Class A Common Stock

We have a limited operating history in an evolving industry which makes it difficult to evaluate our current business future prospects and increases the risk of your investment.

We launched operations in 2006. This limited history in an evolving industry makes it difficult to effectively assess or forecast our future prospects. You should consider our business and prospects in light of the risks and difficulties we encounter or may encounter. These risks and difficulties include our ability to cost-effectively acquire new creators and engage and retain existing creators, maintain the quality of our technology infrastructure that can efficiently and reliably handle ticket sales and event management services globally and the deployment of new features and solutions and successfully compete with other companies that are currently in, or may enter, the ticketing and event solution space. Additional risks include our ability to effectively manage growth, responsibly use the data that creators and attendees share with us, process, store, protect and use personal data in compliance with governmental regulation, contractual obligations and other legal obligations related to privacy and security and avoid interruptions or disruptions in our service or slower than expected load times for our platform. Other risks posed by our limited operating history include the ability to hire, integrate and retain world class talent at all levels of our company, continue to expand our business in markets outside the United States, and defend ourselves against litigation, regulatory, intellectual property, privacy or other claims. If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above, our business and our results of operations will be harmed.

The market price of our Class A common stock may be volatile and may decline regardless of our operating performance.

Prior to our initial public offering, there was no public market for shares of our Class A common stock. The market prices of the securities of other newly public companies have historically been highly volatile. The market price of our Class A common stock has in the past, and may in the future, fluctuate significantly in response to numerous factors, many of which are beyond our control, including, but not limited to:

•	overall performance of the equity markets and/or publicly-listed technology companies;

•	actual or anticipated fluctuations in our net revenue or other operating metrics;

•	changes in the financial projections we provide to the public or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet the estimates or the expectations of investors;

•	the economy as a whole and market conditions in our industry;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	lawsuits threatened or filed against us;

•	recruitment or departure of key personnel; and

•	other events or factors, including those resulting from war, public health concerns and epidemics, incidents of terrorism or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. The global stock markets have experienced, and may continue to experience, significant volatility as a result of the COVID-19 pandemic, and the price of our Class A common stock has been volatile and has decreased significantly in recent months. The COVID-19 pandemic and the significant uncertainties it has caused for the global economy, business activity, and business confidence have had, and is likely to continue to have, a significant effect on the market price of securities generally, including our Class A common stock. In the past, stockholders have filed securities class action litigation following periods of market volatility. For example, beginning on April 15, 2019, purported stockholders of our company filed putative securities class action against Eventbrite, certain of our executives and directors, and our underwriters for the IPO, on behalf of a putative class of persons who purchased or acquired Eventbrite securities traceable to our IPO and/or who purchased or acquired Eventbrite securities between September 20, 2018 and May 1, 2019, inclusive. During this period, the closing price of our Class A common stock ranged from a high of $37.97 to a low of $19.06. See the risk factor above titled “Unfavorable outcomes in legal proceedings may harm our business and results of operations.”

Moreover, because of these fluctuations, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our net revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated net revenue or earnings forecasts that we may provide.

The dual class structure of our common stock has the effect of concentrating voting control with our directors, executive officers and their affiliates and that may depress the trading price of our Class A common stock.

Our Class B common stock has ten votes per share and our Class A common stock has one vote per share. As of June 30, 2020, our directors, executive officers and stockholders holding more than 5% of our outstanding shares, and their affiliates, beneficially owned in the aggregate 83.7% of the voting power of our capital stock. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until September 20, 2028, the date that is the ten-year anniversary of the closing of our IPO. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long-term.

In addition, certain index providers, such as S&P Dow Jones, have restrictions on including companies with multiple-class share structures in certain of their indices. Accordingly, the dual class structure of our common stock makes us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices may not invest in our Class A common stock and may make our Class A common stock less attractive to other investors. It is possible that these policies may depress valuations of publicly-traded companies excluded from such indices, as compared to similar companies that are included. As a result, the market price of our Class A common stock could be harmed.

Commencing December 31, 2019, we are no longer an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies no longer apply to us.

As of June 28, 2019, the market value of our common stock that was held by non-affiliates exceeded $700 million, so we no longer qualified for emerging growth company status as of December 31, 2019. As a large-accelerated filer, we are now subject to certain disclosure requirements that are applicable to other public companies that were not applicable to us as an emerging growth company. These requirements include:

•	compliance with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

compliance with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	full disclosure obligations regarding executive compensation; and

•	compliance with the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Compliance with these additional requirements may increase our compliance and financial reporting expenses and may divert management’s attention from other aspects of our business. Failure to comply with these requirements could subject us to enforcement actions by the SEC, which could divert management’s attention, damage our reputation and harm our business, results of operations or financial condition.

If securities or industry analysts do not publish or cease publishing research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If industry analysts cease publishing research on our company, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us on a regular basis, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

Sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline. As of July 15, 2020 we had 67,466,394 shares of Class A common stock outstanding and 23,383,917 shares of Class B common stock outstanding.

Sales of our common stock may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

In connection with the execution of the credit agreement we entered into in May 2020, we entered into a stock purchase agreement, pursuant to which we issued and sold 2,599,174 shares of Class A common stock for a purchase price of $0.01 per share, resulting in dilution to our equity holders. In addition, we granted the purchaser of these shares certain registration rights and registered the resale of the shares. We may also raise capital through additional equity or equity-linked financings. For example, in June 2020, we issued the 2025 Notes, and the conversion of some or all of the 2025 Notes may dilute the ownership interests of existing stockholders to the extent we deliver shares upon any conversion of the 2025 Notes. Any sales in the public market of our Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock. In addition, the existence of the 2025 Notes may encourage short selling by market participants because the conversion of the 2025 Notes could be used to satisfy short positions. The anticipated conversion of the 2025 Notes into shares of our Class A common stock could also depress the price of our Class A common stock. We also expect to grant equity awards to employees, directors and consultants under our stock incentive plans. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the listing standards of the NYSE and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. Additionally, as we are no longer an emerging growth company, we need to comply with additional disclosure and reporting requirements, including accelerated filing deadlines and an attestation report on internal control over financial reporting as of each fiscal year-end issued by our independent registered public accounting firm. We are also required to include additional information regarding executive compensation in our annual proxy statement and at our 2020 annual meeting of stockholders we held a nonbinding advisory vote on the frequency of the nonbinding advisory vote on executive compensation at our annual meetings of stockholders. Based on the voting results at the 2020 annual meeting of stockholders, we determined to hold a stockholder advisory vote on named executive officer compensation every year until the next required vote on the frequency of advisory votes on named executive officer compensation

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in filings required of a public company, our business, results of operations and financial condition are more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations and financial condition could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations and financial condition.

The individuals who now constitute our senior management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our senior management team may not successfully or efficiently manage our regulatory and reporting obligations as a public company.

We do not intend to pay dividends on our Class A common stock and, consequently, the ability of Class A common stockholders to achieve a return on investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any dividends on our capital stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. As a result, Class A common stockholders may only receive a return on your investment in our Class A common stock if the market price of our Class A common stock increases.

Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	provide that our board of directors be classified into three classes of directors with staggered three-year terms;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only the Chairperson of our board of directors, our Chief Executive Officer, or a majority of our board of directors is authorized to call a special meeting of stockholders;

•

provide for a dual class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated bylaws provide that a state or federal court located within the State of Delaware will be the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or

•	any action asserting a claim against us that is governed by the internal affairs doctrine.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition. The exclusive forum provision does not apply to claims under the Securities Act or the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities

Class A Common Stock

In May 2020, in connection with the Credit Agreement, we entered into a Stock Purchase Agreement (the Stock Purchase Agreement) with FP EB Aggregator, L.P. (FP). Pursuant to the terms and conditions of the Stock Purchase Agreement, in connection with the funding of the Initial Term Loans on May 19, 2020, we issued and sold 2,599,174 shares of Class A common stock to FP for a purchase price of $0.01 per share. The offer and sale of the shares were made in reliance on an exemption from registration under the Securities Act, pursuant to Section 4(a)(2) thereof, in transactions not involving any public offering.

5.000% Convertible Senior Notes due 2025.

In June 2020, we issued $150 million in aggregate principal amount of 5.000% Convertible Senior Notes due 2025 (the 2025 Notes). In connection with the offering of the 2025 Notes, we entered into capped call transactions with certain financial institutions (Capped Calls). The Capped Calls have an initial strike price of approximately $12.60 per share, which corresponds to the initial conversion price of the 2025 Notes. The Capped Calls cover, subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the 2025 Notes, the number of shares of Class A common stock initially underlying the 2025 Notes. The Capped Calls are expected generally to reduce potential dilution to our Class A common stock upon any conversion of the 2025 Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2025 Notes, as the case may be, with such reduction and/or offset subject to a cap, initially equal to $17.1520, and is subject to certain adjustments under the terms of the Capped Call transactions. See Note 9 to our unaudited interim condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q, for additional information about the 2025 Notes and Capped Calls.

The offer and sale of the 2025 Notes to the initial purchasers were made in reliance on an exemption from registration under the Securities Act, pursuant to Section 4(a)(2) thereof, in transactions not involving any public offering. The 2025 Notes were resold by the initial purchasers to persons whom the initial purchasers reasonably believe are “qualified institutional buyers,” as defined in, and in accordance with, Rule 144A under the Securities Act. Any shares of our Class A common stock that may be issued upon conversion of the 2025 Notes will be issued in reliance upon Section 3(a)(9) of the Securities Act as involving an exchange by us exclusively with our security holders. Initially, a maximum of 13,992,525 shares of our Class A common stock may be issued upon conversion of the 2025 Notes, based on the initial maximum conversion rate of 93.2835 shares of Class A common stock per $1,000 principal amount of 2025 Notes, which is subject to customary anti-dilution adjustment provisions.

Use of Proceeds from Initial Public Offering of Class A Common Stock

On September 19, 2018, our registration statement on Form S-1 (File No. 333-226978) was declared effective by the SEC for our IPO of Class A common stock. There has been no material change in the planned use of proceeds from our IPO from that described in the final prospectus filed pursuant to Rule 424(b) under the Securities Act and other periodic reports previously filed with the SEC.

Item 6. Exhibits

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this Quarterly Report on Form 10-Q.

Exhibit Index

		Incorporated by Reference

Exhibit Number	Description of Exhibits	Form	Exhibit Number	Date Filed

3.2	Amended and Restated Certificate of Incorporation.	S-1/A	3.2	August 28, 2018

3.4	Amended and Restated Bylaws.	S-1/A	3.4	August 28, 2018

4.1	Form of Class A Common Stock Certificate.	S-1/A	4.1	September 7, 2018

4.2	Indenture, dated as of June 15, 2020, between Registrant and Wilmington Trust, National Association, as Trustee	8-K	4.1	June 15, 2020

4.3	Form of Note, representing the 5.000% Convertible Senior Notes due 2025 (included as Exhibit A to Exhibit 4.2)	8-K	4.2	June 15, 2020

10.1	Strategic Advisory agreement between the registrant and Randy Befumo, as amended			Filed herewith

10.2	Advisory Agreement between the registrant and Patrick Poels, as amended			Filed herewith

10.3	Credit Agreement, dated May 9, 2020, by and among Registrant, FP EB Aggregator, L.P. and FP Credit Partners, L.P., as administrative agent	8-K	10.1	May 12, 2020

10.4	Successor Agent Agreement, First Amendment to Credit Agreement and Omnibus Amendment to Loan Documents, dated June 15, 2020, by and among Wilmington Trust, National Association, FP Credit Partners, L.P. and Registrant	S-1	10.21	June 18, 2020

10.5	Stock Purchase Agreement, dated May 9, 2020, by and between Registrant and FP EB Aggregator, L.P.	8-K	10.2	May 12, 2020

10.6	Nomination Agreement, dated May 19, 2020, by and among Registrant, FP EB Aggregator, L.P. and Francisco Partners	8-K	10.1	May 20, 2020

10.7	Registration Rights Agreement, dated May 19, 2020, by and between Registrant and FP EB Aggregator, L.P.	8-K	10.2	May 20, 2020

10.8	Form of Capped Call Confirmation	8-K	10.1	June 15, 2020

31.1	Certification of the Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.			Filed herewith

31.2	Certification of the Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.			Filed herewith

32.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.			Filed herewith

101.INS	Inline XBRL Instance Document	Filed herewith

101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)	Filed herewith

*The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Quarterly Report on Form 10-Q and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Eventbrite, Inc.

August 7, 2020	By:	/s/ Julia Hartz
Julia Hartz
Chief Executive Officer
(Principal Executive Officer)

August 7, 2020	By:	/s/ Charles Baker
Charles Baker
Chief Financial Officer
(Principal Financial Officer)

August 7, 2020	By:	/s/ Shane Crehan
Shane Crehan
Chief Accounting Officer
(Principal Accounting Officer)